As confidentially submitted to the Securities and Exchange Commission on October 29, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ionic Digital Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6199	99-0565447
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2332 Galiano Street, 2nd Floor

Coral Gables, Florida 33134

Tel.: (754) 273-6593

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Anthony McKiernan

Interim Chief Executive Officer

Ionic Digital Inc.

2332 Galiano Street, 2nd Floor

Coral Gables, Florida 33134

Tel.: (754) 273-6593

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Daniel Nussen White & Case LLP 555 South Flower Street, Suite 2700 Los Angeles, California 90071-2433 Tel.: (213) 620-7795	Andrew J. Ericksen White & Case LLP 609 Main Street, Suite 2900 Houston, Texas 77002 Tel.: (713) 496-9688	Erika L. Weinberg Gregory P. Rodgers Benjamin J. Cohen Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel.: (212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

In accordance with the policy pronouncements of the staff of the U.S. Securities and Exchange Commission, we are omitting from this draft registration statement our unaudited financial statements as of and for the six months ended June 30, 2025 and 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated listing. We intend to amend this draft registration statement to include all financial information required by Regulation S-X at the date of such amendment before publicly filing this registration statement.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED               , 2026

PRELIMINARY PROSPECTUS

Ionic Digital Inc.

Shares of Class A Common Stock

This prospectus relates to the registration of the resale by the selling stockholders named in this prospectus, who we refer to as the Registered Stockholders, of up to                                  shares of our Class A common stock, par value $0.00001 per share, pursuant to a direct listing on the Nasdaq Global Select Market. Prior to the listing of our shares of Class A common stock, there has been no public market for our shares of Class A common stock. The resale of the shares of Class A common stock by the Registered Stockholders is not being underwritten by any investment bank, which makes this listing different from an underwritten initial public offering. The Registered Stockholders may elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine, through brokerage transactions on the Nasdaq Global Select Market at prevailing market prices. If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of such shares. For more information, see the section titled “Plan of Distribution.”

The direct listing of our Class A common stock on the Nasdaq Global Select Market without underwriters is a relatively novel method for commencing public trading in shares of our Class A common stock, and consequently, the trading volume and price of shares of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

J.P. Morgan Securities LLC, or J.P. Morgan, is serving as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8) for our first day of trading on the Nasdaq Global Select Market. Citigroup Global Markets Inc., or Citi, and BTIG, LLC, or BTIG, are also serving as our financial advisors. We have engaged such financial advisors to advise and assist us with respect to certain matters relating to our listing.

On the day that our shares of Class A common stock are initially listed for trading on the Nasdaq Global Select Market, the Nasdaq Stock Market LLC, or Nasdaq, will begin accepting, but not executing, pre-opening buy and sell orders and Nasdaq will begin to continuously generate the indicative current reference price (as defined below) for our Class A common stock on the basis of such accepted orders.

During a 10-minute “Display Only” period, market participants may enter quotes and orders for our Class A common stock in Nasdaq’s systems and Nasdaq will disseminate such information, along with other indicative imbalance information, to J.P. Morgan and certain other market participants (including our other financial advisors) on Nasdaq’s NOII and BookViewer tools.

Following such 10-minute “Display Only” period, a “Pre-Launch” period will begin, during which J.P. Morgan, in its capacity as our designated financial advisor, must notify Nasdaq that our shares of Class A common stock are “ready to trade.” Once J.P. Morgan has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the current reference price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If J.P. Morgan then approves proceeding at the current reference price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with J.P. Morgan and certain other market participants (including our other financial advisors).

Upon completion of such price validation checks, the applicable orders for our Class A common stock that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence.

Under Nasdaq rules, the current reference price means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e., the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e., will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan, Citi and BTIG, in their capacities as our financial advisors. J.P. Morgan, Citigroup and BTIG will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder.

The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence J.P. Morgan, Citi and BTIG in carrying out their roles as our financial advisors.

J.P. Morgan will determine when our shares of Class A common stock are ready to trade and approve proceeding at the current reference price primarily based on consideration of trading volume, timing and share price. In particular, J.P. Morgan will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. For more information, see the section titled “Plan of Distribution.”

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.” We expect our Class A common stock to begin trading on or about                  , 2026.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying our Class A common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2026

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except for the section titled “Plan of Distribution,” which additions, updates, or changes that are material shall only be made pursuant to a post-effective amendment). You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

As used in this prospectus, the term “Registered Stockholders” refers to the stockholders with shares registered hereunder pursuant to the table appearing in the section titled “Registered Stockholders” and their pledgees, donees, transferees, assignees, or other successors-in-interest.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the Registered Stockholders take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their Class A common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside of the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class A common stock by the Registered Stockholders and the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, references in this prospectus to “Ionic Digital,” “we,” “our,” “us” and the “Company” refers to Ionic Digital Inc., a Delaware corporation, and its consolidated subsidiaries, and “Ionic Digital Inc.” or the “Parent” refer only to Ionic Digital Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These forward-looking statements are based on the historical financial information and our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this prospectus speak only as of its date, and we undertake no obligation to update them in light of new information or future events, except as required by law.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “plans,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Some of the risks, uncertainties and other important factors that could cause results to differ from those currently expected, or that otherwise could impact us, include, but are not limited to:

●	our ability to secure and retain customers on commercially reasonable terms or at all in our leasing business;

●	our ability to establish and maintain a customer base for our leasing business and customer concentration;

●	our mining facilities and our ability to obtain miners may fail to keep pace with rapidly changing technology and evolving industry standards;

●	additional bitcoin mining capacity from competing bitcoin miners decreases our effective network hashrate market share, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline;

●	our third-party contract manufacturers, pool service providers, component suppliers and energy providers, some of which are sole source and limited source suppliers;

●	business interruptions, including due to power outages, shortages, capacity constraints, catastrophic disasters or other events;

●	our ability to procure power to power our bitcoin mining and HPC/AI data center operations, and to obtain required regulatory approvals to increase energy capacity;

●	our ability to access sufficient capital for future strategic growth initiatives;

●	the price volatility of bitcoin, the digital currency native to the Bitcoin network;

●	our financial and business performance, including financial projections and business metrics;

●	the ability to initially list and maintain a listing of our Class A common stock on Nasdaq, and the potential liquidity and trading of such securities;

●	the dependence of our revenues on general economic conditions and the willingness of enterprises to invest in technology;

●	our ability to establish and maintain proper and effective internal control over financial reporting;

●	our commercial partnerships and business relationships;

●	the effects of competition and regulation on our business;

●	breaches of the security of our information systems, products or services or of the information systems of our third-party providers;

●	potential litigation and other claims, including for infringement, which could cause us to incur significant expenses or prevent us from selling our products or services;

●	environmental, health and safety, laws, regulations, costs and other liabilities; and

●	other factors detailed under the section titled “Risk Factors.”

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this prospectus. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, and the trading prices of our Class A common stock could decline. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY

The following summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A common stock. You should carefully consider, among other things, our financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Ionic Digital” or the “Successor,” refer to Ionic Digital Inc., the Company that acquired substantially all of the assets and assumed certain liabilities from Celsius Mining LLC (“Celsius Mining” or the “Predecessor”) following the Chapter 11 bankruptcy filing of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”). References to the “Company,” “we,” “us” and “our” refer to Ionic Digital for periods on or after January 31, 2024 and to the Predecessor for periods prior to January 31, 2024.

Company Overview

Ionic Digital is a digital infrastructure and crypto asset mining company. We began as a pure-play crypto asset mining company when we were formed in January 2024 to acquire all of the crypto mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of energy assets. We seek to achieve this objective through two principal focus areas:

●	leasing our infrastructure assets to hyperscalers for high-performance computing (“HPC”) and artificial intelligence (“AI”) cloud infrastructure providers; and

●	efficiently mining bitcoin.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale Ward County LLC (together, with its affiliates, “Nscale”), a global hyperscaler engineered for sovereign-grade AI infrastructure (the “Cedarvale Lease”) at our Cedarvale facility in West Texas. Our Cedarvale facility has a current energy capacity of 234 megawatts (“MW”) and the potential for expansion to 700 MW or more. The Cedarvale Lease commences in August 2026 and represents total contracted revenues of approximately $1.95 billion. We are seeking to expand the energy capacity at Cedarvale, which we believe would advance the monetization of our owned energy assets. We have granted Nscale a right of first refusal on additional capacity at Cedarvale, and we may also provide the expanded capacity to other AI or digital infrastructure companies, or our own crypto asset mining operations.

Entry into the Cedarvale Lease is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to monetize our Cedarvale site. We believe our agreement with Nscale represents a transformative transaction that significantly increases the value of our company by leveraging our existing bitcoin mining business to build a diversified digital infrastructure company that can develop practical and innovative approaches to energy monetization. Our strong balance sheet also gives us the ability to continue the expansion of our crypto asset mining operations at our facilities. The combination of an existing and expandable crypto asset mining business, together with the Cedarvale Lease, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

With six facilities in Texas and Oklahoma, three of which we own, including the Cedarvale facility, two of which we lease, and one of which is hosted, we are focusing on delivering the next generation of energy-efficient, cost-effective computing through bitcoin mining while supporting grid flexibility by adapting operations to changing energy demand.

The following table provides an overview of our energy and miner capacity at our sites as of September 30, 2025.

Facility (Location)	Energy Consumption Capacity (MW)	Estimated Miner Capacity
Ionic Digital Self-mining Sites(1)
Cedarvale
Ward County, Texas(2)	234 MW	73,700
Midland
East Stiles (Reagan County, Texas)(2)	30 MW	10,800
Garden City (Glasscock County, Texas)(2)	12 MW	3,900
Rebel (Glasscock County, Texas)(3)	25 MW	8,500
Stiles (Reagan County, Texas)(3)	20 MW	6,900
Third-party Hosted Site(4)
GXD (Oklahoma City, Oklahoma)	60 MW	17,300

(1)	We own all miners, equipment, and improvements at all Ionic Digital-operated sites.

(2)	We own the land at our Cedarvale, East Stiles, and Garden City sites.

(3)	We lease the land at our Rebel and Stiles sites.

(4)	At our third-party hosted site, we provide the miners, and the host owns the land, equipment, and improvements.

Competitive Strengths

We believe that we possess several competitive strengths, including the following:

Flagship, high-performance facility at Cedarvale. Our Cedarvale site serves as the cornerstone of our operations, offering scalable infrastructure, access to cost-efficient power, and operational reliability. Strategically located in a region with favorable energy pricing and infrastructure, the Cedarvale facility currently has 234 MW of installed capacity and we believe supports expansion to 700 MW or more. Our infrastructure is designed with the optionality to support a wide range of computer-intensive applications, including AI inference and HPC workloads. Nscale, a global hyperscaler, recently contracted to lease the facility under a 126-month agreement to use as a hyperscale AI campus beginning in the third quarter of 2026. Nscale has announced plans to scale its footprint at Cedarvale to 1.2 gigawatts (“GW”) over time, with Microsoft holding an option on a second 700 MW phase starting in late 2027. We believe that with our flagship Cedarvale facility, we are well-positioned to capture this opportunity.

Low-cost access to power. With our strategically located data center sites across Texas, on both owned and leased land, we are able to take advantage of low-cost power. We leverage miner management software to purchase power at opportune times. As a result, our average cost of power consumed across our Texas sites was approximately 3.5 cents per kilowatt-hour (“c/kWh”) for the nine months ended September 30, 2025.

Strong balance sheet. As of September 30, 2025, we had $       of debt,             bitcoin, and approximately $       in cash that is being proactively managed. We believe our strong balance sheet provides us operational flexibility in a capital expenditure intensive business and access to immediate liquidity to pursue joint ventures and strategic acquisitions. Additionally, we intend to maximize the amount of bitcoin we retain from our mining operations, but will liquidate bitcoin to cover operational expenses as necessary.

Growth Strategy

Our near-to-medium term future growth plans center around monetization of our owned energy assets, potential acquisitions or joint ventures for site development, and investment opportunities for bitcoin mining and treasury positions. In pursuing these plans, our objective is to generate high margin, incremental cash flows with a predictable dollar-based revenue channel to complement our longer-term investment and modified “HODL” strategy for bitcoin. “HODL” is a term used in the crypto assets market which refers to an investment strategy whereby, following the original acquisition of a crypto asset, the investor continues to hold the crypto asset regardless of movements in the price of such crypto asset. We may also borrow against our bitcoin holdings to finance several core business purposes such as increasing energy capacity at existing owned sites and upgrading our bitcoin miner fleet, as well as potential acquisition and/or joint venture opportunities in the AI and HPC, bitcoin mining, or stable coin mining sectors.

Monetizing Energy Assets

In October 2025, we announced our inaugural participation in the AI/HPC sector by entering into the Cedarvale Lease, a “triple-net” lease transaction with Nscale, a global hyperscaler engineered for sovereign-grade AI infrastructure, at our Cedarvale facility. Our agreement with Nscale is a 126-month lease for all 234 MW of capacity at the facility, with contracted revenues of approximately $1.95 billion and commences in August 2026. Annual revenue under the lease is $182.5 million, with 3% annual increases scheduled to occur after the fifth year of the lease term. We expect this lease structure will provide us with predictable cash flows while minimizing operating risk, as we are not responsible for construction or site development. The Cedarvale Lease does not require us to raise additional capital and provides us with significant resources to fund other growth initiatives. We expect this will strengthen our financial foundation and provide a stable source of cash flows, allowing us to monetize these assets while we continue to mine bitcoin at our other facilities.

Cedarvale

We are in active discussions with Texas-New Mexico Power (“TNMP”) and the Energy Reliability Council of Texas (“ERCOT”) to increase electricity capacity from the current 234 MWs to 700 MWs by the end of 2027. We have submitted all required documentation, and our ability to obtain the additional power will depend primarily on the completion of two utility projects in the surrounding area that are on track to be completed in 2026. If this expansion is approved, we plan to make the required infrastructure investments to use the increased power when available.

The Cedarvale Lease provides Nscale a right of first refusal on the additional power at prevailing market rates. If Nscale elects to not exercise this right, we will have the ability to lease the additional capacity to other parties, or we can use the capacity in our own operations. We believe the Cedarvale Lease can serve as a model for future similar transactions for our company.

Other potential opportunities at Cedarvale may include pursuing joint ventures with established data center developers to build on our Cedarvale site in an effort to enter the development sector, increasing our bitcoin mining capability at the site, pursuing stable coin mining, or a combination of these opportunities. We are also actively exploring natural gas transmission at the site given the proximity of gas lines on the property.

Midland

We anticipate we will achieve an increase of 25 MWs to the existing Rebel site by the first quarter of 2026. We intend to use the additional capacity to increase bitcoin mining capability as we shift a portion of our bitcoin mining operations from Cedarvale to Midland. Near term, we plan to evaluate our bitcoin miner fleet and determine which of our approximately 141,900 miners will be housed in our Midland sites, redeployed, decommissioned for spare parts, or liquidated. Following that evaluation, we anticipate we will purchase new or refurbished miners with improved efficiency and hashrate to remain competitive in the bitcoin mining market. Longer term, we seek to replicate our current company-wide monthly bitcoin mining production through the Midland facilities. As AI/HPC data center development or joint venture opportunities arise, we will evaluate the potential profitability against our bitcoin mining operations.

Acquisitions and Joint Ventures

We are actively evaluating sites, primarily in the United States, to purchase or lease primarily for potential expansion in the bitcoin mining or AI/HPC sectors. In addition, we are exploring sites with alternative energy sources (for example, wind, flared gas and helium) that may provide longer term profitability for aging bitcoin miners.

As we identify sites that fit these purposes, we may look to partner with an established data center developer in an effort to establish a foothold in the development sector, as well as provide turnkey services to potential customers. We believe our balance sheet and contracted revenue stream will enable us to raise capital for site acquisition and/or development.

We may also seek corporate acquisition candidates in the bitcoin miner, real estate holding or data center designer and developer arenas. The ability to consolidate and operationally drive bitcoin mining operations may be attractive options depending on market conditions. The opportunity to purchase an established data center designer or developer would also enable us to expand our current service offerings.

Bitcoin Treasury

We employ a modified HODL strategy designed to grow and optimize our bitcoin treasury position. We have sold a portion of monthly mined bitcoin to cover operating and capital expenditures and to maintain an adequate ongoing liquidity position. For context, for the twelve months ended September 30, 2025, we mined between 103.2 and 175.6 bitcoin per month and sold approximately 67% of our monthly production to cover expenses and preserve liquidity. With the Cedarvale Lease beginning in August 2026, we expect to have a steady and increasing stream of cash inflows. We expect that this anticipated improvement in cash generation will enable us to retain a substantially greater portion of our mined bitcoin, materially expanding our bitcoin holdings in treasury, and support broader treasury management initiatives.

We may seek to collateralize bitcoin held in treasury to borrow U.S. dollars for capital or operating expenditures. We believe that utilizing bitcoin as collateral may offer an attractive spread between borrowing cost and bitcoin appreciation potential, compared to spot-selling bitcoin to meet short-term funding needs. We may also increase our participation in derivative hedging strategies, that could include purchasing bitcoin call options or selling bitcoin put options, as a way of synthetically mining bitcoin as a complement to physical mining operations.

We believe our diversified capital strategy supports a long-term investment approach toward bitcoin accumulation, while mitigating the liquidity and capital adequacy impacts associated with short-term bitcoin price volatility.

Corporate Information

We were incorporated on January 5, 2024 as a Delaware corporation. Our address is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida, 33134. Our telephone number is (754) 273-6593. Our website address is https://www.ionicdigital.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the prices of our securities may be more volatile.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparisons of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this listing, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt during the prior three-year period.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, which represent challenges we face in connection with the successful implementation of our business strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A common stock and result in a loss of all or a portion of your investment:

●	As a recently formed company with a high degree of executive turnover since we began our operations, there is significant uncertainty regarding our ability to effectively operate our business and implement our strategy.

●	We have an evolving business model and are at an early stage of development for our leasing business.

●	Our leasing business has and is expected to continue to have significant customer concentration.

●	It may take significant time and expenditure to develop an HPC/AI hosting business through continued development at our existing and future sites, and our efforts may not be successful.

●	We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

●	Failure of critical systems at the facilities operated by us or third parties could have a material adverse effect on our business, prospects, financial condition, and results of operations.

●	We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.

●	Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations. For example, should the mining pool operator be subject to cyber-attacks, we may have limited recourse against the mining pool operator with respect to rewards to be paid to us.

●	We depend on third parties, including electric grid operators, and electric utility providers and may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

●	We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.

●	Our operations and strategic goals are capital-intensive. We may be unable to access sufficient additional capital for future strategic growth initiatives.

●	If we expand into AI and HPC hosting and colocation, our strategy may not perform as planned.

●	Our operations may be adversely affected by energy shortages and rising energy prices.

●	If the bitcoin reward for solving blocks and the related transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability.

●	Our crypto assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent crypto asset transactions may be irreversible.

●	Our success depends on external factors affecting the Bitcoin industry.

●	Additional bitcoin mining capacity from competing bitcoin miners will trigger increases in mining difficulty, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline.

●	To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining or previously held on the balance sheet into the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect us.

●	If a malicious actor or botnet obtains control in excess of 50% of the processing power active on the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects our business.

●	Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure crypto asset. Crypto assets other than bitcoin could have features that make them more desirable to a material portion of the crypto asset user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.

●	A material decline in the value of bitcoin could have an adverse effect on our results of operations, our liquidity and the strength of our balance sheet.

●	Transaction fees may decrease demand for bitcoin which could adversely affect our business.

●	We are required to obtain, and to comply with, government and utility company permits and approvals.

●	If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

●	Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

●	Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of trade compliance and economic sanctions laws and regulations.

●	Bitcoin’s and other crypto assets’ status as a “security” or other regulated instrument in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, prospects, results of operations or financial condition.

●	The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.

●	Regulatory developments regarding crypto assets and crypto asset markets could have a material adverse effect on our business, prospects, results of operations or financial condition.

●	Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.

●	If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

●	The registration and listing of our Class A common stock differs significantly from an underwritten initial public offering.

●	An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for or for the value of the shares agreed upon by the creditors and debtors of the Celsius bankruptcy at the time the shares were issued.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated and are presented on a Predecessor and Successor basis. References to “Successor” or “Company” relate to our results of operations and financial position subsequent to January 31, 2024. References to “Predecessor” relate to the results of operations and financial position of Celsius Mining, LLC prior to and including January 31, 2024. We derived (i) the summary consolidated statement of operations data for the eleven months ended December 31, 2024, one month ended January 31, 2024, and year ended December 31, 2023 and (ii) the summary consolidated balance sheet data as of December 31, 2024 and December 31, 2023 from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in any future period. In addition, our consolidated financial and other data for the Successor period are not entirely comparable to the consolidated financial and other data for the Predecessor periods, as a result of the factors described in “Unaudited Pro Forma Condensed Combined Financial Information.” The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Revenue
Mining Revenues, net	$138,428	$15,381	$115,445
Total Operating Expenses	96,950	20,172	172,317
Operating income (loss)	$41,478	$(4,791)	$(56,872)
Other income (expenses), net	10,972	(5,575)	(84,341)
Income (loss) before provision for income taxes	$52,450	$(10,366)	$(141,213)
Provision for income taxes	12,305	22	290
Net income (loss)	$40,145	$(10,388)	$(141,503)

Adjusted EBITDA(1)	$84,960	$1,425	$27,052

(1)	Adjusted EBITDA is a financial measure not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). See “—Non-GAAP Financial Measure” below.

Consolidated Balance Sheet Data

	Successor	Predecessor (Debtor-in- Possession)
($ in thousands)	As of December 31, 2024	As of December 31, 2023
Cash and cash equivalents	$48,393	$33,660
Crypto assets	223,438	16,018
Prepaid expenses and other current assets	12,005	13,097
Total assets	817,893	322,083
Total liabilities	30,263	843,059

Non-GAAP Financial Measure

We use Adjusted EBITDA, a financial measure not calculated in accordance with GAAP, to supplement our consolidated financial statements, which are presented in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, and amortization, further adjusted by certain non-recurring costs and income, including the unrealized gain or loss on energy derivatives and other investments, the one-time gain on litigation settlement, stock-based compensation for non-employees, impairment on intangible and long-lived assets, and other non-recurring costs incurred. We rely on Adjusted EBITDA to evaluate our business, measure our performance, and make strategic decisions. Our management team uses Adjusted EBITDA to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting the business in addition to measures calculated under GAAP.

Likewise, we believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing our historical financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of our core operating performance.

Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. We may also incur unusual or non-recurring items in the future that may affect Adjusted EBITDA, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our historical results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation of Net income (loss), the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting Performance—Adjusted EBITDA”.

Key Operating Indicators

We also consider the following non-financial metrics in assessing the productivity and efficiency of our bitcoin mining operations. The following table presents our key operating indicators as of the dates indicated, as well as information on the Bitcoin network as of such dates.

	Successor	Predecessor (Debtor-in-Possession)(6)
	As of December 31, 2024	As of January 31, 2024	As of December 31, 2023
Total miners owned(1)	126,500	126,400	127,800
Total hashrate (Eh/s)(2)	12.7	12.7	12.7

Active miners(3)	106,700	65,800	65,300
Hashrate contributed (Eh/s)(4)	9.3	6.0	5.7
Network hashrate (Eh/s)(5)	778.5	521.3	507.3

(1)	“Total miners owned” represents an approximation of the entirety of our fleet of miners, including both miners deployed and miners in storage.
(2)	“Total hashrate” is the combined hashrate of all miners we owned during the period, based on manufacturer’s specifications.
(3)	“Active miners” represents the approximate total number of miners hashing at our self-mining and hosted facilities during the final month of the periods presented.
(4)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less than manufacturers’ specifications due to curtailment or maintenance downtime.
(5)	“Network hashrate” is the total computational power of miners used globally in the Bitcoin network for the last month in the period shown. Data sourced from CoinMetrics.io.
(6)	Data for the Predecessor is approximated based on available records and performance data, which may originate from sources different than those currently employed by Ionic Digital.

Bitcoin earned

Our management views total bitcoin earned as a key metric for our business. Trends in total bitcoin earned were previously, and will continue to be, impacted by our ability to deploy additional miners, and by our ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. Across all of our self-mining and hosted sites, we earned 2,075.5 bitcoin during the eleven months ended December 31, 2024. These values represent the total bitcoin we earned, net of mining pool participation fees and exclusive of the revenue share paid to hosting partners in bitcoin. Bitcoin earned for each quarter is summarized in the table below.

	Successor	Predecessor (Debtor-in-Possession)
Quarter	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
First quarter	640.4	357.9	753.8
Second quarter	609.8	–	1,010.5
Third quarter	374.2	–	1,000.8
Fourth quarter	451.1	–	1,088.0
Total	2,075.5	357.9	3,853.1

RISK FACTORS

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, prospects, results of operations and financial condition could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, prospects, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Company

As a recently formed company with a high degree of executive turnover since we began our operations, there is significant uncertainty regarding our ability to effectively operate our business and implement our strategy.

Ionic is a recently formed company with a small number of executive officers and employees. Since we began our operations, we experienced frequent turnover among our executive officers and have enlisted multiple interim senior executives, including our current Interim Chief Executive Officer and Interim Chief Financial Officer. A number of budgeted management and operational roles in accounting, finance, and operations that we intend to fill over time are currently vacant. Our success in executing our business strategy is dependent, to a significant degree, on our ability to hire and retain highly qualified personnel with relevant expertise. Competition for qualified employees in the digital infrastructure and cryptocurrency industries in general, and in the bitcoin mining sector in particular, is intense. There can be no assurance we will be able to attract and hire qualified individuals to fill these roles or to fill them within an appropriate time frame, or that we will be able to retain those individuals key to operating our business.

Our limited staff and the short tenure of our management team indicates there is uncertainty regarding our ability to, among other things:

●	implement our business and operational strategy;

●	identify, hire, and retain the needed personnel to implement our business plan;

●	manage growth;

●	maintain the accounting and finance functions necessary for a publicly-traded company; and/or

●	respond to evolving market and operating conditions.

If our management and employees are unable to effectively achieve or respond to any of the above-mentioned key areas, it could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Due to our limited operating and financial history, our historical financial information may not be indicative of our future results of operations.

Ionic was formed in January 2024 and has a limited operating and financial history. Although we acquired the bitcoin mining assets and assumed certain liabilities of Celsius Mining, we operate our business in a different manner than the Predecessor entity. In addition, after terminating our relationship with U.S. Data Management Group, LLC (“Hut 8”) in December 2024, we have eliminated certain hosted sites and now manage our own mining operations. See the section titled “Business – Company History” for more information.

Accordingly, our future financial condition and results of operations may not be comparable to Celsius Mining’s historical financial condition and results of operations.

As a result of our limited operating and financial history, our ability to accurately forecast the future results of our operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. The historical financial information contained in this prospectus may not be indicative of our future results of operations. Our ability to generate revenues is principally dependent on our ability to generate rental revenues on our Cedarvale facility and any future facilities that we may lease to third parties for HPC, AI, or other purposes, and to successfully execute our bitcoin mining operations, which we have been undertaking with our current management for a limited period of time. We may be unable to successfully execute on differentiation strategies beyond bitcoin mining, and we cannot assure you that our facilities leasing strategy will be successful.

We also face the types of risks and uncertainties experienced by new and growing companies in rapidly changing industries. If our assumptions regarding these risks, uncertainties, and future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into capital raising transactions, including capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Risks Related to Our Operations

We have an evolving business model and are at an early stage of development for our leasing business.

We have historically been a digital infrastructure and crypto asset mining company. In October 2025, we entered into our first leasing arrangement to lease our Cedarvale facility to a third party for HPC use. Rentals under that agreement do not commence until August 1, 2026. Accordingly, we have no history upon which an evaluation of our prospects and future performance in this sector can be made. To stay current with the industry, our business model may continue to evolve as well. From time to time, we may modify aspects of our business model. We are subject to the risks and uncertainties of a new business, including the risk that we may never further develop, complete development of, or successfully market any of our proposed services. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Our intent in growing and developing this business is to reduce the impact of variability on our revenue and hosting costs by entering into long-term lease arrangements with leading tenants in the HPC sector. However, we cannot provide assurance that we will successfully enter into arrangements on acceptable terms or that our tenants will perform their obligations to us. Our ability to achieve our diversified capital strategy depends on a variety of factors, including, but not limited to, our ability to identify suitable tenants and joint venture opportunities, increase our mining capabilities, and obtain rights to additional sites or the capital to develop additional facilities for other leases or for use in our own bitcoin mining operations. We also cannot provide any assurance that our diversified capital strategy will be realized or result in the benefit we hope to achieve. If one or more of our underlying assumptions regarding these initiatives prove to have been incorrect, we may not be able to realize fully, or realize in the anticipated timeframe, the expected benefits from our future growth plans which could, in turn, have a material adverse effect on our business, prospects, results of operations or financial condition.

Our leasing business has and is expected to continue to have significant customer concentration.

We currently have only one customer in our leasing business, and we expect to generate a large portion of our lease revenue from a small number of customers for the foreseeable future. If we were to lose one or more of our large customers, our operating results could suffer dramatically.

In October 2025, we entered into an agreement with Nscale for a 126-month “triple-net” lease of our Cedarvale facility. Rental payments under this lease are scheduled to commence on August 1, 2026. Annual revenue under the lease is $182.5 million, with 3% annual increases scheduled to occur after the fifth year of the lease term.

As of the date of this prospectus, this is our only material facility lease. As a result of the risks our customer faces, it is not possible for us to predict the future level of demand for our services that will be generated by this customer or the future demand for the products and services of this customer. Should this customer suffer from harm or loss, its business could be negatively impacted. If our customer failed to perform under the lease for any reason, and we are not able to timely replace this customer with one or more comparable revenue-generating customers, our ability to generate any revenue from our Cedarvale facility could be materially adversely affected, which in turn would have a material adverse effect on our financial condition, results of operations and cash flows.

Furthermore, we expect that the limited number of customers will continue to account for a high percentage of our lease revenue for the foreseeable future. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow.

It may take significant time and expenditure to develop an HPC/AI hosting business through continued development at our existing and planned sites, and our efforts may not be successful.

The continued development of our existing and any future facilities is subject to various factors beyond our control. There may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design, construction or installed equipment, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget. In particular, our business strategy includes expanding and diversifying our revenue sources into a new market, HPC/AI hosting. Our ability to execute on our HPC/AI hosting business strategy could be challenging with our current data center designs and may require retrofits, alterations or other custom designed solutions to enable the operating environment to function for an HPC/AI tenant, which may be cost prohibitive, if the operating environment or site is capable of doing so at all. Such alterations may require close collaboration with cooling experts, engineers and specialized vendors to ensure thermal management is aligned with specific hardware requirements.

We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price or our timing requirements. Furthermore, there may be significant competition for suitable data center sites, and government regulators, including local permitting officials, which may restrict our ability to set up data center operations in certain locations.

Leveraging sites that we have contractually secured may ultimately fail to complete due to factors beyond our control. In addition, the ability to secure connection agreements to access power sources and permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes, may not be successful or may be cost prohibitive. Actions by government regulators, or the issuance of any new regulations, that restrict our ability to operate HPC/AI hosting or bitcoin mining data centers may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business.

Development and construction delays, cost overruns, changes in market circumstances, environmental or community constraints, an inability to continue to find suitable data center locations as part of our expansion and other factors may adversely affect our business, prospects, results of operations and financial condition. We will continue to review our expansion plans in light of evolving market conditions. Any such delays, and any failure to increase our energy or hashrate capacity in the future, could adversely impact our business, prospects, results of operations and financial condition.

We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

Any power outages, shortages, capacity constraints or significant increases in the cost of power may have an adverse effect on our business, prospectus, results of operations and financial condition.

We rely on third parties, third party infrastructure, governments, and global supplies to provide a sufficient amount of power to maintain our bitcoin mining and HPC/AI data center operations to meet the needs of our current and future HPC/AI hosting customers. Any limitation on the delivered energy supply could limit our ability to operate our bitcoin mining and HPC/AI data centers. These limitations could have a negative impact or limit our ability to grow our business, which could negatively affect our financial performance and results of operations. HPC/AI data centers require access to significant quantities of electricity. Limitations on generation, transmission and distribution may limit our ability to obtain sufficient power capacity for potential expansion sites or existing markets. Utility companies may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data center designs.

Failure of critical systems at the facilities operated by us or third parties could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The critical systems at the facilities where our miners are located, whether operated by us or third parties, are subject to failure. Any such failure, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, power loss, equipment failure, human error and accidents, network connectivity downtime and fiber cuts, security breaches, animal incursions, water damage, extreme temperatures, public health emergencies, terrorism, fire, earthquake, hurricane, tornado, flood and other natural disasters, whether or not within our control, could result in damaged equipment, significant business disruption, and reduced revenue. Frequent or persistent interruptions in our facilities could cause current or potential partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our services, and could permanently harm our reputation and brand. Moreover, to the extent that any system failure or similar event results in damage to our business partners, these partners could seek significant compensation or contractual penalties from us for their losses. Those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, prospects, results of operations or financial condition. The destruction or severe impairment of any of the facilities operated by us or third parties could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.

In some historical periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We also face competition in acquiring miners from major manufacturers, and at any given time, miners may only be available for pre-order months in advance. There may be periods of shortage in new miners available for purchase or delays in delivery schedules for new miner purchases. There is no assurance that manufacturers of miners or other equipment necessary for our business or our growth will be able to keep pace with demand, or potential surges in demand, for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they will be able to fulfill purchase orders fully and in a timely manner. In the event that manufacturers of miners or other suppliers are not able to keep pace with, or fail to satisfy, demand, we may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet our business needs. Similarly, ongoing challenges to the global supply chain, coupled with increased demand for computer chips and semiconductors and resulting shortages, have resulted in production cost increases affecting the miners we employ in our bitcoin mining operations and other digital infrastructure equipment for our data centers, and their manufacturers have passed on increased production costs to purchasers like us. Additionally, should any suppliers default on purchase agreements with us, we may need to pursue recourse under international jurisdictions, which could be costly and time-consuming, with outcomes that are uncertain. Furthermore, there is no guarantee that we would succeed in recovering any deposits paid for such purchases (including advance deposits that may be required), which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We depend on third party manufacturers of miners, who in turn rely on components and raw materials that may be subject to price fluctuations or shortages, including application-specific integrated circuits (“ASICs”) that have been subject to periods of significant shortage and where innovation has made certain models outdated or obsolete.

We depend on third parties for equipment necessary to the operation of our business, including for new miners. There continue to be rapid advances (and announcements of coming future advances) in the power, speed, reliability and/or energy efficiency of miners, with the same or lower operating costs than older model miners, from various manufacturers. Some of these advances are in turn being driven by major advances in ASICs which are manufactured by a small number of global companies.

The volatility of ASIC prices has increased in recent years because of the global chip shortage, which began in 2020 and was exacerbated by the COVID-19 pandemic and subsequent supply chain issues, causing ASICs to be in short supply during this same period, according to various press reports. The ASIC is the key component of a mining machine as it determines the efficiency of the device. The production of ASICs typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities in the world are capable of producing. Since we have limited operating history, we may not be able to order ASICs or other equipment or services without advance payments because ASIC manufacturers and suppliers typically do not guarantee reserve capacity or supplies without substantial order deposits. Ongoing or future chip shortages could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our ability to source new miners, ASICs, or other critical components for our mining facilities in a timely manner and at acceptable prices and quality levels is critical to our potential expansion. We are exposed to the risk of disruptions or other failures in the overall global supply chain for bitcoin mining and related data center hardware. This is particularly relevant to the ASIC production since there is only a small number of fabrication facilities capable of such production, which increases our risk exposure to manufacturing disruptions or other supply chain failures, but it also applies to other infrastructure hardware necessary for operating our mining facilities, such as transformers, cables, and switch gear.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations. For example, should the mining pool operator be subject to cyber-attacks, we may have limited recourse against the mining pool operator with respect to rewards to be paid to us.

We receive bitcoin mining rewards by contributing our computing power to a third-party mining pool operator, which uses this computing power to operate nodes and validate blocks on the blockchain. Mining pools allow miners to combine processing power, increasing their chances of solving a block and getting paid by the network. We currently utilize a mining pool that pays us bitcoin rewards based on a contractual “Full-Pay-Per-Share” (“FPPS”) formula, which calculates payouts primarily based on the hashrate (i.e., the computing power) we contribute to the mining pool as a percentage of total network hashrate, along with other inputs. Under the FPPS formula, we are entitled to compensation with respect to each block that is mined on the Bitcoin network, even if that block is not successfully validated by the mining pool in which we participate. This payout formula is designed to provide a more predictable stream of income as opposed to a payout formula based only on blocks mined by the pool.

Should a mining pool operator’s systems suffer downtime due to a cyber-attack, software malfunction, or other similar issues, these events will negatively impact our ability to mine and receive mining rewards.

Furthermore, we are dependent on the accuracy of the mining pool operator’s record-keeping to accurately record the total processing power provided by us and other mining pool participants in order to assess the proportion of that total processing power we provide. While we have internal methods of tracking our contributed processing power, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from mining pool operators, we may experience reduced reward for our efforts, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

We depend on third parties, including electric grid operators, and electric utility providers and may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

Any power outages, shortages, capacity constraints or significant increases in the cost of power may have an adverse effect on our business and our results of operations. We may be harmed by increased costs to procure power, prolonged power outages shortages or capacity constraints as well as insufficient access to power. Any power outages, shortages, capacity constraints or significant increases in the cost of power may have a material adverse effect on our business, prospects, our results of operations or financial condition.

We depend on third parties, including electric grid operators and electric utility providers, third party infrastructure, governments and global supplies to provide a sufficient amount of power to maintain our bitcoin mining and HPC data center operations to meet the needs of our current and future HPC hosting and colocation customers. Any limitation on the delivered energy supply could limit our ability to operate our bitcoin mining and HPC data centers. HPC data centers require access to significant quantities of electricity. Limitations on generation, transmission and distribution may limit our ability to obtain sufficient power capacity for potential expansion sites or existing markets. Utility companies may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data center designs. A significant concentration of our current operations are in Texas where ERCOT, a non-profit corporation subject to oversight by the Public Utility Commission of Texas and the Texas Legislature, manages the electric utility grid and therefore, determines the prices of electricity in Texas. Oncor Electric Delivery Company LLC (“Oncor”), and TNMP, for-profit electricity transmission and distribution businesses regulated by the Public Utility Commission of Texas, physically deliver electricity to our sites in Texas. We require approvals from both ERCOT and Oncor to continue to operate our current bitcoin mining operations. If either of them were to change their policies or contracts required to operate bitcoin mining facilities, our operations could be disrupted. We also require approvals from both ERCOT, Oncor, and TMNP to expand our operations in Texas, which can be onerous to obtain. If either of them were to delay or deny required approvals, our business plans could be disrupted. Any of these risks could have a material adverse effect on our business, prospects, results of operations or financial condition.

We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.

We currently operate all of our self-mining facilities in Texas, which represents a significant concentration of our operations. Consequently, we are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions, and natural disasters in that state. Texas, through its regulatory and economic incentives, has encouraged Bitcoin mining companies to locate their operations in the state. As such, we may face increased competition in Texas for suitable Bitcoin mining data center sites and skilled workers. Additionally, if the regulatory and economic environment in Texas were to become less favorable to bitcoin mining companies, including by way of increased taxes, our heavy concentration of sites in Texas means our business, prospects, financial condition, or operating results could be materially adversely affected. Finally, Texas is not connected to a power grid outside of the state. If Texas faces other unforeseen events, such as severe weather, natural disasters, or environmental-related issues, that cause extended periods of disrupted power (as happened during an ice storm in February 2021), our operations may be significantly disrupted. These natural disasters and weather-related disturbances could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our property insurance may cover all or a portion of the replacement cost of any loss or damage to our mining facilities, including miners, up to a $75 million policy limit but does not cover any business interruption of our mining activities. Our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss or a loss in excess of insured limits at any of our mining facilities, such mining facilities may not be adequately repaired in a timely manner, or at all, and we may lose some or all of the future revenues anticipated to be derived from such mining facilities.

We participate in energy demand response programs in Texas and may be required to temporarily suspend mining operations prior to or during periods of high energy grid strain, which could materially harm our business.

As a bitcoin miner, we are a non-mission critical operation under the current rules and policies of ERCOT, TNMP and Oncor and we therefore are eligible to, and do, participate in demand response programs. As a result, we may be required to temporarily shut off operations to reduce demand and stabilize the electrical grid for mission critical operations, when necessary, such as in extreme weather events. The State of Texas currently distributes funds to offset foregone operational revenue to bitcoin miners required to shut off operations as part of demand response programs. Payments or credits from demand response programs are included as a reduction to our cost of revenues in our income statement. If the State of Texas were to restrict benefits to bitcoin miners required to temporarily suspend operations, the resulting periods of lost revenue could have a material adverse effect on our business, prospects, results of operations or financial condition.

Because our miners are designed specifically to mine bitcoin and may not be readily adaptable to other uses, a sustained decline in bitcoin’s value could adversely affect our business and results of operations.

We have invested substantial capital in acquiring miners using ASIC chips designed specifically to mine bitcoin using the 256-bit secure hashing algorithm (“SHA-256”) as efficiently and as rapidly as possible on our assumption that we will be able to use them to mine bitcoin and generate revenue from our operations. Therefore, our mining operations focus exclusively on mining bitcoin, and our mining revenue is based on the value of the bitcoin we mine. The value of bitcoin could potentially decline due to the development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine. Accordingly, if the value of bitcoin declines and fails to recover, the revenue we generate from our bitcoin mining operations will likewise decline. Moreover, because our miners use these highly specialized ASIC chips, we may not be able to successfully repurpose them in a timely manner, if at all, to other uses following a sustained decline in bitcoin’s value or if the bitcoin blockchain stops using SHA-256 for solving blocks. This would result in a material adverse effect on our business.

Bitcoin mining algorithms may transition to proof of stake validation or other alternative validation methods over proof of work, which could make us less competitive and ultimately adversely affect our business.

Proof of stake is a possible alternative method for validating blockchain transactions. Should bitcoin’s algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, resulting from lower priced electricity, better mining equipment, or location of facilities) less competitive. Like proof of stake, other alternative consensus algorithms such as delegated proof of stake, proof of space time and proof of capacity are validation methods that require less energy consumption than proof of work. Furthermore, blockchain technologies are rapidly developing resulting in the possibility of innovation and the development of new validation methods. If the method by which bitcoin transactions are validated changes in a way that results in our losing our competitive advantage, we would lose the benefit of our capital investments. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin mining industry require that we use sophisticated technology in the operation of our business. Blockchain technology generally, and bitcoin mining specifically, is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. New technologies, techniques, or products could emerge that might offer better performance than the software and other technologies that we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin mining industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of implementing new technology into our operations. Failure to respond to any such rapidly changing technology could have a material adverse effect on our business, prospects, results of operations or financial condition.

Bitcoin mining equipment is subject to malfunction, technological obsolescence, and physical degradation.

Our miners are subject to malfunctions and normal wear and tear. At any point in time, a certain number of our miners are typically off-line for maintenance or repair. The physical degradation of our miners will require us to replace miners that are no longer functional. Because we utilize many units of the same miner models, if there is a model-wide component malfunction, whether in the hardware or the software that operates these miners, the percentage of offline miners could increase substantially, thereby disrupting our operations. Any major bitcoin miner malfunction out of the typical range of downtime for normal maintenance and repair could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our reputation and business.

A hardware replacement or upgrading process may require substantial capital investment and we may face challenges in doing so on a timely and cost-effective basis, which could put us at a competitive disadvantage. We may also be impacted by disruptions in the supply chain for cryptocurrency hardware. See “—We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.” Any of the risks above could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may not be able to compete with other companies, some of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors as our resources may be limited in comparison with larger providers of similar services. The crypto asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we may have.

Additionally, the number of bitcoin and other crypto asset mining companies has increased in recent years. With the limited resources that we have available, we may experience difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. For example, competitors could offshore their business to, or commence operations in, countries where energy may be significantly less expensive, such as in the Middle East. This competition from other entities with greater resources, experience, and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to acquire new miners, or if our cost for new miners is excessively high, we may not be able to keep up with our competitors. If we are unable to expand and remain competitive, our business could be negatively affected, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our operations and strategic goals are capital-intensive. We may be unable to access sufficient additional capital for future strategic growth initiatives.

The expansion of our miner fleet, our existing mining facilities, and our potential expansion into AI and HPC hosting and colocation are capital-intensive projects, and we anticipate that future strategic growth initiatives will likewise continue to be capital-intensive. We expect to be able to raise additional capital to fund these and other future strategic growth initiatives; however, we may be unable to do so in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of our operations and financial condition may suffer, which may, in turn, materially and adversely affect the market price for our securities.

If we expand into AI and HPC hosting and colocation, our strategy may not perform as planned.

The success of any AI or HPC hosting services into which we may expand, including our Cedarvale Lease, may not develop as anticipated, and may be affected by factors such as the reliability and timing of power supply, supply chain disruption (including local labor availability), the implementation of new tariffs and more restrictive trade regulations, and changes to in-house specialized expertise to manage the business. The implementation of tariffs and changes in U.S. and international investment and trade policies may have an adverse effect on our business and our expansion plans. Deviating from a sole focus on bitcoin mining into such services may also subject us to potential brand or reputational harm. A failure to successfully implement our AI or HPC business strategies may adversely affect our business, prospects, results of operations or financial condition.

Further, as part of our diversification strategy into AI and HPC hosting colocation, we may pursue acquisitions, new strategic alliances or joint ventures with other companies. We cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing infrastructure. In addition, in the event we acquire any existing businesses we could assume unknown or contingent liabilities. Any future acquisitions also could result in the issuance of shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

As crypto assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry, and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our operations may be adversely affected by energy shortages and rising energy prices.

Our mining operations require significant amounts of energy. Increasing regional, national and global demand for energy and the limited growth of new energy sources are affecting the available supply of energy. A variety of factors, including the proliferation of hyperscale mining facilities and data centers and the widespread adoption of energy intensive technologies like AI, electric vehicles and industrial or manufacturing operations, could result in a limited supply of energy, intensive competition for scarce resources (including renewable sources) of energy and/or sharply escalating energy prices. Additionally, changes in energy laws and regulations in various jurisdictions may impact energy allocation rules and the ability to access energy. These limitations on energy supply and increased energy prices may increase our cost to earn bitcoin to a point that our revenues, cost of doing business, results of operations, and operating cash flows are negatively impacted.

Our financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond our control.

Our revenues, cost of doing business, results of operations, and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond our control. Market prices for power, capacity, and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and for a very limited time, and generally must be produced concurrently with its consumption. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets.

Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

●	environmental regulations and legislation;

●	obtaining required regulatory approvals to increase energy capacity;

●	electric supply disruptions, such as plant outages and transmission disruptions;

●	changes in power transmission infrastructure;

●	fuel transportation capacity constraints or inefficiencies;

●	changes in law, including judicial decisions;

●	weather conditions, such as extreme weather conditions and seasonal fluctuations, including the effects of climate change;

●	changes and volatility in commodity prices and the supply of commodities, including but not limited to natural gas, fuel, coal and oil;

●	changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

●	development of new fuels, new technologies and new methods for producing power;

●	economic and political conditions;

●	supply and demand for energy commodities;

●	supply chain disruption of fuel or of electrical components needed to transmit energy;

●	availability of competitively priced alternative energy sources; and

●	changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and the cost of power for our bitcoin mining.

Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.

Our ability to validate and verify bitcoin transactions, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Any extended downtime, limitations in bandwidth, or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We have backup internet connections at our operations, but any backup internet connections may not be sufficient to support all of our mining equipment in an affected location for the duration of the outage under certain network configurations. The effects of any such events could have a material adverse effect on our operating results and financial condition.

The bitcoin reward for successfully solving a block is expected to halve several times in the future and bitcoin market value may not adjust to compensate us for the reduction in the reward we receive from our mining effort.

Halving is a process incorporated into many proof of work consensus algorithms that reduces the reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of crypto assets over a long period of time resulting in an even smaller number of crypto assets being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin per block. This was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000, and again to 6.25 on May 11, 2020 at block 630,000, and most recently to 3.125 on April 19, 2024 at block 840,000. This process will recur until the total amount of bitcoin in existence reaches 21 million, which is presently expected to occur around 2140, but could happen before that date. While the price of bitcoin has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or proportionate technological advances making bitcoin mining more efficient does not follow these anticipated halving events, the revenue that we would earn from our bitcoin mining operations would see a corresponding decrease, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

If the bitcoin reward for solving blocks and the related transaction fees are not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability.

As the number of bitcoin awarded for solving a block in a blockchain decreases and/or if transaction fees for bitcoin mining are not sufficiently high, the ability of miners like us to achieve profitability would be adversely affected. Decreased bitcoin rewards for solving blocks may adversely affect our and other miners’ incentive to expend processing power to solve blocks, and ultimately may cause us and other miners to cease mining operations. Mining operators ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities or the market value of bitcoin. A reduction in confidence in the confirmation process or processing power of the network could result and might be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy at all, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

Our crypto assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent crypto asset transactions may be irreversible.

We currently hold custody of our bitcoin with regulated financial institutions that act as qualified custodians under U.S. federal banking oversight. These custodians employ custody frameworks that differ from traditional “cold wallet” storage models by utilizing a combination of biometric authentication, hardware security modules, and multi-party approval processes. In the case of Anchorage Digital Bank, digital assets are held within a federally chartered trust bank structure employing hardware-isolated private key management and multi-party computation approval workflows, while Fidelity Digital Assets holds bitcoin within omnibus wallets under its New York trust company charter, using hardware security modules, multi-person authorization for transactions, and partial offline storage for long-term safekeeping. These architectures are designed to eliminate single points of failure and provide both strong protection and secure access to assets on demand. While these systems enhance operational efficiency and aim to mitigate many of the risks associated with traditional cold wallet storage and single-operator key control, they do not eliminate all risks.

Our crypto assets may be an appealing target to hackers or malware distributors seeking to destroy, damage, or steal such crypto assets. Hackers or malicious actors may attempt to steal bitcoin, such as by attacking the Bitcoin network’s source code, exchange miners, nodes, third-party platforms, storage locations or software, our general computer systems or networks, by means of phishing or other human-based attacks, or by other means. We may be unable to prevent loss, damage, or theft, whether caused intentionally, accidentally, or by act of God. Access to our crypto assets could also be restricted by natural events (such as an earthquake or flood causing an outage in connectivity) or human actions (such as a terrorist attack). Any of these events could have a material adverse effect on our business, prospects, results of operations or financial condition. Further, it is possible that, through computer or human error, theft, or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, bitcoin transactions are irrevocable; stolen or incorrectly transferred crypto assets may be irretrievable, and we may have extremely limited or no effective means of recovering such bitcoin. As a result, any incorrectly executed or fraudulent bitcoin transactions could have a material adverse effect on our business, prospects, results of operations or financial condition.

The loss or destruction of private keys required to access any bitcoin held in custody for our own account may be irreversible. If our custodians are unable to access the private keys associated with our bitcoin or if they experience a hack or other data loss relating to their ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

Bitcoin is generally controllable only by the possessor of the unique private key relating to the digital wallet in which the bitcoin is held. While blockchain protocols make public key addresses publicly available, private keys must be safeguarded and kept private to prevent a third party from accessing the associated bitcoin. To the extent that any of the private keys relating to any of the wallets containing our bitcoin is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, our custodians will be unable to access the bitcoin held in the related wallet. Further, we cannot provide assurance that wallets containing our bitcoin will not be hacked or compromised. Crypto assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys, hack or other compromise of digital wallets used to store our bitcoin could adversely affect our ability to access or sell our bitcoin and subject us to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses and could have a material adverse effect on our business, prospects, results of operations or financial condition. The insurance or indemnity provisions of our custody agreements, or other agreements, with a custodian who holds our bitcoin may not cover any such losses.

We may be subject to various additional risks associated with our bitcoin held by third-party custodians.

We have implemented various measures that are designed to secure the bitcoin we hold, including storing substantially all of the bitcoin we own in custody accounts at Fidelity Digital Assets and Anchorage Digital Bank and negotiating contractual arrangements intended to safeguard our bitcoin and establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors.

However, it is possible that bitcoin stored with even the most qualified custodians and exchanges may be subject to hacking and thefts. See “—Our crypto assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent crypto asset transactions may be irreversible.” For example, in March 2025 the crypto asset exchange ByBit was the subject of a hack in which over $1.5 billion of customer crypto assets were lost. While we do not use ByBit as a custodian or hold our bitcoin on an exchange, and ByBit was ultimately able to make its customers whole through use of reserves and insurance policies, there is no contractual guarantee that our custodians will do the same. The insurance policies of our third-party custodians, which cover losses of bitcoin up to an aggregate amount of $200 million across all of its custodial arrangements may cover only a fraction of the value of the entirety of our crypto asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin.

In addition, we believe that existing law and the terms and conditions of our contractual arrangements with our custodians would not result in the bitcoin held by our custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. Applicable insolvency law is not fully developed with respect to the holding of crypto assets in custodial accounts, but it is possible that a bankruptcy court or trustee could take the view that we are a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such crypto assets. For example, a bankruptcy court in Delaware ruled on July 18, 2025 that the crypto assets held by Prime Trust LLC, a Nevada trust company and a subsidiary of Prime Core Technologies Inc., on behalf of users would be distributed proportionately to all unsecured creditors as such assets were part of the debtors’ bankruptcy estate because of commingling between customer accounts and those of debtors. Any such outcome could have a material adverse effect on our business, prospects, results of operations or financial condition.

Crypto assets held by us are not subject to FDIC or SIPC protections.

Bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Thus, in the event of an insolvency of one of our custodians, we will not be protected by these schemes.

Our bitcoin strategy may subject us to regulatory and other risks.

Although our bitcoin holdings do not serve as collateral for any indebtedness as of the date of this prospectus, we may incur indebtedness or enter into other financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply mining, acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Cyber-attacks, data breaches or malware may disrupt our operations and trigger significant liability for us, which could harm our operating results and financial condition, damage our reputation, or otherwise materially harm our business.

We rely on our own and third party computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We experience cyber-attacks, such as phishing, and other attempts to gain unauthorized access to our systems on a regular basis, and we anticipate continuing to be subject to such attempts. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and confidential information. The volume and sophistication of cyber-attacks may increase, including if AI capabilities are implemented by malicious actors that can circumvent security controls, evade detection and remove forensic evidence, and there is an ongoing risk that some or all of our bitcoin could be lost or stolen as a result of one or more of these incursions.

Any integration of AI in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks, or other security threats, and, despite our implementation of strict security measures and frequent security audits, it is impossible to eliminate all vulnerabilities. For instance, we may not be able to ensure the adequacy of the security measures employed by third parties, such as our service providers. Likewise, our IT Systems and confidential information are vulnerable to a range of cybersecurity risks and threats, including malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our service providers’) IT systems, products or services. Additionally, though we provide cybersecurity training for employees, we cannot guarantee that we will not be affected by further phishing attempts. Efforts to limit the ability of malicious actors to disrupt the operations of the internet or undermine our own security efforts may be costly to implement and may not be successful. Such breaches, whether attributable to a vulnerability in our systems or otherwise, could result in claims of liability against us, damage our reputation, and materially harm our business.

As with any computer code generally, flaws in digital asset cryptographic primitives such as hash functions, Merkle trees, and digital signatures or similar cryptographic methods, and the implementations of any digital asset protocol software, including those used by Bitcoin, have been and may be vulnerable to exploitation by malicious actors. Several such errors and defects have been found in multiple cryptocurrency networks, including Bitcoin, previously, including those that would have allowed attackers to shut down a cryptocurrency network through denial of service, disable functionality for users and expose users’ information, or take or create cryptocurrency balances. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and confidential information. Our devices, as well as our miners, computer systems, and those of third parties that we use in our operations, may be vulnerable to cyber-security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. We could be hacked and certain of our assets, including bitcoin, could be stolen. Any adverse impact to the availability, integrity, or confidentiality of our IT Systems or confidential information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Such events could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin that we mine or otherwise acquire or hold.

We have in the past, and may in the future, engage in derivatives transactions, including for the purpose of hedging our exposure to bitcoin prices, and such transactions may expose us to material risks that could adversely impact our business, operating results, and financial condition.

Derivative transactions are financial contracts whose value depends on, or is derived from, the price or level of some other underlying product, asset, rate, or index, such as the value of a particular commodity. Derivatives transactions include, but are not limited to, swaps, options, and futures. Derivatives may be employed both for the purpose of obtaining investment exposure and for the purpose of hedging or mitigating exposure to a particular asset or risk. Derivative transactions are complex, carry their own special risks, and may expose us to significant risk of loss.

We have in the past, and may in the future, engage in derivative transactions. For example, we may, but are not obligated to, enter into derivative transactions to seek to protect against reductions in the market price of bitcoin. Where derivative transactions are entered into with the intention of reducing or mitigating our exposure to a particular asset or risk, there is no guarantee that such transactions will be effective to eliminate or reduce our exposure to the risks being hedged, including due to potential imperfect correlation between the derivative instrument and the relevant risk or underlying asset. Moreover, if we do engage in derivative transactions for hedging purposes, such transactions may also limit the opportunity for gain if the risk being hedged does not materialize. Our success in utilizing derivative transactions for hedging purposes will be subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any such transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not entered into such transactions.

In addition, derivatives may carry a high degree of embedded leverage and consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts, and other factors which generally have a much less direct impact on the price levels of the underlying instruments. The risks generally associated with derivatives include the risk that: (1) the value of the derivative will change in a detrimental manner; (2) before purchasing a derivative, we will not have the opportunity to observe its performance under all market conditions; (3) counterparty credit risk, in that another party to the derivative (especially where the derivative is entered into on a bilateral or over-the-counter basis) may fail to comply with the terms of the derivative contract; (4) liquidity risk, in that the derivative may be difficult to purchase or sell or we may otherwise encounter difficulties exiting or closing a position; and (5) the derivative may involve leverage, such that adverse changes in the value of the underlying asset could result in a loss substantially greater than the amount invested in the derivative itself or in heightened price sensitivity to market fluctuations.

Risks Related to Our Industry

Our success depends on external factors affecting the Bitcoin industry.

The Bitcoin industry has historically been subject to various risks relating to bitcoin, as an asset, which have adversely affected the market price of bitcoin. Ownership of bitcoin has, historically, been concentrated in a relatively small number of persons or entities that, collectively, hold a significant number of bitcoin (referred to as “whales” in the Bitcoin industry). While ownership of bitcoin has diversified significantly in recent years, whales continue to exist whose market activity (e.g., sales of large numbers of bitcoin) could have an adverse effect on the demand for, and market price of, bitcoin, which could have an adverse effect on our business and results of operation. In addition, there has been an increase in the number of bitcoin treasury initiatives, where companies hold bitcoin on their balance sheet on a long-term basis in anticipation of price increases and as a reserve asset, and of bitcoin exchange-traded products which hold bitcoin and provide investors with exposure to it without requiring them to hold the bitcoin themselves. The rise of these vehicles, which hold bitcoin on a long-term basis, has reduced the supply of liquid bitcoin in the markets. Further, while larger, increasingly regulated exchanges with greater transparency and oversight have begun to proliferate, the bitcoin economy remains nascent and largely opaque. The venues for bitcoin transactions may experience greater operational problems and be exposed to a greater risk of facilitating unethical, fraudulent or illicit transactions (such as “wash trading”), than traditional financial markets and securities exchanges. Crypto asset trading platforms may also be susceptible to “front-running” activity, which is the process by which someone uses technology or market advantage to obtain prior knowledge of upcoming transactions allowing bad actors to take advantage of forthcoming price movement and make economic gains at the cost of those who introduced the transactions. Front-running is a frequent activity on centralized and decentralized crypto asset trading platforms. Further, venues for bitcoin transactions do not typically make complete information regarding their ownership structure, management teams, corporate practices, and regulatory compliance available to the public, who are, therefore, unable to verify the impartiality of such venues in respect of the bitcoin transactions they facilitate. As a result of such lack of regulation and transparency, as well as the risk posed by bitcoin whales, wash trading and front-running, the public may lose confidence in bitcoin transactions and the price integrity of the crypto asset, which could adversely affect the market price of bitcoin, perhaps materially, which would have an adverse impact on our business and results of operations.

Additional bitcoin mining capacity from competing bitcoin miners will trigger increases in mining difficulty, and if we are unable to grow our hashrate at pace with the global network hashrate, our chance of earning bitcoin from our mining operations will decline.

The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional network capacity from competing bitcoin miners. Generally, a bitcoin miner’s chance of solving a block on the bitcoin blockchain and earning a bitcoin reward is a function of the miner’s hashrate, relative to the global network hashrate. As greater adoption of bitcoin occurs, we expect that the demand for bitcoin will continue to increase, drawing more mining companies into the industry and thereby increasing the global network hashrate. The bitcoin protocol responds to increasing total hashrate by increasing the difficulty of bitcoin mining. If this difficulty increases at a significantly higher rate than we expect, we would need to increase our hashrate at the higher rate to maintain our market share and generate equivalent block rewards. Accordingly, to maintain our chances of earning new bitcoin rewards and remaining competitive in our industry, we must seek to continually add new miners to grow our hashrate at pace with the growth in the bitcoin global network hashrate. However, as demand has increased and scarcity in the supply of new miners has resulted, the price of new miners has increased sharply, and we expect this process to continue in the future as demand for bitcoin increases. Therefore, if the price of bitcoin is not sufficiently high to allow us to fund our hashrate growth through new miner acquisitions and if we are otherwise unable to access additional capital to acquire these miners, our hashrate may stagnate and we may fall behind our competitors. A decrease in our effective network hashrate market share would result in a reduction in our share of block rewards and transaction fees, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The impact of geopolitical and economic events and macroeconomic conditions on the supply and demand for crypto assets, including bitcoin, is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other crypto assets, which could increase the price of bitcoin and other crypto assets rapidly. Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from geopolitical crises and economic downturns such as recessions, rising inflation, tariffs, social, political and economic risks, conflicts and acts of war, sanctions and other restrictive actions by the United States and/or other countries. Changes in legal, regulatory and trade policies and priorities from the U.S. government could increase market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Global trade conditions and consumer trends that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impact on us and our industry. There are continued risks arising from new pandemics, epidemics or outbreaks of disease which may exacerbate port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of new miners, as well as critical materials needed for our expansion plans. Further, miner manufacturers have been impacted by the constrained supply of the semiconductors used in the production of the highly specialized ASIC chips miners we rely on, and by increased labor costs to manufacture new miners as workforces and global supply chains may further be impacted by global outbreaks of various epidemics or disease, ultimately leading to continually higher prices for new miners. The global supply chain may also be materially impacted by recent significant changes to international trade policies and tariffs affecting imports and exports. Thus, until the global supply chain crisis is resolved, and these extraordinary pressures are alleviated, we expect to continue to incur higher than usual costs to obtain and deploy new miners, and we may face difficulties obtaining the new miners we need at prices or in quantities we find acceptable, if at all, and our business and results of operations may suffer as a result.

As an alternative to fiat currencies that are backed by central governments, bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical and macroeconomic events is largely uncertain but could be harmful to us and investors in our Class A common stock. Political or economic crises may motivate large-scale acquisitions or sales of bitcoin either globally or locally. Such events could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine or otherwise acquire or hold.

Enhanced tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions.

There have been, and continue to be, uncertainties with respect to the global economy and trade relations between the United States and other countries globally, including trade policies, treaties, tariffs, and customs duties and taxes. Implementation of more restrictive trade policies or the renegotiation of existing U.S. trade agreements or trade agreements of other countries where we procure supplies and materials for our digital infrastructure could negatively impact our business results of operations, cash flows, and financial condition. Tariffs, sanctions and other barriers to trade could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue and results of operations. If tariffs, trade restrictions or trade barriers are expanded or increased, then our exposure to future taxes and duties on imported products and components could be significant and could have a material effect on our financial results.

We cannot predict the extent to which the United States or other countries will impose new or additional quotas, duties, tariffs, taxes, or other similar restrictions upon the import of goods and services in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our HPC data centers, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.

Although a number of significant U.S. banks and financial institutions allow customers to carry and invest in bitcoin, the acceptance and use by banks and other institutions of crypto assets, including bitcoin, varies. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the crypto assets industry, as well as recent bank failures, which have disrupted investor confidence in crypto assets and led to a rapid escalation of oversight of the crypto asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential crypto asset customers. These enhanced requirements may make it more difficult or impossible for crypto asset-related companies to find banking or financial services. If we are unable to engage in traditional banking and custody arrangements with banking institutions, it would experience increased operating costs which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Additionally, a number of companies and individuals or businesses associated with crypto assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to crypto assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban, which banned all cryptocurrency transactions. In January 2023, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency issued a joint statement on risks associated with crypto asset businesses, which, among other regulatory statements, led many U.S. banks to decline to provide banking services to crypto asset-related businesses. Although this and other limiting statements have been withdrawn in 2025, there is no guarantee that subsequent administrations could issue similar guidance, or that banks and other financial institutions could determine on their own that crypto asset-related businesses pose unsustainable risks.

The usefulness of bitcoin, the only crypto asset that we currently mine, as a payment system and the public perception of bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other crypto asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and The Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede our ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin in particular, is subject to a high degree of uncertainty, and the acceptance of developing protocols may occur unpredictably and contribute to price volatility that could have a material adverse effect on our business, prospects, results of operations or financial condition.

Banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin miners, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin or other crypto assets. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines the role of bitcoin as a medium of exchange, as retailers are much less likely to accept such a volatile asset as a form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always remain low. The relative lack of acceptance of bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to pursue our business plan, which in turn could have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that we hold bitcoin on our balance sheet, a reduction in the value of that bitcoin could have a material adverse effect on our business, prospects, results of operations or financial condition.

Furthermore, between 2022 and 2023, some of the well-known crypto asset market participants, including Celsius Network LLC, Voyager Digital Ltd., Three Arrows Capital, Genesis Global Holdco, LLC, FTX Trading Ltd. (“FTX”), BlockFi Inc., Prime Trust and certain of their affiliates declared bankruptcy, which may over time have a significant impact on further development and acceptance of bitcoin and other cryptocurrencies as those bankruptcies exposed how unpredictable and turbulent the crypto assets industry can be. These failures of important institutions in the cryptocurrency and bitcoin asset industry highlight the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.

The closure or temporary shutdown of major crypto asset exchanges and trading platforms due to fraud or business failure, could disrupt investor confidence in bitcoin and other cryptocurrencies and lead to further regulation of bitcoin and/or bitcoin mining. All this in turn could have a negative impact on further development and acceptance of cryptocurrencies and crypto assets, including bitcoin. Other factors that could affect further development and acceptance of cryptocurrencies and bitcoin include, but are not limited to:

●	worldwide growth in the adoption and use of bitcoin as a medium to exchange;

●	governmental and quasi-governmental regulation of bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the Bitcoin network;

●	the increased consolidation of contributors to the bitcoin blockchain through bitcoin mining pools;

●	the availability and popularity of bitcoin and other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting bitcoin and other cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to bitcoin and other cryptocurrencies;

●	environmental or tax restrictions, excise taxes or other additional costs on the use of electricity to mine bitcoin;

●	an increase in bitcoin transaction costs and any related reduction in the use of and demand for bitcoin; and

●	negative consumer sentiment and perception of bitcoin or other cryptocurrencies.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.

We compete with other users and companies that are mining bitcoin and other potential financial vehicles, including securities backed by or linked to bitcoin through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin directly, which could limit the market for our shares and reduce our liquidity. The emergence of other financial vehicles such as exchange traded products (“ETPs”) and crypto asset treasury companies have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.

The rise of crypto asset treasury companies and crypto asset ETPs could increase price volatility in crypto assets.

Due to the recent increase in the number of other companies pursuing a crypto asset strategy in bitcoin as well as the rise of crypto asset ETPs, ownership of bitcoin may become more concentrated. The abandonment of crypto asset treasury strategies, the failure by such other companies to satisfy their debt or other financial obligations, market concerns as to the viability or creditworthiness of such companies, the loss or disposition of substantial bitcoin by such other companies, regulatory or legal judgments or actions against such other companies due to their adoption of a crypto asset treasury strategy, or any other similar actions or negative outcomes impacting such other companies, whether due to any of the various risk factors described herein or for any other reason, could cause a significant decrease in the price of bitcoin. In addition, crypto asset ETPs may be required to sell their holdings of bitcoin in order to fund redemptions. Any sales of large numbers of bitcoin by these other parties could have an adverse effect on the demand for, and market price of, bitcoin, which could have an adverse effect on our business, prospects, results of operations or financial condition.

Forks in the bitcoin blockchain may occur in the future, which may affect the value of bitcoin held by Ionic Digital.

To the extent that a significant majority of users and miners on a crypto asset network install software that changes the crypto asset network or properties of a crypto asset, including the irreversibility of transactions and limitations on the mining of new crypto assets, the crypto asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the crypto asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the crypto asset running in parallel that lack interchangeability and necessitate an exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset may include: referring to the wishes of the core developers of a crypto asset, which blockchains have the greatest amount of hashing power contributed by miners or validators; or which blockchains have the longest chain.

The Ethereum network, another blockchain, previously forked in 2016 as a consequence of a hack by a decentralized autonomous organization. Hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some crypto asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork. A fork in the Bitcoin network could adversely affect our ability to operate or the market value of bitcoin and therefore, an investment in our securities. The mining pools to which we contribute hashrate would need to decide which fork of the blockchain to support, which may result in interruptions to our rewards and may also decrease the value of these rewards as value is attributed to the other fork. We may not be able to realize the economic benefit of a fork, either immediately or ever, which could have a material adverse effect on our business, prospects, results of operations or financial condition. If we hold bitcoin at the time of a hard fork of bitcoin into two crypto assets, our custodians may not support both assets, and so we may not be able, or it may not be practical, however, to secure or realize the economic benefit of the new asset for various reasons. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.

Intellectual property rights claims may adversely affect the operation of some or all crypto asset networks.

Third parties have asserted and may assert intellectual property claims relating to the holding and transfer of crypto assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all crypto asset networks’ long-term viability or the ability of end-users to hold and transfer crypto assets could have a material adverse effect on our business, prospects, results of operations or financial condition.

Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all crypto asset networks or holding or transferring their crypto assets. As a result, any intellectual property claims against us or other large crypto asset network participants could have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining or previously held on the balance sheet into the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect us.

Bitcoin mining operations have evolved away from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the Bitcoin network is predominantly added by “professionalized” mining operations. Many professionalized mining operations use proprietary hardware or sophisticated ASIC machines acquired directly from manufacturers of miners. As a result, professionalized mining operations are of a greater scale than prior Bitcoin network miners and have in some cases raised debt capital. Some of these professionalized mining operations immediately sell bitcoins they earn from mining operations into a bitcoin exchange market.

The immediate selling of newly mined bitcoins increases the supply of bitcoins on the bitcoin exchange market (the “float”), which may create downward pressure on the price of bitcoin. The extent to which the value of bitcoin mined by a professionalized mining operation exceeds that operation’s cost of capital and operating costs determines the profit margin of such an operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly acquired bitcoin rapidly if it is operating at a low profit margin, and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage of output could be sold into the bitcoin exchange markets more rapidly, thereby potentially reducing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited access to capital, creating a negative effect that could further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the Bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined bitcoin could result in a reduction in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (ESG) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for bitcoin and other cryptocurrencies, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

We may face risks of internet disruptions, which could have an adverse effect on our ability to operate our business.

Our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a crypto asset network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine bitcoins. A broadly accepted and widely adopted decentralized network is necessary for most crypto assets networks, including bitcoin, to function as intended. Features of crypto asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a crypto asset network would affect our ability to mine crypto assets.

Our miners may mechanically fail before the end of their expected useful life.

Our miners are housed in Tier 0 data centers and are exposed to extreme environmental conditions and temperature fluctuations. None of our fleet is covered by a manufacturer’s warranty, and we routinely purchase previously used, refurbished miners. Widespread fleet failures, even if repairable, will reduce our ability to mine bitcoin at levels and efficiencies we expect.

The book value of our miners presented in our financials may exceed the value at which they could be sold in a deliberate arms-length transaction (their “fair value”).

The fair value of a bitcoin miner fluctuates based on market factors such as the price of bitcoin and the global hashrate. As such, there are likely times the Company could not sell its miners for the amount shown on the balance sheet, even factoring in recorded depreciation.

Risks Related to the Bitcoin Network

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects our business.

If a malicious actor or botnet obtains a majority of the processing power dedicated to mining on the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions. Using alternate blocks, the malicious actor could “double-spend” its own crypto assets (i.e., spend the same crypto assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the crypto asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down confirmations of transactions on the Bitcoin network. Such changes could have a material adverse effect on our business, prospects, results of operations or financial condition.

Although there have been no reports of such activity on the Bitcoin network, certain mining pools may have exceeded the 50% threshold on the Bitcoin network in the past. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of crypto asset transactions, and this risk is heightened if over 50% of the processing power on the Bitcoin network falls within the jurisdiction of a single governmental authority. To the extent that the bitcoin ecosystem, including the core developers and the administrators of mining pools, does not act to ensure greater decentralization of mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin network will increase, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Flaws in the source code of bitcoin or the underlying cryptography could leave the Bitcoin network vulnerable to a multitude of attack vectors.

If the source code or cryptography underlying bitcoin proves to be flawed or ineffective, malicious actors may be able to steal bitcoin held by others, which could negatively impact the demand for bitcoin and therefore adversely impact the price of bitcoin. In the past, flaws in the source code for bitcoin have been discovered. Several errors and defects have been publicly found and corrected, including those that disabled some functionality for users and exposed users’ personal information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. In addition, the cryptography underlying bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry, and quantum computing, could result in such cryptography becoming ineffective and could allow a malicious actor to obtain control in excess of 50% of the processing power on the Bitcoin network, as further described herein. In any of these circumstances, a malicious actor may be able to steal bitcoin held by others, which could adversely affect the demand for bitcoin and therefore adversely impact the price of bitcoin. Even if the affected crypto asset is not bitcoin, any reduction in confidence in the source code or cryptography underlying crypto assets generally could negatively impact the demand for bitcoin and therefore could have a material adverse effect on our business, prospects, results of operations or financial condition.

Furthermore, a malicious actor may also obtain control over the Bitcoin network through its influence over core or influential developers. For example, this could allow the malicious actor to stymie legitimate network development efforts or attempt to introduce malicious code to the network under the guise of a software improvement proposal by such a developer, which could adversely impact the bitcoin ecosystem and subject us to risks of malicious action, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure crypto asset. Crypto assets other than bitcoin could have features that make them more desirable to a material portion of the crypto asset user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.

Bitcoin, as an asset, holds “first-to-market” advantages over other crypto assets. This first-to-market advantage is driven in large part by having the largest market capitalization and the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a crypto asset’s network and its blockchain; as a result, the advantage of more users and miners makes a crypto asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Despite the first-mover advantage of the Bitcoin network over other crypto asset networks, it is possible that another crypto asset could become materially more popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of another crypto asset that includes features not incorporated into bitcoin. If a crypto asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share and have a negative effect on the demand for, and price of, bitcoin and could have a material adverse effect on our business, prospects, results of operations or financial condition. It is possible that we could mine alternative crypto assets in the future, but we may not have as much experience mining such assets, which may put us at a competitive disadvantage.

The open-source structure of many crypto asset network protocols, including bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and our value.

The Bitcoin network operates based on an open-source protocol maintained by contributors, largely on the bitcoin Core project on GitHub. As an open-source project, bitcoin is not represented by an official organization or authority and its software is available free of charge in accordance with the terms of open-source licenses, such as the MIT License. As the Bitcoin network protocol is not commercially licensed and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentives for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to the Bitcoin network could have a material adverse effect on our business, prospects, results of operations or financial condition.

Significant Bitcoin network contributors could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network, could adversely affect us.

Significant Bitcoin network contributors could propose refinements, improvements or other changes to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. Additionally, the Bitcoin network could change its mining algorithm in a fashion which could render our mining equipment obsolete. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that could have a material adverse effect on our business, prospects, results of operations or financial condition. See “Risk Factors—Risks Related to Our Industry—Forks in the bitcoin blockchain may occur in the future which may affect the value of bitcoin held by Ionic Digital.”

Competition from central bank digital currencies (“CBDCs”) and stablecoins could adversely affect the value of bitcoin.

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing potential creation of new digital currencies. A 2024 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, bitcoin and other cryptocurrencies as a medium of exchange or store of value.

Other alternative crypto assets that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price related to or based on some other asset or traditional currency because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. On July 18, 2025, President Trump signed into law the Guiding and Establishing National Innovation for US Stablecoins Act (the “GENIUS Act”), establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of crypto assets in the U.S. Stablecoins have grown rapidly as an alternative to other crypto assets as a medium of exchange and store of value, particularly on decentralized applications, and their use as an alternative to bitcoin could expand further.

As a result of increased competition from new types of crypto assets such as CBDCs and stablecoins, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, results of operations or financial condition.

The decentralized nature of crypto asset systems may lead to slow or inadequate responses to crises, which may negatively affect our business.

The decentralized nature of the governance and administration of crypto asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many crypto asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in governance of the Bitcoin network leads to ineffective decision making that slows development and growth of bitcoin or slows a response to a problem such as addressing a critical vulnerability in the cryptographic primitives or software implementation of bitcoin, these events could have a material adverse effect on our business, prospects, results of operations or financial condition.

The development and market acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existing digital ledgers and blockchains, and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.

Risks Related to the Price of Bitcoin

A material decline in the value of bitcoin could have an adverse effect on our results of operations, our liquidity and the strength of our balance sheet.

Our operating results depend on the value of bitcoin as it is presently the only crypto asset that we mine. This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin (which has ranged from a high of approximately $123,367 to a low of approximately $15,759 between January 1, 2022 and September 30, 2025, based on the daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase). These changes in the value of bitcoin will also cause the value assigned to the bitcoin we hold on our balance sheet to fluctuate.

If other crypto assets were to achieve acceptance at the expense of bitcoin causing the value of bitcoin to decline, or if bitcoin were to switch its proof of work encryption to an algorithm for which our miners are not specialized, or if the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results and financial statement presentation would be adversely affected. In such circumstances, there could be balance sheet impairments, a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, results of operations or financial condition. The market price of bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of bitcoin, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin and holders of shares of our Class A common stock.

Transaction fees may decrease demand for bitcoin which could adversely affect our business.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward per block to transaction fees. This transition might be accomplished by certain miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. In the event that transaction fees paid for bitcoin transactions become too high, the marketplace might become reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another crypto asset or to fiat currency. Either the requirement from certain miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions might decrease demand for bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the use cases and demand for bitcoin, which might result in a decrease in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, results of operations or financial condition.

Bitcoin faces significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Bitcoin (and cryptocurrencies, generally) face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, including bitcoin. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that a network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. There is, however, no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective.

If adoption of bitcoin (and cryptocurrencies, generally) as a means of payment does not occur on the schedule or scale we anticipate, the demand for bitcoin may stagnate or decrease, which could adversely affect future bitcoin prices, and our results of operations and financial condition, which could have a material adverse effect on the market price for our securities.

Bitcoin holdings are insufficiently decentralized so that individuals can substantially reduce the price of bitcoin in the short term.

A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” Transactions of these holders may influence the price of bitcoin. For example, in August 2025, a transaction by a single whale to sell 24,000 bitcoin worth approximately $2.7 billion over a weekend triggered a flash crash that erased $200 billion of crypto market capitalization across multiple digital currencies and resulted in forced liquidations over $550 million in leveraged positions. The concentration of bitcoin among whales can make it more susceptible to rapid and significant price swings and market manipulation. Such concentration may also affect bitcoin liquidity.

Risks Related to Regulatory Framework

We are required to obtain, and to comply with, government and utility company permits and approvals.

We are required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies and our electricity providers. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations.

If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. We conduct our operations so that we will not be deemed an investment company, including by managing our security holdings to comply with applicable limitations under the Investment Company Act. However, to the extent that bitcoin is determined by regulators to be a security for purposes of the Investment Company Act, we may be subject to additional regulatory requirements and/or additional limitations on our portfolio which could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, results of operations or financial condition.

We do not believe we are, and do not intend to be, engaged in the business of investing, reinvesting, or trading in securities, and we will not hold ourselves out as being engaged in those activities. Furthermore, we monitor our holdings to ensure continuing and ongoing compliance with the 40% limit described above (or similar limits available under other Investment Company Act exceptions and safe harbors). However, depending on its characteristics, a crypto asset may be considered a “security” under the Investment Company Act. If the SEC or its staff were to disagree with our treatment of certain assets (namely bitcoin), we would need to adjust our strategy and our assets in order to continue to comply with such limits. Any such adjustment in our strategy or assets could have a material adverse effect on our business, prospects, results of operations or financial condition. To date, the SEC staff have treated bitcoin as a commodity, and in March 2025, the SEC’s Division of Corporation Finance issued guidance clarifying that the Division does not take the view that crypto assets generated through proof-of-work mining are securities for purposes of the Securities Act and the Exchange Act. However, this statement does not apply to the Investment Company Act, and it is possible that the SEC may deem bitcoin and other crypto assets an investment security in the future. We do not believe any of the bitcoin we own, acquire or mine are securities. As a result of our investments and crypto asset mining activities, it is possible that the investment securities we hold in the future could exceed applicable limits under the Investment Company Act, particularly if such SEC treatment of bitcoin changes, and, accordingly, we could determine that we have become an inadvertent investment company and do not qualify for any exemption from registration under the Investment Company Act. As of the date hereof, we do not believe that we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with the cash or bitcoin on hand or liquidating investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or bitcoin could result in losses. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

In general, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from acquiring certain assets or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. No assurance can be given that the SEC or its staff will concur with our classification of our assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the Investment Company Act. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the business strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets we hold, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on our business, prospects, results of operations or financial condition.

There can be no assurance that we will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results could have a material adverse effect on our business, prospects, results of operations or financial condition.

Ultimately, classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time-consuming, expensive and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required could have a material adverse effect on our business, prospects, results of operations or financial condition. Furthermore, our classification as an investment company could adversely affect our ability to engage in future combinations, acquisitions or other transactions on a tax-free basis. Finally, there is no guarantee that we would be able to register under the Investment Company Act at such time or take such other actions as may be necessary to ensure our activities comply with applicable law, which could force the us to cease operations and liquidate.

Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

We are not registered, and do not intend to register, as an investment company under the Investment Company Act or the similar laws of any other country or jurisdiction and, accordingly, the provisions of the Investment Company Act will not be applicable to us. These provisions require investment companies to have a majority of disinterested directors, require securities held in custody to be individually segregated at all times from the securities of any other person and to be clearly marked to identify such securities as the property of such investment company and regulate the relationship between the advisor and the investment company.

Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of trade compliance and economic sanctions laws and regulations.

We are subject to economic and trade sanctions laws and regulations, including the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the U.S. Department of Commerce, and other relevant sanctions and export controls authorities. These rules and regulations include prohibitions on conducting direct or indirect business with persons named on, or owned by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. We are also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of the date of this prospectus, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea region of Ukraine), and may be prohibited from dealing with persons in other jurisdictions subject to targeted U.S. sanctions such as Venezuela, Russia, and Belarus.

U.S. sanctions compliance obligations apply to transactions in crypto assets and U.S. sanctions authorities have in recent years directed significant attention to sanctions compliance among the crypto asset industry. Because of the pseudonymous nature of blockchain transactions, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons. The mining pools to which we contribute power do not screen transactions for sanctioned persons or wallets before including them in a block, and we do not have visibility into the transactions selected by the pool operator for inclusion. Although no regulator has affirmatively stated that such screening is required, OFAC or another regulator may take the view that such screening is required in order to avoid dealing with or facilitating transactions by sanctioned persons. Civil liability for OFAC sanctions violations are typically regarded as “strict liability” violations, meaning we may be held responsible for transacting with prohibited parties even if we have no knowledge that a particular counterparty is a prohibited person under the OFAC sanctions regulations. In addition, we may be subject to non-U.S. economic sanctions laws and regulations to the extent we conduct activity within the jurisdiction of other sanctions regimes, including those of the European Union and United Kingdom. Screening transactions for sanctions concerns may increase the compliance costs associated with the operation of a mining pool, which costs would likely be passed on to the miners themselves by the pool operator.

Although we currently have a Code of Conduct and Ethics that includes policies and procedures to promote compliance with economic sanctions, OFAC and other governmental authorities have significant discretion in the interpretation and enforcement of economic and trade sanctions laws and regulations. Moreover, economic and trade sanctions laws and regulations continue to evolve, often with little or no notice, which could raise operational or compliance challenges. If it is determined that we have transacted with prohibited persons or otherwise violated economic and trade sanctions laws and regulations, even inadvertently, this could result in substantial reputational harm, fines or penalties, and costs associated with governmental inquiries and investigations. Any or all of the foregoing could have a material adverse effect on our business, prospects, results of operations or financial condition. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Bitcoin’s and other crypto assets’ status as a “security” or other regulated financial instrument in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, prospects, results of operations or financial condition.

In the United States, the SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal tests that are commonly employed for determining whether any given crypto asset is a security are established under U.S. Supreme Court case law and require a highly complex and heavily fact-driven analysis. The application of such tests is therefore highly uncertain and the SEC Staff has indicated that the determination of whether or not a crypto asset is a security depends on the specific characteristics and use of that particular asset. Moreover, the SEC and its staff generally do not provide advance guidance or confirmation on the status of any particular crypto asset as a security, although the SEC’s Division of Corporation Finance has recently begun to provide informal guidance on its position regarding whether certain crypto assets (like meme coins and stablecoins) and certain digital asset related activities implicate the offer or sale of a security. For example, the Division of Corporation Finance stated in its March 20, 2025, “Statement on Certain Proof-of-Work Mining Activities” that certain self-mining and mining pool activities, under the circumstances described in the statement, do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933 and Section 3(a)(10) of the Securities Exchange Act of 1934. Some courts have found that certain crypto assets are securities, while other courts have found that certain other crypto assets under specified circumstances are not securities. Further, the SEC and its staff have taken positions that certain crypto assets are “securities” — often in the context of enforcement actions.

We do not currently hold any crypto assets for which the SEC or its staff has taken the position that such assets are securities and currently only intend to mine, invest in or transact in bitcoin. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin, on its own and in its current form, is a security. However, such statements are not official policy statements by the SEC and reflect only the speakers’ personal views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other crypto asset and may evolve. Because we currently only intend to mine, invest in and transact in bitcoin, we do not have processes in place at this time to evaluate whether crypto assets other than bitcoin are “securities” within the meaning of the U.S. federal securities laws. Any such processes, if developed in the future, would be risk-based assessments that do not constitute legal determinations binding on regulators or courts and would not preclude legal or regulatory action. While we believe our holdings are not securities, we cannot assure you that future legislation or regulation could not have a material adverse effect on our business, prospects, results of operations or financial condition.

To the extent that the SEC, another relevant regulatory agency, court or foreign authority determines that any crypto assets we hold, or choose to hold in the future, constitute a “security” or other form of regulated financial instrument, that determination could prevent us from continuing to hold or mine those crypto assets or subject us to additional regulatory burdens in order to be permitted to do so, which could include costly or onerous registration or reporting requirements. Such a determination could also result in regulatory or enforcement sanctions, penalties and financial losses in the event we are unable to comply with, or are determined not to have previously complied with, relevant regulatory requirements or that we have incurred liability to our customers and need to compensate them for any losses or damages. For example, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm.

Moreover, as a result of any such determination, all transactions in such crypto assets may have to be registered with the SEC or other relevant regulatory authority, or conducted in accordance with an exemption from registration, which could severely limit the liquidity, usability and transactability of the relevant crypto assets. The networks on which such crypto assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that bitcoin is a security or another form of regulated financial instrument could draw negative publicity and cause a decline in the general acceptance of crypto assets. Also, it would make it more difficult for bitcoin to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities. Lastly, any determination that a crypto asset we hold, or choose to hold in the future, is a “security” may require us to register as an investment company under the Investment Company Act.

The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

In December 2023, FASB issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure crypto assets at fair value with changes recognized in net income each reporting period, present crypto assets and related fair value changes separately in the balance sheet and income statement and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. The updated guidance is effective January 1, 2025, however, we have chosen to early adopt the amendments as of January 1, 2024.

Many companies’ accounting policies are subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and limited interpretative guidance has been provided by the FASB and no official guidance by the SEC. As such, there remains significant uncertainty on how companies can account for crypto asset transactions, crypto assets, and related revenue.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information. Such a restatement could adversely affect the accounting for our newly earned bitcoin and more generally negatively impact our business, prospects, financial condition and results of operations. Such circumstances would have a material adverse effect on our ability to continue as a going concern, which would have a material adverse effect on our business, prospects or results of operations as well as and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

Future developments regarding the treatment of crypto assets for U.S. federal, state, local and foreign tax purposes could have a material adverse effect on our business, prospects, results of operations or financial condition.

Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. federal, state, local and foreign tax treatment of transactions involving crypto assets, such as bitcoin, are uncertain, and it is unclear what guidance may be issued in the future regarding the treatment of crypto asset transactions, including mining, for such tax purposes. Current U.S. Internal Revenue Service (“IRS”) guidance indicates that crypto assets such as bitcoin should be treated and taxed as property, and that transactions involving the payment of crypto assets such as bitcoin for goods and services should be treated as barter transactions. This treatment creates the potential for the recognition of taxable income or gain (and potential information reporting obligations) whenever a bitcoin passes from one person to another (including in off-blockchain transactions).

There can be no assurance that the IRS or any other tax authority will not alter its existing position with respect to crypto assets in the future or that a court would uphold the treatment of bitcoin or other crypto assets as property, rather than currency. Any such alteration of existing U.S. federal, state, local, or foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of crypto assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty of the treatment of crypto assets for U.S. federal, state, local and foreign tax purposes. The uncertainty regarding the tax treatment of crypto asset transactions, as well as the potential promulgation of new U.S. federal income, state or foreign tax laws or guidance relating to crypto asset transactions, or changes to existing laws or guidance, could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory developments regarding crypto assets and crypto asset markets could have a material adverse effect on our business, prospects, results of operations or financial condition.

Due to the new and evolving nature of crypto assets, a number of governments or governmental bodies are contemplating legislative and regulatory changes with respect to the treatment of crypto assets and transactions. For example, certain governments have deemed crypto assets illegal or have curtailed the use of crypto assets by prohibiting the acceptance of payment in bitcoin and other crypto assets for consumer transactions and barring banking institutions from accepting deposits of crypto assets. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. It is also possible that regulators in the U.S. or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. Any such changes may introduce a cost of compliance and could have a material adverse effect on our business, prospects, results of operations or financial condition.

In the U.S. in particular, the regulation of bitcoin and other crypto assets remains the subject of significant uncertainty and ongoing change. For example, on July 18, 2025, President Trump signed into law the GENIUS Act, establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of crypto assets in the U.S. On July 17, 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act of 2025 (the “CLARITY Act”), a comprehensive crypto asset market structure and regulation bill. The CLARITY Act, and other crypto asset market structure and regulation bills, remain under consideration and continue to evolve in the U.S. Senate. It is not possible to predict whether or when new laws and regulations will be enacted or adopted that change the legal framework governing crypto assets or provide additional authorities to the SEC, the CFTC, or other regulators, or whether or when any other federal, state or foreign legislative or regulatory bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of crypto asset markets to function, the willingness of financial and other institutions to continue to provide services to the crypto assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of crypto assets generally and bitcoin specifically. The consequences of any new law or regulation relating to crypto assets and crypto asset activities could adversely affect the market price of bitcoin, as well as our ability to hold or transact in bitcoin, and in turn adversely affect the market price of our listed securities.

Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.

Our business may be subject to extensive federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or could have a material adverse effect on our business, prospects, results of operations or financial condition. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on our business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business, financial condition, results of operations and prospects could be negatively impacted.

We may become involved in legal proceedings from time to time, which could adversely affect us. We cannot predict the outcome of any legal proceedings with respect to our current and past business activities.

From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom we do business, actions by our stockholders and other proceedings, whether arising in the ordinary course of business or otherwise. We will evaluate our exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require us to change our business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could adversely affect our business, financial condition and results of operations.

Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect our business, prospects, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition and results of operations.

Our business may be susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the disruptions in the crypto asset markets. We believe that since cryptocurrency mining, and the crypto asset industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory and legislative developments related to environmental concerns may materially adversely affect our brand, reputation, business, prospects, results of operations and financial position.

Given the very significant amount of electrical power required to operate bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of bitcoin mining servers, the crypto mining industry may become a target for future environmental and energy regulation. Specifically, imposition of a tax or regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate mining machines, could in turn put our facilities at a competitive disadvantage.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business because the bitcoin mining industry, with its energy demand, may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change and other environmental concerns could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Any future environmental regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Moreover, in the State of Texas, we currently participate in energy demand response programs to curtail operations, return capacity to the electrical grid, and receive funds to offset foregone operational revenue when necessary, such as in extreme weather events. Furthermore, we, as well as other bitcoin miners operating primarily in the State of Texas, have recently received a mandatory survey from the U.S. Energy Information Administration (the “EIA”), seeking extensive information regarding our Facilities’ use of electricity, and certain information regarding our operations although such survey was successfully challenged in court and set aside. It is possible that mandatory surveys will be used by the EIA in the future to generate negative reports regarding the bitcoin mining industry’s use of power and other resources, which could spur additional negative public sentiment and adverse legislative and regulatory action against us or the bitcoin mining industry as a whole. Surveys and other regulatory actions could increase our cost of operations or otherwise make it more difficult for us to operate at our current locations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change and the environment by us or other companies in the same industry could harm our reputation. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations or financial condition.

The crypto assets exchanges on which bitcoin trades are relatively new and, in most cases, largely unregulated and have therefore experienced more fraud and failure compared to established, regulated exchanges for other assets. In the event that crypto assets exchanges representing a substantial portion of the volume in bitcoin trading are involved in fraud or experience security failures or other operational issues, such crypto assets exchanges’ failures may result in a reduction in the price of bitcoin and can adversely affect us.

Crypto assets exchanges on which bitcoin trades are new and, in most cases, largely unregulated. Furthermore, many crypto assets exchanges (including several of the most prominent U.S. dollar denominated exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, crypto asset exchanges, including prominent exchanges handling a significant portion of the volume of bitcoin trading.

Some large crypto asset market participants have already experienced fraud and/or failure. The bankruptcies of FTX, and BlockFi were unexpected and significantly reduced confidence in the crypto assets industry generally and bitcoin specifically. A lack of stability in the crypto assets exchange market and the closure or temporary shutdown of bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Bitcoin network and result in greater volatility in bitcoin value. These potential consequences of a crypto assets exchange’s failure could have a material adverse effect on our business, prospects, results of operations or financial condition.

The characteristics of crypto assets have been, and may in the future continue to be, exploited to facilitate illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams, which could negatively affect us.

Digital currencies and the crypto asset industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies, and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, CTFC, and Federal Trade Commission (“FTC”), as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the FBI has noted the increasing use of digital currency in various ransomware scams.

While we believe that our risk management and compliance framework, which includes thorough due diligence reviews of our counterparties and reliance on qualified custodians subject to U.S. federal and state oversight, is reasonably designed to identify and mitigate potential illicit activity, we cannot ensure that we will be able to detect any such illegal activity in all instances. Our custodians maintain segregation of client entitlements and implement controls such as sanctions and anti-money laundering screening, blockchain-analytics monitoring of inbound transfers, address whitelisting and restricted lists, and protocols to quarantine unexpected or non-attributable deposits pending enhanced review. These safeguards are intended to reduce the risk that misdirected or illicit assets are commingled with our holdings. However, because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We, or our custodians, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our counterparties (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and could have a material adverse effect on our business, prospects, results of operations or financial condition.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency, or could be subject to additional regulatory costs and burdens, which may be material.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while some jurisdictions, such as the United States, subject the mining, ownership and exchange of cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

It is possible that state or federal regulators may seek to impose harsh restrictions or total bans on bitcoin mining which may make it impossible for us to do business without relocating our mining operations, which could be very costly and time consuming. Further, although bitcoin and bitcoin mining, as well as cryptocurrencies generally, are largely unregulated in most countries (including the United States), regulators could undertake new or intensify regulatory actions that could severely restrict the right to mine, acquire, own, hold, sell, or use cryptocurrency or to exchange it for traditional fiat currency such as the United States Dollar.

In 2021, the Chinese government declared that all digital currency-related business activities are illegal, effectively banning mining and trading in cryptocurrencies, such as bitcoin. Other countries, such as India or Russia, may take similar regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

In January 2025, U.S. President Donald Trump issued an executive order forming a presidential working group to establish a clear regulatory framework for crypto assets, and leaders in both houses of the U.S. Congress have announced a bicameral working group with the objective of passing legislation to provide regulatory clarity for the industry. Committees in both houses of the U.S. Congress have held hearings to ensure fair access to financial services, including for companies operating in the crypto asset space. Additionally, President Trump and members of the U.S. Congress announced that they are studying the possibility of creating a national strategic crypto asset reserve to include bitcoin, and at least twelve states have introduced legislation to create strategic bitcoin reserves.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of bitcoin we may be able to mine, the value of bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently could have a material adverse effect on our business, prospects, results of operations or financial condition.

Changes in regulatory interpretations could require us to register as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The Financial Crimes Enforcement Network, a division of the U.S. Treasury Department (“FinCEN”) regulates providers of certain services with respect to “convertible virtual currency,” including bitcoin. Businesses engaged in the transfer of convertible virtual currencies are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining on your own behalf, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and crypto assets generally.

If regulatory changes or interpretations require us to register as a money services business with FinCEN under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters”, such as monitoring transactions and blocking transactions, because of the nature of the bitcoin blockchain. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate. If we decide to cease certain operations in response to new regulatory obligations, such actions could occur at a time that is unfavorable to investors.

Multiple states have implemented or proposed regulatory frameworks for crypto asset businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Furthermore, if we or our service providers are unable to comply with evolving federal or state regulations, we may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

Legislative or regulatory change regarding the regulation of “commodities” by the CFTC and the regulation of bitcoin and other crypto assets as “digital commodities” could subject us to additional regulatory burdens and oversight and could adversely affect the market price of bitcoin and the market price of our listed securities.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some crypto assets, including bitcoin, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936 (the “CEA”) and the rules promulgated by the U.S. Commodity Futures Trading Commission (“CFTC”) thereunder (“CFTC Rules”). While the CFTC has enforcement authority to police against fraud and manipulation in spot commodity markets (including the spot market for crypto assets, such as bitcoin, that are commodities), the CFTC only has regulatory and supervisory jurisdiction with respect to “commodity interest” transactions, such as futures, options, and swaps on a commodity (including a crypto asset commodity) and certain leveraged, margined, or financed transactions in commodities involving retail customers. Accordingly, we are not currently regulated or supervised by the CFTC and are not subject to the legal and regulatory obligations that are applicable to CFTC-registered entities under the CEA and CFTC Rules.

As discussed above, the regulation of crypto assets in the U.S. remains uncertain and subject to change, including as a result of the enactment and adoption of new laws and regulations and the pursuit of other regulatory, legislative, enforcement or judicial actions. For example, the proposed CLARITY Act recently passed by the U.S. House of Representatives and other draft crypto asset market structure and regulation bills have proposed granting the CFTC additional regulatory and supervisory powers with respect to spot crypto assets as “digital commodities.” While it is not possible to predict whether and in what form such proposals will be adopted, changes to or expansion of the jurisdiction of the CFTC with respect to spot market activities in crypto assets, including bitcoin, could result in the imposition of additional regulatory obligations and burdens, which could include registration requirements. Such additional regulatory burdens and oversight could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

Due to lack of clarity of application of commodities laws to digital asset treasury strategies, we may be deemed to be a “commodity pool” under CEA and CFTC Rules as a result of our commodity interest trading which could have a material adverse effect on our business, financial condition and results of operations.

As a crypto asset mining company, our core business is the development and operation of digital infrastructure and the production of bitcoin through crypto asset mining. We employ a long-term bitcoin treasury or modified “HODL” strategy as part of our longer-term investment and growth plans. As our operating cash flows increase, we expect to maintain a larger portion of mined bitcoin in treasury and utilize such holdings as collateral in certain risk-managed derivative hedging designed to mitigate liquidity and other potential impacts associated with bitcoin price volatility.

Based on the current framework of the CEA and CFTC Rules, we do not believe our mining activities or the holding of spot bitcoin in our corporate treasury would, on its own, cause us to be considered a “commodity pool”. The CEA and CFTC Rules define a “commodity pool” as any investment trust, syndicate, or similar form of enterprise operated for the purpose of trading in “commodity interests,” such as swaps, futures, and options on a commodity underlying (including a digital asset that constitutes a commodity). Although as described above we may engage in certain derivatives transactions, we do not believe that we are a “commodity pool” as such term is defined. Accordingly, (i) no person is registered with the CFTC as a commodity pool operator (“CPO”) or a commodity trading adviser (“CTA”) with respect to our Company; and (ii) our shareholders will not have the regulatory protections provided to investors in a commodity pool operated or advised by a registered CPO or CTA, as applicable.

However, we note that the legal and regulatory landscape is evolving with respect to digital assets, and there is uncertainty regarding how commodity laws may be applied to operating companies that maintain significant bitcoin treasuries or engage in incidental hedging or financing transactions referencing digital commodities. For example, the CFTC has previously interpreted “for the purpose of trading” in the “commodity pool” definition as being triggered where only one swap is executed. In addition, it is possible that if the CLARITY Act were to become law as currently proposed, our holdings of bitcoin could cause us to be deemed a “commodity pool” under the Commodity Exchange Act, which would require us and certain of our associated persons to register with the Commodities Exchange Commission and comply with ongoing regulatory requirements such as reporting and supervisory requirements.

If our Company were determined to be a “commodity pool” as a result of any future change in legislation, regulation, or interpretation, we may be subject to additional regulatory requirements which may be burdensome or costly or that could make it impractical or impossible for us to continue our business as currently contemplated. For example, a commodity pool must generally be operated as a separately cognizable entity from its CPO and any person acting as a CPO or CTA with respect to a commodity pool must be registered with the CFTC and a member of the National Futures Association (“NFA”). Absent an applicable exemption, a registered CPO or CTA must generally provide investors with a “disclosure document” in compliance with the CFTC Rules and the requirements of the NFA and must comply with a range of ongoing reporting and recordkeeping requirements on registered and certain exempt commodity pool operators. Registration can be time-consuming, expensive and restrictive, and compliance with these additional regulatory requirements could result in substantial, non-recurring expenses adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease or modify certain of our operations, which could negatively impact our investors.

In light of the unsettled application of commodity laws to digital asset treasury practices, we continuously monitor regulatory developments and seek to structure any risk management activity in a manner we believe is consistent with our status as an operating company, rather than as an enterprise operated for the purpose of trading in commodity interests. Nevertheless, the lack of clarity in this area presents regulatory risk that could adversely affect us if interpretations evolve in a manner that differs from our expectations.

Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of personal information could adversely affect our business, prospects, results of operations or financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective users, as well as our employees and business contacts. We are therefore subject to federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of Personal Information.

The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, these requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Further, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security in the United States and elsewhere, including in relation to cybersecurity incidents. In addition, some such requirements place restrictions on our ability to process Personal Information across our business or across country borders.

It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, prospects, results of operations, and financial condition could be materially adversely affected.

Risks Related to Ownership of Our Class A Common Stock

Celsius Mining had material weaknesses in its internal control over financial reporting.

The historical financial statements included in this prospectus for the Predecessor period reflect the prior operation of Celsius Mining’s business prior to our acquisition of its assets in accordance with the Plan and the MCA (as defined below). See the section titled “Business – Company History” for more information regarding Celsius Mining and our history. The Company is operated in a different manner than Celsius Mining was operated in the past, is run by different executive officers and employees in our accounting, finance and operations functions. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of Celsius Mining’s financial statements as of December 31, 2023, management and its independent registered public accounting firm identified material weaknesses in Celsius Mining’s internal controls surrounding: (1) segregation of duties within the accounting and financial reporting function; and (2) misapplication of transfer pricing allocation percentages resulting in incorrect costs (i.e., service fees) attributable to Celsius Mining.

We have identified material weaknesses in our internal controls over financial reporting. If we fail to remedy these material weaknesses, we may not be able to accurately report our financial condition or results of operations in the future.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements as of December 31, 2024, management and its independent registered public accounting firm identified material weaknesses in internal controls: (1) lack of effective IT controls over user access reviews, administrative access, and change management in the Predecessor general ledger system; (2) lack of effective IT controls over user access reviews, administrative access, and change management in the Successor general ledger system ; (3) lack of effective IT controls over user access reviews, administrative access, and change management in the custody system; (4) lack of effective IT controls over user access reviews, administrative access, and change management in the mining pool system; (5) lack of effective controls over bitcoin wallet reconciliations, unrealized gain and loss calculations, and review of information used for mining revenue and gain and loss calculations; and (6) lack of effective IT controls to enforce review and approval of manual journal entries.

We have not identified any material misstatements to our financial statements resulting from the material weaknesses described above. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that may not be prevented or detected on a timely basis.

We are in the process of implementing a plan to remediate the material weaknesses described above. Our remediation plan includes the hiring of additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which have and will continue to cause us to incur additional costs. When we are satisfied that the internal control over financial reporting associated with the material weaknesses has been effectively designed and operated within our Company for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal control over financial reporting under the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”). It is possible that if we had a Section 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal control over financial reporting.

In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control over financial reporting requirements will depend on the effectiveness of our financial reporting and relevant information systems and controls across our Company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our results of operations and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

We have identified material weaknesses in our financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional internal controls over financial reporting, including but not limited to controls over relevant information systems, and hire additional accounting and finance staff. This will require substantial additional professional fees and internal costs to expand our accounting and finance functions and significant management efforts. We have spent and expect to continue to spend significant time and resources designing, evaluating and testing our accounting procedures and internal controls. Prior to listing, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

The registration and listing of our Class A common stock differs significantly from an underwritten initial public offering.

This listing is not an underwritten initial public offering of our Class A common stock. The registration and listing of our Class A common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include the following:

●	There are no underwriters. Consequently, prior to the opening of trading of our Class A common stock on Nasdaq, there will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with resales of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares of our Class A common stock. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing.

●	There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and listing of the Class A common stock on Nasdaq. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of shares of Class A common stock on Nasdaq. Similarly, there can be no assurance that there will be any demand for our shares of Class A common stock from our Registered Stockholders or other existing stockholders who wish to sell once our shares of Class A common stock are registered and listed. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their shares of Class A common stock in the near term, which may be likely as all of the shares of Class A common stock held by our existing stockholders have, since issuance, been restricted from being sold, transferred, pledged or otherwise disposed of without written authorization from the Board until the later of effectiveness of a registration statement filed by us with the SEC under the Exchange Act or the listing of the Class A common stock on Nasdaq or another registered securities exchange, which could result in potential oversupply of our Class A common stock, which could materially and adversely impact the price of our Class A common stock.

●	None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors and officers who own our Class A common stock and other significant stockholders, may sell any or all of their shares of Class A common stock, including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class A common stock in the market, which could materially and adversely impact the price of our common stock.

●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on Nasdaq. There can be no guarantee that any investor day presentations, other investor education presentations, and other investor education meetings we may conduct will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class A common stock.

●	Since we are not conducting an underwritten initial public offering for our Class A common stock, the market price for our Class A common stock may be highly volatile and trading volume may be uncertain, which may adversely affect your ability to sell any shares of Class A common stock that you may purchase. Upon listing on Nasdaq, the public price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

●	Because of the relatively novel listing process and the large stockholder base of our company, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class A common stock on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock. Moreover, to the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our Class A common stock and cause volatility in the trading price of our Class A common stock. These factors may be exacerbated by selling pressure from our existing stockholders as this listing process is the first opportunity any of our stockholders will have for liquidity in our shares of Class A common stock because the restrictions on transfer imposed in connection with the Plan as described under the heading “Description of Capital Stock—Common Stock—Transfer Restrictions” will expire.

Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.

In addition to the potential market volatility in connection with our initial listing described immediately above, technology stocks have historically experienced high levels of volatility. The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our Class A common stock publicly owned and available for trading;

●	overall performance of the equity markets or publicly-listed financial services and technology companies;

●	our actual or anticipated operating performance and the operating performance of our competitors;

●	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

●	any major change in our board of directors, management, or key personnel;

●	if we issue additional shares of capital stock, including in the form of blockchain tokens, in connection with customer reward or loyalty programs;

●	rumors and market speculation involving us or other companies in our industry;

●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

●	other events or factors, including those resulting from pandemics, war, incidents of terrorism, or responses to these events.

Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on Nasdaq as a result of the supply and demand forces described above. If the market price of our Class A common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your shares of Class A common stock at or above the price you bought them for or for the value of the shares agreed upon by the creditors and debtors of the Celsius bankruptcy at the time the shares were issued.

We currently expect our Class A common stock to be listed and traded on Nasdaq. Prior to the listing of our Class A common stock on Nasdaq, there has been no public market for our Class A common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market. While our Class A common stock may be sold after our listing of the Class A common stock on Nasdaq by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock. As a result, there may initially be a lack of supply of, or demand for, Class A common stock on Nasdaq. In the case of a lack of supply of our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class A common stock if they are unable to purchase a block of our Class A common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class A common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class A common stock, the market for our Class A common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class A common stock. Conversely, there can be no assurance that the Registered Stockholders and other existing stockholders will not sell all of their shares of Class A common stock, resulting in an oversupply of our Class A common stock on Nasdaq. As noted above, we may experience selling pressure from our existing stockholders as this listing process is the first opportunity any of our stockholders will have for liquidity in our shares of Class A common stock because the restrictions on transfer imposed in connection with the Plan as described under the heading “Description of Capital Stock—Common Stock—Transfer Restrictions” will expire and our stockholders are not subject to any contractual lock-ups. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after the listing of our Class A common stock on Nasdaq. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class A common stock. This could affect your ability to sell your shares of common stock.

We are an emerging growth company and are able to take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our shares of Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of this listing; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.

We expect that we will remain an emerging growth company for at least a couple of years but cannot retain our emerging growth company status indefinitely and will under current law no longer qualify as an emerging growth company no later than December 31, 2031. References herein to “emerging growth company” has the meaning associated with it in the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously adopted.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification.

We currently do not intend to pay dividends on our Class A common stock.

We do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the Delaware General Corporation Law, as amended (the “DGCL”), the amended and restated certificate of incorporation or the amended and restated bylaws of the Company or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternate forum, the federal district courts of the U.S. shall, to the fullest extent permitted by the DGCL, the amended and restated certificate of incorporation and the amended and restated bylaws, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, described in the preceding sentences.

This exclusive choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if the stockholder does not reside in or near Delaware, both of which may discourage such lawsuits against us and our directors, officers and employees. There is uncertainty as to the enforceability of exclusive forum provisions with respect to certain matters arising under the federal securities laws, and if a court were to find these provisions of our amended and restated certificate of incorporation or amended and restated bylaws, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, prospects, results of operations or financial condition. The exclusive forum provision in our amended and restated certificate of incorporation is limited to the extent permitted by law.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and trade names, such as Ionic Digital, which are protected under applicable intellectual property laws and are our property. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

Registered Stockholders may elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future.

Future cash dividends, if any, will be at the discretion of our Board, subject to applicable law, and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024. For additional information, you should read the information set forth below together with our consolidated financial statements and the related notes contained elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Successor
($ in thousands)	As of December 31, 2024
Cash and cash equivalents	$48,393
Long-term debt	$-

Stockholders’ equity:
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, none issued and outstanding	-
Class A common stock, $0.00001 par value, 1,000,000,000 shares authorized, 37,374,261 shares issued and outstanding	-
Class B common stock, $1.00 par value, 1 share authorized, none issued and outstanding	-
Additional paid-in capital	747,485
Retained earnings	40,145
Total stockholders’ equity	787,630

Total capitalization	$787,630

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Ionic Digital Inc. (“Ionic Digital”, the “Company” or the “Successor”) was formed on January 5, 2024 to acquire substantially all of the assets and assume certain liabilities of Celsius Mining LLC (“Celsius Mining” or the “Predecessor”). On January 31, 2024, the Successor completed the acquisition of the assets and the assumption of certain liabilities of the Predecessor (the “Business Combination”), and the acquired assets and liabilities assumed met the definition of a business under ASC 805, Business Combinations (“ASC 805”). The Successor issued 37 million shares of Class A common stock for a total fair value of $740.0 million as consideration for the net assets acquired. In connection with the transaction, Ionic Digital was determined to be the legal and accounting acquirer, and Celsius Mining was deemed to be the accounting predecessor. The Successor had no material activity from its inception on January 5, 2024 through January 31, 2024.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 gives effect to the Business Combination as if it had occurred on January 1, 2024. The acquisition of the Predecessor’s assets and assumption of certain liabilities is reflected in the Successor’s audited financial statements as of December 31, 2024, which are included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and related notes of the Successor as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor) and for the eleven months ended December 31, 2024 (Successor) and the one-month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor) included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments presented herein are based on available financial information and certain estimates and assumptions that management believes provide a reasonable basis for presenting the Successor’s financial results as if the Business Combination had been effected as of January 1, 2024. The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information incorporate the significant accounting policies used by the Successor for the respective period in the consolidated financial statements included in this prospectus. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and may not necessarily reflect what the Successor’s financial condition or results of operations would have been had the Business Combination occurred on January 1, 2024. The unaudited pro forma condensed combined financial statements should not be considered indicative of the future results of operations or financial position of the Successor.

Ionic Digital Inc.
Unaudited Pro Forma Condensed Combined
Statement of Operations

For the Year Ended December 31, 2024

($ in thousands, except share data)

	Successor	Predecessor (Debtor-in- Possession)
	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Pro Forma Transaction Accounting Adjustments		Pro Forma Year Ended December 31, 2024
Revenue:
Mining revenues, net	$138,428	$15,381	$-		$153,809

Operating expenses:
Cost of revenues, exclusive of depreciation	90,486	9,668			100,154
Depreciation	42,360	6,216	(2,398	)(a)	46,178
General and administrative expenses	40,600	2,633	-		43,233
(Gain) loss on fair value of crypto assets	(71,744)	150	-		(71,594)
Realized (gain) on sale of crypto assets	(5,532)	(485)	-		(6,017)
(Gain) loss on disposal of property and equipment	(325)	1,793	-		1,468
Other operating expenses, net	1,105	197	-		1,302
Total operating expenses	96,950	20,172	(2,398)		114,724

Operating income (loss)	$41,478	$(4,791)	$2,398		$39,085

Other income (expense):
Interest income	1,885	-			1,885
Unrealized (loss) on energy derivatives	-	(159)			(159)
Realized gain on investments	2,422	-			2,422
Gain on litigation settlement	6,817	-			6,817
Other (expense)	(152)	-	-		(152)
Reorganization items, net	-	(5,416)	5,416	(b)	-
Other income (expense), net	10,972	(5,575)	5,416		10,813

Income (loss) before provision for income taxes	52,450	(10,366)	7,814		49,898

Provision (benefit) for income taxes	12,305	22	(850	)(c)	11,477

Net income (loss)	$40,145	$(10,388)	$8,664		$38,421

Basic and diluted net income (loss) per share	$1.07				$1.03 (d)
Weighted-average number of shares used in computing net income (loss) per share, basic and diluted	37,374,261				37,374,261

Ionic  Digital Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

Note 1 – Description of Transaction

At the close of business on January 31, 2024, the Successor acquired substantially all the assets and assumed certain liabilities of the Predecessor. The Successor accounted for the Business Combination in accordance with the FASB Accounting Standards Codification (“ASC”) 805, Business Combinations. The Successor determined the Business Combination did not meet the criteria for fresh start accounting under ASC 852, Reorganizations, as the Successor was not a debtor in the Plan, was a newly formed entity, and did not assume the liabilities of the debtors beyond those specified in the Plan.

Note 2 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes below. The pro forma adjustments presented herein are based on available financial information and certain estimates and assumptions that management believes provide a reasonable basis for presenting the Successor’s financial results as if the Business Combination had been effected as of January 1, 2024.

Note 3 – Transaction Accounting Pro Forma Adjustments

(a)	Depreciation

Depreciation expense is adjusted to reflect the fair value of the property and equipment acquired, as well as reflecting the Successor’s assessment of the remaining useful lives of the property and equipment acquired.

(b)	Reorganization items, net

These costs recorded by the Predecessor represent costs allocated from affiliate companies related to Predecessor’s Chapter 11 bankruptcy petition. These $5.4 million reorganization costs would not have been incurred by Ionic and therefore, have been removed from the pro forma condensed combined financial results.

(c)	Provision for income taxes

The adjustment to the tax provision is calculated by applying Ionic Digital’s effective tax rate for the eleven months ended December 31, 2024 of 23% to the pro forma adjusted Income before provision for income taxes for the year ended December 31, 2024.

(e)	Earnings per share

Pro forma basic and diluted earnings per share are calculated using Ionic Digital’s weighted average number of shares of common stock outstanding during the periods presented, adjusted to reflect the transaction as if it had occurred on January 1, 2024.

The following adjustments were made in calculating pro forma EPS:

●	Adjustments resulting from accounting for the Business Combination.

●	Elimination of transactions to allocate bankruptcy reorganization costs to the Predecessor from its affiliate companies.

●	Income tax effects related to pro forma adjustments.

The pro forma EPS is not necessarily indicative of the results that would have occurred had the Business Combination been completed on the dates indicated or of future results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and notes as of December 31, 2024 (Successor) and 2023 (Predecessor) and for the eleven months ended December 31, 2024 (Successor), one month ended January 31, 2024 (Predecessor) and year ended December 31, 2023 (Predecessor) appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to the Company’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Certain amounts may not foot due to rounding.

In this section, references to “Ionic Digital” or the “Successor,” refer to Ionic Digital Inc., the Company that acquired substantially all of the assets and assumed certain liabilities from Celsius Mining LLC (the “Predecessor” or “Celsius Mining”) following the Chapter 11 bankruptcy filing of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”). References to the “Company,” “we,” “us” and “our” refer to Ionic Digital for periods on or after January 31, 2024.

Overview

Ionic Digital is a digital infrastructure and crypto asset mining company. We began as a pure-play crypto asset mining company when we were formed in January 2024 to acquire all of the crypto mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of energy assets. We seek to achieve this objective through two principal focus areas:

●	leasing our infrastructure assets to hyperscalers for high-performance computing (“HPC”) and artificial intelligence (“AI”) cloud infrastructure providers; and

●	efficiently mining bitcoin.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale, a global hyperscaler engineered for sovereign-grade AI infrastructure (the “Cedarvale Lease”) at our Cedarvale facility in West Texas. Our Cedarvale facility has a current energy capacity of 234 megawatts (“MW”) and the potential for expansion to 700 MW or more. The Cedarvale Lease commences in August 2026 and represents total contracted revenues of approximately $1.95 billion. We are seeking to expand the energy capacity at Cedarvale, which we believe would advance the monetization of our owned energy assets. We have granted Nscale a right of first refusal on additional capacity at Cedarvale, and we may also provide the expanded capacity to other AI or digital infrastructure companies, or our own crypto asset mining operations.

Entry into the Cedarvale Lease is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to monetize our Cedarvale site. We believe our agreement with Nscale represents a transformative transaction that significantly increases the value of our company by leveraging our existing bitcoin mining business to build a diversified digital infrastructure company that can develop practical and innovative approaches to energy monetization. Our strong balance sheet also gives us the ability to continue the expansion of our crypto asset mining operations at our facilities. The combination of an existing and expandable crypto asset mining business, together with the Cedarvale Lease, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

We operate a crypto asset mining operation utilizing specialized computers. The computers, also known as “miners,” use ASIC chips to solve complex cryptographic algorithms to support the bitcoin blockchain in a process known as “solving a block.” In exchange for solving the cryptographic problem required to create a new block on the bitcoin blockchain we receive block rewards, or compensation paid in bitcoin that is programmed into the bitcoin software and awarded to a miner, or a group of miners. Block rewards are fixed and the Bitcoin network is designed to reduce them periodically, approximately every four years, through halving. Most recently, in April 2024, the block reward was reduced from 6.25 to 3.125 bitcoin. The next halving event, which will reduce the block reward to 1.5625 bitcoin, is estimated to occur in April 2028.

As of September 30, 2025, we had infrastructure for a total capacity of 381 MW, and we plan to increase our capacity by an additional 25 MW in the first quarter of 2026. As of September 30, 2025, we own approximately 141,900 miners with an aggregate hashrate capacity of approximately 14.2 EH/s. We acquired 14,900 refurbished miners during 2025. As of the date of this prospectus, none of our miners serve as collateral in any financing arrangement.

During the eleven months ended December 31, 2024, we mined 1,988.3 bitcoin, net of mining pool participation fees of 3.2 bitcoin and revenue share paid to our hosting partners of 87.2 bitcoin, an average of 6.0 bitcoin mined per day. During the same period, we sold 150.2 bitcoin at an average price of $67,340, generating aggregate gross proceeds of $10.1 million. As of September 30, 2025, we held a total of               bitcoin in treasury.

Bitcoin miners also collect transaction fees for certain transactions they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction fees, but transaction fees vary and it is difficult to predict what transaction fees will be in the future. Bitcoin miners also collect transaction fees for certain transactions they confirm.

We contribute our computing power, or hashrate, to a third-party mining pool in exchange for a proportionate share of the block rewards and transaction fees earned by the mining pool.

The fiscal 2024 financial performance for Ionic reflects a critical foundation-building phase that has set the groundwork for future growth, marked by execution of the Company’s strategic transition from hosted sites to a self-mining operation through investment in our operating sites in West Texas, including Cedarvale. We took on no debt to accomplish this strategic initiative.

As we worked to bring our miners online throughout the eleven months ended December 31, 2024, our mining operations earned 2,075.5 bitcoin, equating to $138.4 million in net mining revenue. Operating costs for fiscal 2024 were driven by front-loaded fixed-asset development and non-recurring post-bankruptcy related vendor and advisory costs.

We are also actively engaged in exploring alternative strategies to differentiate our revenues beyond bitcoin mining, to potentially include further expansion into hosting opportunities, alternative energy resources, or leasing of our facilities as data centers for the AI and HPC sectors. For example, we have entered into a long-term lease arrangement at our Cedarvale site, which is well situated for delivering the next generation of energy-efficient, cost-effective computing. See “Business—Properties—Cedarvale”. Our financial operating strategy includes mining and holding our bitcoin holdings on our balance sheet as a long-term investment, subject to opportunistically liquidating our bitcoin holdings to maintain prudent minimum cash to meet our cash flow requirements. The Company believes this bitcoin treasury strategy provides the greatest opportunity to maximize returns through appreciation in value and long-term growth prospects. We anticipate using the liquidity and appreciated value from our operating activities in excess of working capital requirements to explore future potential opportunities to invest in new mining or hosting facilities, acquire more efficient miners, expand operations to alternative energy substations, develop additional data center sites, and/or pursue other growth-oriented strategic opportunities.

Trends and Key Factors Affecting Performance

Bitcoin Market Price

Our business is heavily dependent on the price of bitcoin. The prices of crypto assets, including bitcoin, have historically experienced substantial volatility. Changes in the market price of bitcoin may have little or no correlation to identifiable market forces and may be subject to rapidly changing investor sentiment. Bitcoin may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand and media reporting.

Halving

Changes to the quantity of bitcoin rewarded per block could directly impact our operating results. The Bitcoin network is subject to periodic scheduled changes in the quantity of bitcoin rewarded per block, known as the halving (“Halving”). Most recently, on April 19, 2024, the block reward was reduced from 6.25 to 3.125 bitcoin. The next Halving event, which will reduce the block reward to 1.5625 bitcoin per block, is estimated to occur in April 2028. This Halving process will repeat until the total amount of bitcoin rewards issued reaches 21 million and the supply of new bitcoin is exhausted, which is presently expected to occur around 2140. Potential future Halving will decrease the amount of bitcoin rewards that we will receive for the block solved, and there is no guarantee the price of bitcoin will adjust accordingly.

Network Difficulty

Additional mining machines deployed onto the Bitcoin network by any participant increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the Bitcoin network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which requires approximately 2^32 hashes. Changes in network difficulty can adversely affect our revenue and margins going forward if the amount of hash time to mine a new block is increased.

Ability to Source Additional Miners

Our mining business will be directly impacted by our ability to increase our hashrate and our resulting share of network rewards. Our ability to increase our hashrate depends on purchasing or renting additional miners which are competitive, at cost-effective prices and lead times.

Ability to Access Power Capacity

Increases in Bitcoin network hashrate drive greater demand for additional miners. Additional miners require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to bitcoin mining. We aim to continue to leverage our existing relationships and develop new relationships within the energy industry to secure low-cost power capacity.

Ability to Access Capital Markets

Bitcoin mining is highly capital intensive. Our ability to scale infrastructure and expand our fleet of miners may depend on our ability to access the capital markets.

Energy Costs

Energy costs are the most significant driver of the profitability of our mining business and can be highly volatile. Network difficulty heavily impacts the amount of energy utilized to earn a bitcoin. We manage our cost of electricity through participation in various demand response programs, power purchase agreements, and curtailment of miners when electricity prices make it unprofitable to mine bitcoin. The Predecessor entered into energy derivatives contracts, which expired in May 2024, and we may do so in the future as well.

Electricity costs may be adversely affected by macroeconomic or geopolitical events. For example, Russia’s invasion of Ukraine in February 2022 exerted pressure on the global energy market, particularly Europe’s natural gas supply. Higher liquid natural gas import needs in Europe previously resulted in increased volatility and worldwide supply tensions. The conflict added further pressure to supply chain disruptions and likely supported rising inflation through higher commodity prices. The U.S. experienced elevated electricity pricing possibly due to this conflict, although we have no, and do not intend to have any, direct operations in Russia or Ukraine.

Our energy costs at our self-mining sites totaled $29.1 million for the eleven months ended December 31, 2024 (Successor), and totaled $2.5 million and $16.8 million for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. The increase in energy costs was due to an increase in the number of miners deployed at self-mining sites. Of the miners acquired from the Predecessor on January 31, 2024, approximately 27,000 miners were deployed and actively hashing at our self-mining sites at that time, which had a capacity of approximately 87 MW. As of December 31, 2024, we had approximately 81,700 miners actively hashing at our self-mining sites, which had a capacity of approximately 321 MW. During all periods, we also utilized hosting service providers, for which energy costs are included within the total hosting fees. Both energy costs and hosting fees are reported as Costs of revenues, exclusive of depreciation in the Consolidated Statement of Operations.

Cost to Earn One Bitcoin

Our profitability in bitcoin mining was, and will continue to be, heavily dependent upon our cost to earn one bitcoin, which we calculate as Cost of revenues, exclusive of depreciation as reported in the Consolidated Statement of Operations, divided by the number of bitcoin earned in the period. Management believes that the cost to earn a bitcoin is a key indicator of gross profitability.

The following table provides details regarding the productivity and related costs at our self-mining facilities during the periods presented:

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands, other than Cost per KwH)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Metrics: Self-Mining Sites
Active miners at self-mining facilities(1)	81,700	27,000	27,100
Total KwHs utilized	801,330,632	54,753,694	420,937,002

Total bitcoin mined at self-mining facilities(2)	977.4	148.2	1,484.6
Bitcoin mining revenue earned at self-mining facilities	$65,187	$6,370	$44,480
Total energy expense	$29,103	$2,517	$16,772
Other direct costs of mining	$10,225	$460	$5,099

Cost per KwH	$0.036	$0.046	$0.040
Energy expense as percentage of bitcoin mining revenue, net	44.6%	39.5%	37.7%

(1)	“Active miners” represents the approximate total number of miners hashing at our self-mining facilities during the final month of the periods presented. Data for the Predecessor is approximated based on available records and performance data, which may originate from sources different than those currently employed by Ionic Digital.
(2)	Total bitcoin mined is net of mining pool participation fees paid in bitcoin.

Energy costs are the most significant component of our cost to earn one bitcoin at self-mining sites and are primarily driven by the number of miners deployed, miner uptime, and the underlying price of electricity. Energy costs incurred at our self-mining sites represented 44.6% of bitcoin mining revenue during the eleven months ended December 31, 2024 (Successor), and 39.5% and 37.7% during the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. The average energy cost across our self-mining locations was $0.036 per kilowatt-hour (“KwH”) during the eleven months ended December 31, 2024 (Successor), compared with $0.046 per KwH and $0.040 per KwH during the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively.

The Company and its Predecessor also had bitcoin mining operations at three hosted facilities throughout most of the periods presented. The Successor terminated the hosting agreement with USMIO Alpha LLC, a wholly-owned subsidiary of Hut 8, in November 2024, and terminated its hosting agreement with EZ Blockchain in May 2025. As of September 30, 2025, the Company’s only remaining hosted bitcoin operations are with Global X Digital in Oklahoma. The table below summarizes operating statistics for our hosted bitcoin mining sites during the periods presented.

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands, other than Cost per KwH)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Metrics: Hosted Mining Sites
Active miners at hosted facilities(1)	25,000	38,800	38,200
Total KwHs utilized	805,413,331	80,855,175	657,744,388

Total bitcoin mined at hosted facilities(2)	1,098.1	209.7	2,368.5
Bitcoin mining revenue earned at hosted facilities	$73,241	$9,011	$70,964
Total hosting and revenue share expense	$51,157	$6,691	$52,474

Hosting fees per KwH	$0.064	$0.083	$0.080
Hosting and revenue share expense as percentage of bitcoin mining revenue, net	69.8%	74.3%	73.9%

(1)	“Active miners” represents the total number of miners hashing at our self-mining facilities during the final month of the periods presented. Data for the Predecessor is approximated based on available records and performance data, which may originate from different sources than those currently employed by Ionic Digital.
(2)	Total bitcoin mined is net of mining pool participation fees paid in bitcoin.

For our hosted locations, the largest component of direct costs of mining is the operating fees we pay to the hosting facility. As with our self-mining sites, energy costs are the largest component of the hosting fees. We also pay to each hosting partner a revenue share amount, whether in bitcoin or in U.S. dollars, which fluctuates based on our production of bitcoin at each respective facility. Hosting fees and revenue share expense were a combined 69.8% of bitcoin mining revenues during the eleven months ended December 31, 2024 (Successor), and amounted to 74.3% and 73.9% of bitcoin mining revenue for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively.

The table below describes the average cost to earn one bitcoin for the eleven months ended December 31, 2024 (Successor), the one month ended January 31, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) and the total energy usage and cost per each KwH utilized within both our self-mining and hosted facilities.

	Successor	Predecessor (Debtor-in-Possession)
($ in whole numbers, unless otherwise indicated)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Mining revenues, net ($ in thousands)	$138,428	$15,381	$115,445
Total bitcoin earned, net of pool participation fees	2,075.5	357.9	3,853.1

Cost of revenue per one bitcoin earned at self-mining sites:
Cost of energy per one bitcoin earned	$29,777	$16,982	$11,298
Other direct costs of mining - non energy utilities per bitcoin earned	10,462	3,104	3,435
Cost to mine one bitcoin at self-mining sites	$40,239	$20,086	$14,733

Cost of revenue per bitcoin earned at hosted sites:
Hosting and revenue share expense per one bitcoin	$46,587	$31,913	$22,155

Total cost to earn a bitcoin
Average mining revenue per bitcoin earned (1)	$66,697	$42,979	$29,961
Average cost to earn one bitcoin (2)	$43,597	$27,015	$19,295
Cost to earn one bitcoin as % of mining revenue per bitcoin earned	65.4%	62.9%	64.4%

(1)	Average revenue of each bitcoin mined is calculated as total bitcoin mining revenue, inclusive of self-mining and hosted facilities, divided by the total number of bitcoin earned during the respective periods. We use Coinbase Global, Inc. as the principal market for valuing bitcoin transactions, and measure our revenue earned based on the quoted spot price of bitcoin at 00:00:00 UTC on the date the bitcoin reward is earned.

(2)	Average cost to earn one bitcoin is calculated as the Cost of revenues, exclusive of depreciation, multiplied by the total number of bitcoin mined during the respective period.

The average cost to earn one bitcoin excludes depreciation expense, a non-cash expense that we do not consider in determining the economical feasibility of operating our mining equipment. Depreciation expense reflects historical expenditures in mining assets rather than providing a current or future indicator of cash flows. As a result, we exclude depreciation of past capital investments in our historical or forecasted breakeven analysis.

If depreciation costs of our mining equipment were considered, the average cost to earn one bitcoin would increase to $59,021 for the eleven months ended December 31, 2024. If depreciation costs of the Predecessor’s mining equipment were considered for the one month ended January 31, 2024 and the year ended December 31, 2023, the average cost to earn one bitcoin would increase to $42,831 and $34,989, respectively.

Key Operating and Financial Indicators

In addition to our US GAAP financial results, we use Adjusted EBITDA and the following key operating indicators to evaluate the business, identify trends and make strategic decisions.

The following table presents the Company’s key operating indicators for the eleven months ended December 31, 2024 (Successor), and the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor). While Net income (loss) is the primary financial measure that management uses to assess the Company’s performance, we assess performance using Adjusted EBITDA, a non-GAAP measure. For the definition of Adjusted EBITDA and a reconciliation to the Company’s most directly comparable financial measure calculated and presented in accordance with GAAP, see “—Adjusted EBITDA” below.

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year ended December 31, 2023
Quantity of bitcoin earned	2,075.5	357.9	3,853.1
Net income (loss)	$40,145	$(10,388)	$(141,503)
Adjusted EBITDA	$84,960	$1,425	$27,052

We also consider the following non-financial metrics in assessing the productivity and efficiency of our bitcoin mining operations:

	Successor	Predecessor (Debtor-in-Possession)(6)
	As of December 31, 2024	As of January 31, 2024	As of December 31, 2023
Total miners owned(1)	126,500	126,400	127,800
Total hashrate (Eh/s)(2)	12.7	12.7	12.7

Active miners(3)	106,700	65,800	65,300
Hashrate contributed (Eh/s)(4)	9.3	6.0	5.7
Network hashrate (Eh/s)(5)	778.5	521.3	507.3

(1)	“Total miners owned” represents an approximation of the entirety of our fleet of miners, including both miners deployed and miners in storage.

(2)	“Total hashrate” is the combined hashrate of all miners we owned during the period, based on manufacturers’ specifications.

(3)	“Active Miners” represents the approximate total number of miners hashing at our self-mining and hosted facilities during the final month of the periods presented.

(4)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less than manufacturers’ specifications due to curtailment or maintenance downtime.

(5)	“Network hashrate” is the total computational power of miners used globally in the Bitcoin network for the last month in the period shown. Data sourced from CoinMetrics.io.

(6)	Data for the Predecessor is approximated based on available records and performance data, which may originate from different sources than those currently employed by Ionic Digital.

Hashrate

We operate mining hardware, or “miners,” which produce “hash” computations to attempt to solve a new block in the bitcoin blockchain. Hash computations are measured in “hashrate” or “hashes per second.”

“Total hashrate” is the combined hashrate of all miners we owned during the period based on miners’ specifications, including both miners deployed and miners in storage. “Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during the final month of the periods presented. Actual hashrate generated will often be less due to curtailment or maintenance downtime. Throughout the eleven months ended December 31, 2024, we significantly increased our number of active miners with the energization of a new self-mining facility, thus increasing our overall hashrate contribution by 55%.

“Network hashrate” is the total hashrate or computing power contributed to the Bitcoin network. Mining pools combine the hashrate for numerous miners across the industry to increase the chances of solving a block on the bitcoin blockchain. The greater the share of a mining pool’s hashrate compared to the rest of the network, the greater the probability of success that the mining pool solves a new block and earns the bitcoin reward. We currently utilize a mining pool that pays us bitcoin rewards utilizing a Full-Pay-Per-Share payout model, where miners receive a fixed payout of block rewards and transaction fees based on the hashrate they contribute to the mining pool, regardless of whether the pool successfully mines a block. While the Network hashrate does not directly influence the success of our mining efforts (see “Business—Overview of Bitcoin and the Bitcoin Mining Industry—Hashrate and Difficulty”) management considers it, relative to our Total hashrate, a very strong indicator of the expected results of our mining efforts.

Bitcoin earned

Our management views total bitcoin earned as a key metric for our business. Trends in total bitcoin earned were previously, and will continue to be, impacted by our ability to deploy additional miners, and by our ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. Across all of our self-mining and hosted sites, we earned 2,075.5 bitcoin during the eleven months ended December 31, 2024. These values represent the total bitcoin earned before hosting fees. Bitcoin earned each quarter is summarized in the table below.

	Successor	Predecessor (Debtor-in-Possession)
Quarter	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year ended December 31, 2023
First quarter	640.4	357.9	753.8
Second quarter	609.8	–	1,010.5
Third quarter	374.2	–	1,000.8
Fourth quarter	451.1	–	1,088.0
Total	2,075.5	357.9	3,853.1

Net income (Successor)

Net income was $40.1 million for the eleven months ended December 31, 2024 (Successor), which was primarily driven by bitcoin earned through mining offset by fees paid to hosting service providers, project management fees pursuant to the Mining MSA, and energy costs and labor expenses at self-mining facilities. Additionally, the significant increase in the fair value of bitcoin resulted in a $71.7 million unrealized gain on crypto assets we held, and we earned additional interest income from our investments in available-for-sale debt securities during the period. See “—Results of Operations” below for a discussion of the underlying drivers of net income for the eleven months ended December 31, 2024.

Net income (loss) (Predecessor)

For the one month ended January 31, 2024, the Predecessor recognized a net loss of $10.4 million, which consisted of $15.4 million of bitcoin earned through mining, offset by $9.7 million costs of revenue, such as energy costs and hosting fees. The net loss for the period was primarily driven by $5.4 million in Reorganization costs allocated from the former affiliate companies, as well as a $6.2 million depreciation expense and a $1.8 million loss on the write-off of miners lost in transit between facilities. See “—Results of Operations” below for a full discussion of the underlying drivers of net loss for the one month ended January 31, 2024.

For the year ended December 31, 2023, the Predecessor recognized a net loss of $141.5 million, which consisted of $115.4 million of bitcoin earned through mining, offset by $74.3 million costs of revenue, such as energy costs, hosting fees, and revenue share paid to hosting partners in bitcoin. The net loss for the period was primarily driven by $86.0 million of reorganization costs related to the Celsius bankruptcy proceedings, an impairment of long-lived assets of $17.7 million, as well as $66.2 million in depreciation expense. In addition, the Predecessor had not yet adopted ASU 2023-08, in accordance with which it would record its crypto assets held at December 31, 2023 at fair value. Instead, in accordance with GAAP applicable during the period, the Predecessor recorded a $6.0 million impairment charge on the cost basis of its bitcoin held in treasury during the year ended December 31, 2023.

See “—Results of Operations” below for a discussion of the underlying drivers of net loss for the one month ended January 31, 2024 and the year ended December 31, 2023.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by certain non-recurring costs and income, including the unrealized gain or loss on energy derivatives and other investments, the one-time gain on litigation settlement, stock-based compensation for non-employees, impairment on intangible and long-lived assets, and other non-recurring costs incurred, as detailed in the table below. We rely on Adjusted EBITDA to evaluate our business, measure our performance, and make strategic decisions. Our management team uses Adjusted EBITDA to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP.

We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing the Company’s historical financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. We may also incur unusual or non-recurring items in the future that may affect Adjusted EBITDA, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our predecessor’s historical results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA:

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Net income (loss)	$40,145	$(10,388)	$(141,503)
Interest (income) expense	(1,885)	-	-
Provision for income taxes	12,305	22	290
Depreciation	42,360	6,216	66,211
Amortization	15	-	-
Unrealized (gain) loss on energy derivatives	-	159	(1,699)
Reorganization items, net(1)	-	5,416	86,040
Realized (gain) on investments(2)	(2,422)	-	-
Gain on litigation settlement(3)	(6,817)	-	-
Stock-based compensation expense(4)	1,107	-	-
Other one-time liability(5)	152	-	-
Impairment of long-lived assets(6)	-	-	17,713
Adjusted EBITDA	$84,960	$1,425	$27,052

(1)	Reorganization costs represent primarily professional service fees allocated from Celsius Network of approximately $86.0 million for the year ended December 31, 2023. Additionally, reorganization costs are netted against other bankruptcy related items including interest income earned from having excess cash over normal invested capital due to the bankruptcy and a realized gain on the settlement of legal claims. These items have occurred since the Petition Date associated with the Chapter 11 Bankruptcy.

(2)	Gain recognized on treasury securities held to maturity. Management does not expect to have future investment holdings other than bitcoin; thus, this is removed as a one-time gain.

(3)	Gain on litigation settlement regarding an agreement Ionic Digital assumed from its Predecessor in the asset acquisition on January 31, 2024. See further details in Note 16 to the consolidated financial statements included elsewhere in this prospectus.

(4)	Stock-based compensation to Hut 8 representing the discount the service provider received on its purchase of Class A common stock on January 31, 2024. See further details in Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(5)	This one-time liability represents an additional liability assumed by Ionic from its Predecessor arising from an ongoing contract dispute with Mawson Infrastructure Group, which is currently in arbitration. See further details in Note 15 to the consolidated financial statements included elsewhere in this prospectus.

(6)	During the year ended December 31, 2023, due to the change in intended use and lack of recoverability of a capital project, an impairment expense of approximately $17.7 million was recognized, decreasing the net book value of such assets.

Results of Operations

The results of operations in this section describe the results of the Company and its Predecessor, for the periods indicated herein. At the close of business on January 31, 2024, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining. The Company accounted for the Business Combination in accordance with FASB ASC Topic 805, Business Combinations. Ionic Digital was determined to be the legal and accounting acquirer and Celsius Mining was deemed to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting and the Successor’s financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. As a result, the Company’s financial information are separated into two distinct periods to indicate the different ownership and accounting bases between the periods presented: the prior year ended December 31, 2023; the current year period prior to consummation of the Business Combination, which includes the period from January 1, 2024 through January 31, 2024 (the “one month ended January 31, 2024”); and the current year period after consummation of the Business Combination, which includes the period from February 1, 2024 through December 31, 2024 (the “eleven months ended December 31, 2024”).

Comparison of the eleven months ended December 31, 2024, the one month ended January 31, 2024, and the year ended December 31, 2023

The following tables summarize the Successor’s results of operations and Adjusted EBITDA for the eleven months ended December 31, 2024, and the Predecessor’s results of operations and Adjusted EBITDA for the one month ended January 31, 2024, and the year ended December 31, 2023:

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Revenue:
Mining revenues	$138,428	$15,381	$115,445
Costs and operating expenses:
Cost of revenues (exclusive of depreciation)	90,486	9,668	74,345
Depreciation	42,360	6,216	66,211
General and administrative expenses	40,600	2,633	15,901
(Gain) loss on fair value of bitcoin	(71,744)	150	-
Realized (gain) on sale of crypto assets	(5,532)	(485)	(9,585)
(Gain) loss on disposal of property and equipment	(325)	1,793	(2,058)
Impairment of crypto assets	-	-	5,979
Impairment of long-lived assets	-	-	17,713
Other operating expenses	1,105	197	3,811
Total operating expenses	96,950	20,172	172,317
Operating income (loss)	41,478	(4,791)	(56,872)
Other income (expense):
Interest income	1,885	-	-
Realized gain on investments	2,422	-	-
Unrealized gain (loss) on energy derivatives	-	(159)	1,699
Gain on litigation settlement	6,817	-	-
Other (expense)	(152)	-	-
Reorganization items, net	-	(5,416)	(86,040)
Other income (expense), net	10,972	(5,575)	(84,341)
Income (loss) before provision for income taxes	52,450	(10,366)	(141,213)
Provision for income taxes	12,305	22	290
Net income (loss)	$40,145	$(10,388)	$(141,503)

Revenue

Mining revenues

We generate revenue by mining bitcoin. Specifically, we participate in a third-party operated mining pool to which we provide the service of performing hash calculations, an output of our ordinary activities, in exchange for bitcoin. Our revenue is determined by the price of bitcoin, the hashrate generated by our miners, the block reward and transaction fee reward established by the Bitcoin network, and the network difficulty.

Total revenue for the eleven months ended December 31, 2024, was $138.4 million compared to $15.4 million for the one-month ended January 31, 2024 and $115.4 million for the year ended December 31, 2023. The $23.0 million, or 20%, increase in revenue recognized for the eleven months ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily attributable to an increase in the average daily open price of bitcoin during the period of over 130% and a 56% increase in our average hashrate generated during the period. These increases were offset by a 46% reduction in the number of bitcoin mined during the eleven months ended December 31, 2024 compared to the year ended December 31, 2023. Total bitcoin mined during these periods was 2,075.5 and 3,853.1, respectively, which was the result of the Halving event in April 2024, which cut the bitcoin block reward in half to 3.125 per block solved. Our bitcoin production was also negatively impacted by the 49% increase in average network difficulty from December 31, 2023 to December 31, 2024. The increase in revenue of $123.0 million for the eleven months ended December 31, 2024 compared to the one-month ended January 31, 2024 is primarily due to only one month of revenue represented in the one-month ended January 31, 2024. The Predecessor mined 357.9 bitcoin during the one month ended January 31, 2024.

The following table provides the key network and mining metrics impacting Mining revenues, net during the periods presented:

	Successor	Predecessor (Debtor-in-Possession)
	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Key Network & Mining Metrics
Company:
Mining revenues, net ($ in thousands)	$138,428	$15,381	$115,445
Average hashrate contributed (EH/s)(1)	6.5	6.0	4.1
Bitcoin mined, net of pool participation fees	2,075.5	357.9	3,853.1
Average market price of bitcoin(2)	$67,928	$42,911	$28,788

Network(3)
Average network difficulty (in trillions)	88.69	71.96	51.94
Weighted average reward per block	3.87	6.25	6.25

(1)	“Average hashrate contributed” is calculated as the average daily hashrate our actively hashing miners in self-mining and hosted facilities contributed to our mining pool during the periods presented.
(2)	“Average market price of bitcoin” is calculated as the average daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase for the periods presented.
(3)	Network data is sourced from CoinMetrics.io.

Costs and operating expenses

Cost of revenues, exclusive of depreciation

Cost of revenues, exclusive of depreciation, consists primarily of energy and labor costs to operate our self-mining facilities and hosting fees to operate our hosted facilities. The following table details the components of Cost of revenue, exclusive of depreciation during the periods presented:

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Cost of revenue, exclusive of depreciation at self-mining sites:
Energy costs	$29,103	$2,517	$16,772
Other direct costs of mining, non energy utilities	10,226	460	5,099
Cost of revenue at self-mining sites	$39,329	$2,977	$21,871

Cost of revenue, exclusive of depreciation at hosted sites:
Hosting and revenue share expense	$51,157	$6,691	$52,474

Total cost of revenue, exclusive of depreciation	$90,486	$9,668	$74,345

For the eleven months ended December 31, 2024, Costs of revenues, exclusive of depreciation totaled $90.5 million compared with $9.7 million and $74.3 million for the one month ended January 31, 2024 and the year ended December 31, 2023, respectively. The increase in cost of revenues, exclusive of depreciation for the eleven months ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily driven by the expansion of our self-mining sites, which resulted in a 203% increase in the number of active miners deployed at self-mining sites when compared with the Predecessor’s mining operations. This increase in costs at self-mining sites was offset slightly by a reduction in hosting fees for the eleven months ended December 31, 2024 as compared to the year ended December 31, 2023, which resulted from our termination of the hosting agreement with USMIO Alpha LLC, a wholly-owned subsidiary of Hut 8, in November 2024. The increase in cost of revenues, exclusive of depreciation of $80.8 million for the eleven months ended December 31, 2024 compared to the one month ended January 31, 2024 is primarily due to only one month of cost represented in the one-month ended January 31, 2024.

Electricity costs, which are a component of both self-mining and hosting costs of revenues, were and remain the most significant direct bitcoin mining expenditure. The price of electricity has historically been and may continue to be volatile.

Depreciation

Depreciation expense for the eleven months ended December 31, 2024 was $42.4 million, compared with $6.2 million and $66.2 million for the one month ended January 31, 2024 and the year ended December 31, 2023, respectively. The decrease in depreciation expense of approximately 36% between the eleven months ended December 31, 2024 and the year ended December 31, 2023 was primarily due to the revaluation of mining equipment to fair value on January 31, 2024, the date of acquisition from the Predecessor, which resulted in $12.2 million decrease in the carrying value of the acquired mining equipment to $116.1 million. This reduction in the cost basis of the mining equipment resulted in lower depreciation expense recognized during the eleven months ended December 31, 2024. The increase in depreciation for the eleven months ended December 31, 2024 compared to the one month ended January 31, 2024 is primarily due to only one month of cost represented in the one month ended January 31, 2024.

General and administrative (“G&A”) expenses

G&A expenses consist of service fees, professional fees, insurance, payroll, storage expenses, and sales taxes. The following table details the components of General and administrative expenses during the periods presented:

	Successor	Predecessor (Debtor-in-Possession)
($ in whole numbers, unless otherwise indicated)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
General and administrative expenses
Mining MSA fees and other service compensation	$10,875	$-	$-
Professional fees	16,375	62	1,279
Insurance expense	3,912	282	3,417
Payroll, director compensation, and related expenses	4,567	148	1,245
Sales tax expense	30	287	4,217
Service fees from parent company	-	1,791	5,282
Other G&A expense(1)	4,841	63	461
Total general and administrative expenses	$40,600	$2,633	$15,901

(1)	The $4.8 million in Other G&A expense for the eleven months ended December 31, 2024 consisted of $1.1 million in security expense, $2.4 million of allowances for credit losses, and $1.3 million in other miscellaneous expenses.

G&A expenses were $40.6 million for the eleven months ended December 31, 2024 (Successor), compared to $2.6 million and $15.9 million for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. The significant increase in G&A expenses is primarily driven by increases in Mining MSA fees and other service compensation, as well as legal, accounting, and consulting fees that were previously charged to the Predecessor company from its affiliate companies and were generally classified as Reorganization items, net, in accordance with ASC 852, Reorganizations.

During the eleven months ended December 31, 2024, we outsourced certain of our day-to-day self-mining operations to Hut 8 pursuant to the Mining MSA, which increased operating costs as compared to historical operations. We recognized $9.8 million of G&A expenses related to the management fees due in accordance with the Mining MSA. In addition, we recognized $1.1 million compensation expense as a result of the discount on shares purchased by Hut 8 in accordance with the Contribution Agreement entered into on January 31, 2024. The Mining MSA and the Contribution Agreement were terminated in December 2024, and we have contracted with third parties to obtain the services we previously received from Hut 8 at lower costs than those incurred under the Mining MSA.

(Gain) loss on fair value of bitcoin

(Gain) loss on fair value of bitcoin for the eleven months ended December 31, 2024 (Successor) totaled a gain of $71.7 million. The gain reflects the change in fair value of bitcoin held by us between the time the bitcoin was mined and the fair value of bitcoin as of December 31, 2024, and reflects the increase in the price of a bitcoin from $42,288 as of January 31, 2024 to $92,620 as of December 31, 2024.

Prior to its adoption of ASU 2023-08 on January 1, 2024, the Predecessor accounted for its crypto assets held as intangible assets with an indefinite useful life and, in accordance with ASC 350, Intangibles – Goodwill and Other, assessed crypto assets for impairment. During the year ended December 31, 2023, the Predecessor recognized an impairment of its crypto assets totaling $6.0 million which is recorded in impairment of crypto assets on the consolidated statements of operations. As a result of the adoption of ASU 2023-08, the Predecessor recorded a cumulative effect adjustment of approximately $0.7 million to its opening retained earnings balance as of January 1, 2024 to recognize its bitcoin held on that date at fair value.

Realized gain on sale of crypto assets

The realized gain on sales of crypto assets for the eleven months ended December 31, 2024 (Successor), was $5.5 million, compared with $0.5 million and $9.6 million for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor). The decrease during the eleven months ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to less frequent bitcoin dispositions, as during the eleven months ended we prioritized the accumulation of bitcoin over other liquid assets and primarily funded our operations from cash on hand.

(Gain) loss on disposal of property and equipment

The realized gain on disposal of property and equipment for the eleven months ended December 31, 2024 (Successor) was $0.3 million compared with a loss of $1.8 million in the one month ended January 31, 2024 (Predecessor) which resulted from a write-off of miners lost or stolen in-transit. The realized gain on the disposal of property and equipment in the year ended December 31, 2023 (Predecessor), which totaled $2.1 million, is attributable to the sale of Bitmain coupons for $4.5 million, partially offset by a $2.4 million loss on the sale of mining equipment.

Impairment of long-lived assets

As discussed in Note 2, Basis of Presentation, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this prospectus, the Company estimates the fair value of long-lived assets on a non-recurring basis using unobservable inputs for the assets (Level 3) in accordance with the provisions of ASC 820, Fair Value Measurement.

For the eleven months ended December 31, 2024 the Company determined that no long-lived assets were impaired. Likewise, the Predecessor determined that no long-lived assets were impaired during the one month ended January 31, 2024. However, during the year ended December 31, 2023, the Predecessor evaluated the impairment indicators discussed in Note 2, Basis of Presentation, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this prospectus and determined an impairment analysis was triggered. During the year ended December 31, 2023, the Predecessor concluded that costs incurred related to a capital project that had been terminated were no longer recoverable as a result of a change in the intended use. Therefore, the Predecessor recorded a total impairment cost of $17.7 million during the year ended December 31, 2023.

Interest income

Interest income for the eleven months ended December 31, 2024 (Successor), was $1.9 million, compared to $0 for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor). The income in the current year was derived from the yield on the Company’s cash and cash-equivalent balances during the eleven months ended December 31, 2024.

Unrealized gain (loss) on energy derivatives

The Company recognized no unrealized gain or loss on energy derivatives for the eleven months ended December 31, 2024 as the derivative contract expired in May 2024. For the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Successor), the unrealized gain on energy derivatives totaled $0.2 million and $1.7 million, respectively.

Realized gain on investments

Realized gain on investments for the eleven months ended December 31, 2024 was $2.4 million, compared to $0 for the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor). The gain on investments was derived from the yield on the Company’s investments, consisting of U.S. government securities, during the eleven months ended December 31, 2024.

Gain on litigation settlement

In connection with the Business Combination, the Company assumed a discontinued agreement between the Predecessor and a third party that required the third party to construct a virtual currency mining facility for the Predecessor. On December 1, 2024, the Company and the Predecessor entered into a settlement agreement to resolve the outstanding litigation claims, resulting in a cash payment of $6.8 million to the Company. For the eleven months ended December 31, 2024, the settlement is recognized as Gain on litigation settlement within Other income (expenses) on the Consolidated Statement of Operations. There are no remaining contingencies or conditions related to this gain.

Reorganization items, net

There were no reorganization costs for the eleven months ended December 31, 2024 for the Successor as all bankruptcy reorganization costs were incurred by the Predecessor entity.

The Predecessor recorded certain expenses, gains, and losses that were realized or incurred related to its bankruptcy proceedings in Reorganization items, net on the Consolidated Statements of Operations. Reorganization items, net for the year ended December 31, 2023 (Predecessor) totaled $86.0 million. See “Basis of Presentation” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

Provision for income taxes

For the eleven months ended December 31, 2024 (Successor) we recorded a provision for income taxes of $12.3 million, compared to $22 thousand for the one month ended January 31, 2024 (Predecessor), and $0.3 million for the year ended December 31, 2023 (Predecessor). Of the total provision for the eleven months ended December 31, 2024 (Successor), $0.3 million represents current state income taxes, and $12.0 million represents deferred income tax expense. The increase in tax expense in the Successor period primarily reflects the Company’s recognition of deferred tax liabilities arising from unrealized gains and other temporary differences following the Business Combination completed on January 31, 2024.

The effective income tax rate for the eleven months ended December 31, 2024 (Successor) was approximately 23% compared to an effective tax rate of (0.2)% for the year ended December 31, 2023. The eleven months ended December 31, 2024 effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to state income taxes, stock issuance costs, and uncertain tax positions recognized during the period. In contrast, the negative effective tax rates for the year ended December 31, 2023 primarily resulted from the Predecessor’s full valuation allowances against deferred tax assets during those periods. See Note 14, “Income Taxes” to our consolidated financial statements included elsewhere in this prospectus for further information.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to meet cash requirements, primarily for working capital needs, capital expenditures and general corporate purposes. On January 31, 2024, Ionic Digital acquired from Celsius Mining substantially all of its assets, including (a) the bitcoin mining assets; (b) approximately $29 million in prepaid capital investments related to Cedarvale; (c) $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (d) approximately 540 bitcoin (valued on the Plan Effective Date at $23 million), as well as approximately $195 million in cash contributed by Celsius Network LLC (collectively, the “Acquired Assets”). No cash consideration was paid from Ionic Digital to Celsius Mining for the Acquired Assets. However, Ionic Digital issued 37 million shares of Class A common stock to the former approved creditors of Celsius Network LLC and certain of its subsidiaries and affiliates, including the Predecessor (the “Debtors”).

As of December 31, 2024, Ionic Digital had on hand $48.4 million in cash and cash equivalents, and 2,393 bitcoin valued at $223.4 million at that date. Our current obligations as of December 31, 2024 totaled $12.6 million and consisted primarily of trade payables, costs incurred but unpaid related to the Cedarvale construction, and sales and property taxes. The Company had no debt as of December 31, 2024, and our $17.7 million of non-current liabilities, primarily deferred income taxes, that are expected to be deferred indefinitely. We anticipate having sufficient liquidity on hand for the next twelve months from revenue generated and the sale of accumulated bitcoin to fund operations, as well as to invest in new mining facilities, to acquire more efficient and productive miners, or to pursue other strategic opportunities. Our ability to liquidate bitcoin earned at future values will be regularly evaluated to generate cash for operations.

Ionic Digital expects, from time to time, to sell a portion of the bitcoin we produce through our custodians’ over-the-counter desks to fund operating expenses and capital expenditures. The timing and amount of such sales are determined by management in consultation with our Board of Directors, considering our cash position, anticipated liquidity requirements, market conditions, and the then-prevailing price of bitcoin. While we may sell bitcoin from time to time in the ordinary course of business, we continue to view bitcoin as a core strategic asset on our balance sheet. At this time, we do not expect to convert bitcoin to any other crypto asset. In addition, our Board of Directors has approved hedging strategies, within defined limits, that we may deploy periodically to manage the value risk of bitcoin held, considering market liquidity and our treasury objectives.

The risks to our liquidity outlook include events that materially diminish the Company’s access to capital markets and/or the value of our bitcoin holdings and production capabilities, including:

●	Challenges in the bitcoin mining space and/or additional contagion events (such as the FTX collapse and subsequent bankruptcies of bitcoin mining companies in 2022 and 2023), which could damage the credibility of, and therefore investor confidence in, companies engaged in the crypto assets space (see “Risk Factors—Risks Related to Our Industry—The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.”).

●	Declines in bitcoin prices and/or production, which would impact both the value of our bitcoin holdings and the ongoing profitability of our bitcoin mining operations;

●	Significant increases in transaction fees for bitcoin liquidation at crypto asset exchanges;

●	Significant increases in electricity costs if these cost increases are not accompanied by increases in the price of bitcoin, as this trend would also reduce the profitability of our bitcoin mining operations.

The Company did not incur any debt during the eleven months ended December 31, 2024 (Successor), and we do not anticipate utilizing external sources of liquidity during the next twelve months.

The Predecessor did not borrow any additional funds after filing its bankruptcy petition on July 13, 2022 (the “Petition Date”). However, during 2023, the Predecessor’s cash flows provided by operating activities declined significantly due to the substantial decline in the market prices of bitcoin, the increased difficulty of bitcoin mining, changes in the regulatory environment, and adverse changes in other inherent risks that negatively impacted the Predecessor’s operations. For the year ended December 31, 2023, the Predecessor generated a net loss of $141.5 million. The Predecessor had cash and cash equivalents of $33.7 million and an accumulated deficit of $521.0 million as of December 31, 2023.

Historically, the Predecessor’s principal sources of liquidity included loans provided by its affiliate, Celsius UK; cash flows from its operations; and sales of its crypto assets. The Predecessor had access to loans under three separate revolving credit agreements with Celsius UK, an affiliate entity. As of the Petition Date, the Predecessor ceased accruing interest expense on its debt from affiliate entities, and no further cash payments were made. As of December 31, 2023, the Predecessor’s loans payable to related parties totaled $644.0 million. All of the Predecessor’s obligations under the loans from affiliates were relieved in full as per the terms of the Plan. See Note 11, Related Party Transactions to the consolidated financial statements included elsewhere in this prospectus and “—Predecessor Bankruptcy Proceedings” below for further information related to such loans.

Predecessor Bankruptcy Proceedings

On the Petition Date, Celsius Network LLC and some of its affiliates, including Celsius Mining, each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases were jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining was included in the Chapter 11 proceedings and continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court through the closing of the transaction with Ionic Digital. As debtors-in-possession, certain Celsius debtors’ activities were subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business.

The Predecessor audited consolidated financial statements included herein also reflect the application of ASC 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains, and losses that are realized or incurred in the bankruptcy proceedings are recorded in Reorganization items, net on the Consolidated Statements of Operations. In addition, pre-petition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as Liabilities subject to compromise on the Consolidated Balance Sheet as of December 31, 2023.

Cash Flows

Comparison of the eleven months ended December 31, 2024, the one month ended January 31, 2024, and the year ended December 31, 2023

As of December 31, 2024 (Successor) and December 31, 2023 (Predecessor) we had balances of cash and cash equivalents of $48.4 million and $33.7 million, respectively. The following table summarizes our cash flow activity for the eleven months ended December 31, 2024 (Successor), as well as the one month ended January 31, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor):

	Successor	Predecessor (Debtor-in-Possession)
($ in thousands)	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	$(94,647)	$(21,244)	$(84,783)
Net cash provided by (used in) investing activities	$136,662	$(12,405)	$79,840
Net cash provided by financing activities	$6,378	$-	$-
Net increase (decrease) in cash and cash equivalents for the period	$48,393	$(33,649)	$(4,943)

Operating Activities

Net cash used in operating activities results from payments made to operate the mining business, particularly to hosting and energy providers, as well as tax payments, general and administrative expenses, and repairs and maintenance to mining equipment. These expenses are not offset by our revenues, as consideration from the mining pool operator is received in bitcoin rather than cash.

For the eleven months ended December 31, 2024 (Successor), the Company utilized the cash balance acquired in its January 31, 2024 transaction to help fund the building of our Cedarvale self-mining site and support its existing mining operations. The $94.6 million net cash used in operating activities during the eleven months ended December 31, 2024 (Successor) represents net income of $40.1 million adjusted for non-cash items, including $138.4 million in mining revenue received in bitcoin, a $71.7 million gain in the fair value of bitcoin held in treasury, $5.5 million for the realized gain on bitcoin sold during the period, $42.3 million for the depreciation of mining equipment and fixed assets placed in service at our self-mining sites, and $12 million in deferred tax provision. Other material changes to our use of cash include an $11.6 million reduction of prepaid expenses and other current assets, primarily hosting services as a result of our shift away from hosted sites during 2024, and a $12.6 million increase in accounts payable and other accrued liabilities primarily related to construction in progress as of December 31, 2024.

During the one month ended January 31, 2024, the Predecessor’s decrease in cash balance is primarily attributable to funding operations from its existing cash balance. The net cash used in operating activities of $21.2 million represents a net loss of $10.4 million, adjusted for non-cash items including $15.4 million mining revenue received in bitcoin, $6.2 million depreciation of mining equipment, and a $1.8 million loss on the disposal of mining equipment. During the one month ended January 31, 2024, the Predecessor funded operating activity primarily by increasing payables to related parties.

For the year ended December 31, 2023 (Predecessor), net cash used in operating activities of $84.8 million represents the net loss during the period of $141.5 million adjusted for non-cash items, including $113.4 million for mining revenue received in bitcoin, $17.7 million for the impairment of long-lived assets related to a capital project no longer recoverable as a result of a change of intended use, $9.6 million for the realized gain on the sale of bitcoin held, $66.2 million for the depreciation of mining equipment and fixed assets at our self-mining sites in Midland, Texas, $2.1 million for the realized gain on the sale of Bitmain coupons and mining equipment, and $11.1 million gain related to the settlement of legal claims against Core Scientific. Since filing its bankruptcy petition, the Predecessor has funded operating activity primarily by increasing payables to related parties, which increased $103.1 million in the year ended December 31, 2023.

Investing Activities

The Company’s most impactful investment has been its acquisition of the bitcoin mining business from Celsius Mining, including the land at its Cedarvale site, on January 31, 2024. Included with the assets acquired in the transaction was $195.7 million of cash. During the eleven months ended December 31, 2024, the Company invested its cash in U.S. Treasury securities, on which we earned a net of $2.4 million, and also sold bitcoin held for net proceeds of $10.1 million. These investing proceeds were partially offset by cash payments of $71.6 million for the purchase of property and equipment related primarily to construction of the Cedarvale self-mining site during the same period. These investing activities resulted in net cash inflows from investing activities of $136.7 million for the eleven months ended December 31, 2024.

During the one month ended January 31, 2024, the Predecessor used net cash of $12.4 million, which consisted of a $20.9 million investment in the construction of the Cedarvale self-mining site, partially funded by $8.5 million proceeds from the sale of bitcoin held.

For the year ended December 31, 2023, changes in the Predecessor’s net cash from investing activities resulted primarily from the sale of bitcoin generated from mining activity for cash and payments for the purchase of machinery and facility equipment. The Predecessor’s $79.8 million of net cash provided by investing activities was primarily driven by $99.5 million proceeds from the sale of crypto assets, with $4.5 million additional proceeds from the sale of coupons received from a mining equipment supplier, and $1.2 million proceeds from sale of mining equipment. These proceeds from investing activities were partially offset by $25.4 million for the purchase of property equipment, of which the acquisition of and construction at Cedarvale accounted for $16.6 million, and $8.8 million related to purchases of machinery and facility equipment supporting mining operations at the Predecessor’s self-mining sites.

Financing Activities

For eleven months ended December 31, 2024 (Successor), net cash provided by financing activities of $6.4 million was due to proceeds from the sale of Class A stock in accordance with the Contribution Agreement with Hut 8. Historically, the Predecessor was primarily financed with loans from its affiliate, Celsius UK. All loans from affiliates of the Predecessor were forgiven with the execution of the Plan on January 31, 2024. Refer to Note 11 to our consolidated financial statements included elsewhere in this prospectus for more detail.

Contractual Obligations, Commitments and Contingencies

Refer to Note 15 to our consolidated financial statements included elsewhere in this prospectus for further information regarding the Company’s commitments and contingencies.

Critical Accounting Policies and Estimates

The above discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

See Note 2 to our financial statements included elsewhere in this prospectus for a summary of the Company’s significant accounting policies.

The Company believes the following critical accounting policies, estimates, and assumptions may have had a material impact on reported financial condition and operating performance of the Company and may have involved significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.

Long-Lived Assets

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Judgment is necessary in estimating the Company’s various assets’ useful lives. This includes evaluating the Company’s own usage experience with its currently owned assets, the quality of materials used in construction-related projects and, for its miners, the rate of technological advancement and market-related factors such as the price of bitcoin and the Bitcoin network hashrate, which impact the value of the miners. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally 5 years for equipment utilized in mining and 18 to 36 months for miners). Leasehold improvements and electrical equipment are depreciated over the shorter of their estimated useful lives or the lease term. Changes in depreciation and amortization, generally accelerated depreciation, are determined and recorded when estimates of the remaining useful lives or residual values of long-term assets change.

The Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. Significant judgment is used when estimating future cash flows, particularly the price of bitcoin and the network hashrate. Any impairment loss recorded is measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. Should our estimates of useful lives, undiscounted cash flows, or asset fair values change, additional and potentially material impairments may be required, which could have a material impact on our reported financial results.

Goodwill

At the close of business on January 31, 2024, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining. The Company accounted for the Business Combination in accordance with FASB ASC Topic 805, Business Combinations. The Company determined the Business Combination did not meet the criteria for fresh start reporting under ASC 852, Reorganizations, as the Company was not a debtor in the Plan, was a newly formed entity, and did not assume the liabilities of the debtors beyond those specified in the Plan. See Note 3, Business Combination, to our consolidated financial statements included elsewhere in this prospectus for a more detailed description of the consideration transferred, the assets acquired, and the liabilities assumed.

In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators suggest it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the event Management determines that the value of goodwill has become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.

Income Taxes

The Company follows the provision of ASC 740, Income Taxes (“ASC 740”) related to accounting for uncertain income tax positions. When tax returns are filed, it is more likely than not that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely that not that the position will be sustained upon examination by taxing authorities. The Company’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact the Company’s financial position and results of operations is disclosed in Note 2 to the Company’s consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

All of our current business is focused on mining bitcoin. The Company’s revenue is driven by the value of bitcoin rewards and transaction fees earned by mining. As such, the Company is substantially affected by fluctuations and long-term trends in the value of bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for bitcoin, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the weighted average market value of bitcoin for the eleven months ended December 31, 2024 (Successor) would have increased or decreased revenue by $13.8 million and would have had a material effect on total revenue as at that date. Additionally, a 10% increase or decrease in the weighted average market value of bitcoin for the one month ended January 31, 2024 (Predecessor) would have increased or decreased the Predecessor’s revenue by $1.5 million for the period and would have had a material effect on its total revenue as at that date. Additionally, given that both Successor and Predecessor sell and hold bitcoin, increases or decreases in the market value of bitcoin would have resulted in increased or decreased holdings of bitcoin at the end of the period.

Impact of Bitcoin Price Changes on Revenue ($ in millions)

	Successor	Predecessor (Debtor-in-Possession)
Change in Average Bitcoin Price	Eleven Months Ended December 31, 2024	One Month Ended January 31, 2024
(20%)	$(27.69)	$(3.08)
(10%)	$(13.84)	$(1.54)
10%	$13.84	$1.54
20%	$27.69	$3.08

BUSINESS

Business Overview

Ionic Digital is a digital infrastructure and crypto asset mining company. We began as a pure-play crypto asset mining company when we were formed in January 2024 to acquire all of the crypto mining assets of Celsius Mining. From our inception, our core objective has been to monetize our portfolio of energy assets. We seek to achieve this objective through two principal focus areas:

●	leasing our infrastructure assets to hyperscalers for HPC and AI cloud infrastructure providers; and

●	efficiently mining bitcoin.

In October 2025, we announced our inaugural participation in the HPC/AI sector with a 126-month “triple net” lease with Nscale Ward County LLC (together, with its affiliates, “Nscale”), a global hyperscaler engineered for sovereign-grade AI infrastructure (the “Cedarvale Lease”) at our Cedarvale facility in West Texas. Our Cedarvale facility has a current energy capacity of 234 MW and the potential for expansion to 700 MW or more. The Cedarvale Lease commences in August 2026 and represents total contracted revenues of approximately $1.95 billion. We are seeking to expand the energy capacity at Cedarvale, which we believe would advance the monetization of our owned energy assets. We have granted Nscale a right of first refusal on additional capacity at Cedarvale, and we may also provide the expanded capacity to other AI or digital infrastructure companies, or our own crypto asset mining operations.

Entry into the Cedarvale Lease is the culmination of a process we began in early 2025 to identify a strong counterparty and develop an attractive contract structure to monetize our Cedarvale site. We believe our agreement with Nscale represents a transformative transaction that significantly increases the value of our company by leveraging our existing bitcoin mining business to build a diversified digital infrastructure company that can develop practical and innovative approaches to energy monetization. Our strong balance sheet also gives us the ability to continue the expansion of our crypto asset mining operations at our facilities. The combination of an existing and expandable crypto asset mining business, together with the Cedarvale Lease, provides us with a steady income stream that includes predictable, high-margin cash flows. We believe that those strengths, together with a strong balance sheet, should position us well as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure.

With six facilities in Texas and Oklahoma, three of which we own, including the Cedarvale facility, two of which we lease, and one of which is hosted, we are focusing on delivering the next generation of energy-efficient, cost-effective computing through bitcoin mining while supporting grid flexibility by adapting operations to changing energy demand.

During the eleven months ended December 31, 2024, we mined 1,988.3 bitcoin, net of mining pool participation fees of 3.2 bitcoin and revenue share paid to our hosting partners of 87.2 bitcoin, an average of 6.0 bitcoin mined per day. During the same period, we sold 150.2 bitcoin at an average price of $67,340, generating aggregate gross proceeds of $10.1 million. As of September 30, 2025, we held a total of               bitcoin in treasury.

As of September 30, 2025, we had infrastructure with a total energy consumption capacity of 381 MW. We plan to energize an additional 25 MW, bringing our total energy capacity to approximately 406 MW by the end of the first quarter of 2026.

In addition, at our self-mining and hosted facilities we had approximately 104,300 specialized ASIC miners actively hashing as of September 30, 2025, including 14,900 refurbished miners acquired during 2025. As of September 30, 2025, our total miners owned have an aggregate potential hashrate capacity of approximately 14.2 EH/s, with our active miners contributing approximately 7.8 EH/s to our mining pool. Our miners do not currently serve as collateral in any financing arrangements.

Properties

Our assets position us as an emerging innovator at the intersection of energy, bitcoin mining, and advanced computing infrastructure. Our portfolio includes bitcoin mining operations at six sites, three of which we own, two of which we lease, and one of which is hosted.

Our owned real property portfolio consists of approximately 166 acres, which we believe are suitable and adequate to support our current business strategy.

Cedarvale

Our largest facility is located in Ward County, Texas (“Cedarvale”). As of September 30, 2025, Cedarvale is a self-owned, recently constructed, and fully energized bitcoin mining facility powered by 234 MW. As of September 30, 2025, we have approximately 62,400 miners actively hashing at Cedarvale, which are contributing approximately 4.6 EH/s hashrate to our mining pool.

On October 14, 2025, we expanded into HPC hosting. We entered into the Cedarvale Lease, a 126-month “triple-net” datacenter lease of our Cedarvale facility to a subsidiary of Nscale Global Holdings Limited (“Nscale”) for HPC use. The Cedarvale facility provides 234 MW of critical IT load for Nscale’s hyperscale AI campus. Prior to our entry into the Cedarvale Lease, Cedarvale served as the cornerstone of our bitcoin mining operations. The contracted revenue to be provided to us under the Cedarvale Lease is expected to surpass the revenues we had historically earned in our bitcoin mining operations at Cedarvale.

Under the terms of the Cedarvale Lease, Nscale has agreed to pay $45.6 million to us within 30 days (the “Cedarvale Option Payment”). The initial term of the Cedarvale Lease will commence on the later of (i) 45 days after the date of the agreement and (ii) the date of our receipt of the Cedarvale Option Payment. Rent payments under the Cedarvale Lease will begin on August 1, 2026 (the “Rent Commencement Date”), and the Cedarvale Lease as an initial term of 10 Lease Years after the Rent Commencement Date. Pursuant to the Cedarvale Lease, a “Lease Year” means (i) for the first Lease Year, the 18-month period commencing on August 1, 2026 and ending on January 31, 2027 and (ii) for each successive Lease Year, the successive period of 12 calendar months, each commencing February 1 and ending January 31.

The Cedarvale Lease Agreement will provide approximately $1.95 billion in contracted revenue over the initial term of 126 months. After the first five Lease Years, the monthly rent payable by Nscale will increase by 3% annually over the preceding Lease Year. The Cedarvale Lease includes one ten-year extension option with monthly rent to be equal to the then-prevailing market rate as determined in accordance with the Cedarvale Lease (but not less than the then current monthly rent). The Cedarvale Lease also provides Nscale with a right of first refusal to lease all or any portion of additional power capacity that is or becomes available at Cedarvale, and Nscale has granted an option to Microsoft on the second 700 MW phase at Cedarvale starting in late 2027.

The Cedarvale Lease includes customary covenants and agreements for a triple-net datacenter lease, including with respect to (i) utilities, (ii) electricity, (iii) taxes, (iv) legal compliance, including environmental matters, (v) repairs, alterations and equipment, (vi) insurance, (vii) indemnification and (viii) financing. The Cedarvale Lease also includes customary events of default.

In connection with the Cedarvale Lease, Nscale provided a guarantee from one of its partners in the aggregate face amount equal to the rent payable in the first five Lease Years (up to a maximum amount of $860.3 million).

Midland

Our Rebel facility in Glasscock County, Texas (“Rebel”) and our Stiles facility in Reagan County, Texas (“Stiles”) are located on leased land. Each of the lease terms for the properties in Glasscock County and Reagan County are for a 10-year initial term with an option of, in the case of Rebel, one additional term and, in the case of Stiles, four additional terms, in each case, available at our discretion. Rebel and Stiles sites are powered by 25 and 20 MW, respectively.

As of September 30, 2025, we have approximately 7,200 and 6,100 miners actively hashing at the Rebel and Stiles sites, which are contributing approximately 0.5 and 0.3 EH/s hashrate, respectively, to our mining pool.

Our East Stiles facility in Reagan County, Texas (“East Stiles”) and our Garden City facility in Glasscock County, Texas (“Garden City”, and, collectively with Rebel, Stiles and East Stiles, “Midland”) are located on land we own and are powered by 30 and 12 MW, respectively.

As of September 30, 2025, we have approximately 8,600 and 3,500 miners actively hashing at our East Stiles and Garden City sites, which are contributing approximately 0.7 and 0.3 EH/s hashrate, respectively, to our mining pool.

Hosted Sites

In addition to our owned and leased properties, we mine Bitcoin at one hosted facility in Oklahoma.

GXD Hosted Site

We are a party to a master co-location services agreement (the “GXD Hosting Agreement”) with Global[X]Digital, LLC (“GXD”), originally entered into between Celsius Mining and GXD on February 12, 2023. The GXD Hosting Agreement was assigned to us pursuant to the MCA (as defined below). Under the GXD Hosting Agreement, GXD provides us with hosting services for over 17,000 total miners across two service orders. Under one such service order, entered into on July 6, 2023, GXD will host approximately 5,800 of our miners, providing the electrical power and internet access necessary to operate miners at GXD’s Oklahoma facility. Under the other service order, entered into on February 12, 2023, GXD agreed to host approximately 17,300 of our miners, subsequently reduced to approximately 11,600 miners in October 2024. The GXD Hosting Agreement also provides us with access to GXD’s customer portal to monitor performance and uptime of our mining equipment during the agreement. The GXD Hosting Agreement has an initial term lasting for 18 months, with the option of an 18-month extension at our discretion. This arrangement provides us with up to approximately 60 MW of electricity and 1.8 EH/s of hashrate capacity.

Under the GXD Hosting Agreement, we are obligated to pay GXD $4.00 per unit per month, as well as power costs, certain repair fees and a 40% profit share paid in US dollar. We paid GXD an aggregate of $40.2 million under the GXD Hosting Agreement during the eleven months ended December 31, 2024.

The GXD Hosting Agreement may be terminated by either party for cause, or at the Company’s request by providing written notice at least 90 days prior to the expiration of the GXD Hosting Agreement.

EZB Hosted Sites in Georgia

We were previously a party to a Bitcoin mining hosting agreement (the “EZ Blockchain Hosting Agreement”) with EZ Blockchain Services (“EZB”), originally entered into between Celsius Mining and EZB on November 22, 2023. The EZ Blockchain Hosting Agreement was assigned to us pursuant to the MCA (as defined below). Under the EZ Blockchain Hosting Agreement, EZB provided us with hosting services, including electrical power and internet access necessary to operate miners at EZB’s West Point, Georgia and Douglas, Georgia facilities. The EZ Blockchain Hosting Agreement had an initial term lasting for a period of 18 months, subject to extension of up to three additional months in the case of curtailment, which is the temporary suspension of mining operations by either party due to low revenue or high costs. On May 26, 2025, we terminated the EZ Blockchain Hosting Agreement for cause.

Bitcoin Miners

As of September 30, 2025, we had approximately 141,900 miners with an average remaining useful life of 13 months.

The following table describes the composition of our miner fleet as of September 30, 2025 by model and manufacturer-specified energy efficiency.

Miner Type	Approximate Total Miners	Approximate Energy Efficiency (J/THs)
Antminer S21 Pro	700	15.0
Antminer S21	400	17.0
Antminer S19 XP	4,100	21.3
MicroBTM30S++	2,100	30.9
Antminer S19j Pro	91,300	31.0
Antminer S10 Pro	13,900	31.6
Antminer S19	18,900	32.7
MicroBTM30S+	4,100	33.9
MicroBTM30S	4,900	38.4
MicroBTM31S+	1,500	42.5
Total	141,900	31.0	(1)

(1)	Amount represents the weighted average approximated energy efficiency of our total mining fleet.

We maintain several key supplier relationships that are important to our business for securing mining hardware, infrastructure components and other materials. Due to the complexity of developing mining hardware, particularly the ASIC chips that they rely upon, only a few suppliers can produce miners at scale. Our potential purchase orders may have future delivery schedules that extend out many months before those miners are delivered to our facilities. These delivery timeline fluctuations require us to plan to purchase miners well in advance of their anticipated deployment.

The development and potential expansion of our facilities require significant quantities of electrical infrastructure components and construction materials. We seek to procure these materials from our suppliers in sufficient quantities to ensure we can deploy miners at scale on accelerated timelines.

The following table provides additional information on our bitcoin miners deployed by site as of September 30, 2025.

Facility (Location)	Approximate Count of Active Miners(1)	Hashrate Contributed(2)
Ionic Digital Self-Mining Sites(3)
Cedarvale
Ward County, Texas(4)	62,400	4.6 EH/s
Midland
East Stiles (Reagan County, Texas)(4)	8,600	0.7 EH/s
Garden City (Glasscock County, Texas)(4)	3,500	0.3 EH/s
Rebel (Glasscock County, Texas)(5)	7,200	0.5 EH/s
Stiles (Reagan County, Texas)(5)	6,100	0.3 EH/s
Third Party Hosted Site(6)
GXD (Oklahoma City, Oklahoma)	16,600	1.3 EH/s

(1)	“Active miners” represent the approximate number of miners hashing during the month ended September 30, 2025.
(2)	“Hashrate contributed” reflects the average actual hashrate generated by our miners and contributed to a mining pool during September 2025. Actual hashrate generated will often be less than manufacturer’s specifications due to curtailment or maintenance downtime.
(3)	We own all miners, equipment, and improvements at all Ionic Digital-operated sites.

(4)	We own the land at our Cedarvale, East Stiles, and Garden City sites.

(5)	We lease the land at our Rebel and Stiles sites.

(6)	At our third-party hosted site, we provide the miners and the host owns the land, equipment, and improvements.

Mining Pools

We contribute all of our hashing power to bitcoin-only mining pools. We currently utilize mining pools that pay us bitcoin rewards utilizing FPPS payout of bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by us to the mining pool as a percentage of total network hashrate, along with other inputs. We are entitled to compensation even if a block is not successfully validated by the mining pool operator. Mining pool hashrate is highly volatile, changing moment by moment, and thus our particular contribution to the overall network hashrate of any particular mining pool is constantly changing. The mining pools in which we currently participate pay our bitcoin reward once every 24 hours, and the amount of bitcoin reward we receive is confirmed internally against the amount of bitcoin reward we expected to receive, taking into account the transaction fees due to the mining pool operator. Our mining pool contracts are terminable, without conditions or penalties, at any time without notice by either party without substantive compensation to the other party for such termination.

The payouts we receive from Foundry USA (“Foundry”), our third-party mining pool operator, are net of pool operator fees of approximately 0.90% based on our average hashrate contribution. Effective April 1, 2025, Foundry’s fees are determined under a tiered schedule ranging from 0.25% to 2.45%, with fees declining as our hashrate increases and rising if our hashrate decreases. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, after deducting the applicable pool fee, if any, used to solve a block on the bitcoin blockchain. While we have internal methods of tracking both the hashrate we provide and the total used by the network, the mining pool operator uses its own record-keeping to determine our proportion of a given reward, which may not match our own. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operator, we may not receive accurate block rewards from the pool, and we would have limited recourse to correct these inaccuracies. This could lead us to decide against further participation in a mining pool, or mining pools generally, which may affect the predictability of our mining returns, which could have an adverse effect on our business and operations. If we are unable to consistently obtain accurate proportionate rewards from our pools, we may experience reduced rewards for our efforts.

On a daily basis, Foundry calculates our earnings for the previous day and transfers such rewards to our whitelisted wallet addresses between 9AM and 5PM UTC.

Our proportionate rewards that we may receive from Foundry are not insured against theft, loss or destruction. If an event occurs where we lose crypto assets in our mining pools, whether due to cyberattacks, fraud or other malicious activities, we may not have any viable legal recourse or ability to recover the lost assets. If our crypto assets are lost under circumstances that render another party liable, there is no guarantee that the responsible party will have the financial resources to compensate us.

PPM Energy Management Agreements

Pursuant to the MCA (as defined below), we were assigned an energy management and consulting services agreement (as amended, the “PPM Energy Management Agreement”) with Priority Power Management, LLC (“PPM”), originally entered into between Celsius Mining and PPM on September 28, 2021. Pursuant to the PPM Energy Management Agreement, PPM manages our energy usage, supplier agreements and procurement at our Rebel, Garden City, Stiles and East Stiles facilities.

The PPM Energy Management Agreement may be terminated by either party for cause or at the Company’s request by providing written notice at least 90 days prior to the expiration of the term of the PPM Energy Management Agreement.

Pursuant to the MCA, we were also assigned an energy management services agreement (the “PPM EMSA Agreement”) with PPM, originally entered into between Celsius Mining and PPM on November 17, 2022. Pursuant to the PPM EMSA Agreement, PPM acts as our Qualified Scheduling Entity (“QSE”) to enable and facilitate our participation in certain demand-side management programs in respect of our energy procurement at our Rebel, Garden City, Stiles and East Stiles facilities.

Under the PPM EMSA Agreement, we are obligated to pay PPM $6,500 for substation monitoring, incidental repair, and maintenance costs. For the nine months ended September 30, 2025, we have paid PPM an aggregate of $ under the PPM EMSA Agreement.

The PPM Energy Management Agreement may be terminated by either party for cause or at the Company’s request by providing written notice at least 90 days prior to the expiration of the term of the PPM Energy Management Agreement.

In connection with the assignment of the PPM Energy Management Agreement and the PPM EMSA Agreement to us, we entered into an assignment and assumption agreement with Celsius Mining and PPM (the “PPM Assignment Agreement”) whereby (i) we agreed to assume certain contracts and obligations between Celsius Mining and PPM, (ii) Celsius Mining agreed to assign such contracts and obligations to us and (iii) PPM agreed to assign to us certain land, easements and distribution agreements related to the Rebel, Garden City, Stiles and East Stiles facilities and modify the terms applicable to the development of future capacity at those facilities.

Competitive Strengths

We believe that we possess several competitive strengths, including the following:

Flagship, high-performance facility at Cedarvale. Our Cedarvale site serves as the cornerstone of our operations, offering scalable infrastructure, access to cost-efficient power, and operational reliability. Strategically located in a region with favorable energy pricing and infrastructure, the Cedarvale facility currently has 234 MW of installed capacity and we believe supports expansion to 700 MW or more. Our infrastructure is designed with the optionality to support a wide range of computer-intensive applications, including AI inference and HPC workloads. Nscale, a global hyperscaler, recently contracted to lease the facility under a 126-month agreement to use as a hyperscale AI campus beginning in the third quarter of 2026. Nscale has announced plans to scale its footprint at Cedarvale to 1.2 GW over time, with Microsoft holding an option on a second 700 MW phase starting in late 2027. We believe that with our flagship Cedarvale facility, we are well-positioned to capture this opportunity.

Low-cost access to power. With our strategically located data center sites across Texas, on both owned and leased land, we are able to take advantage of low-cost power. We leverage miner management software to purchase power at opportune times. As a result, our average cost of power consumed across our Texas sites was approximately 3.5 c/kWh for the nine months ended September 30, 2025.

Strong balance sheet. As of September 30, 2025, we had $    of debt,             bitcoin, and approximately $     in cash that is being proactively managed. We believe our strong balance sheet provides us operational flexibility in a capital expenditure intensive business and access to immediate liquidity to pursue joint ventures and strategic acquisitions. Additionally, we intend to maximize the amount of bitcoin we retain from our mining operations, but will liquidate bitcoin to cover operational expenses as necessary.

Growth Strategy

Our near-to-medium term future growth plans center around monetization of our owned energy assets, potential acquisitions or joint ventures for site development, and investment opportunities for bitcoin mining and treasury positions. In pursuing these plans, our objective is to generate high margin, incremental cash flows with a predictable dollar-based revenue channel to complement our longer-term investment and modified “HODL” strategy for bitcoin. “HODL” is a term used in the crypto assets market which refers to an investment strategy whereby, following the original acquisition of a crypto asset, the investor continues to hold the crypto asset regardless of movements in the price of such crypto asset. We may also borrow against our bitcoin holdings to finance several core business purposes such as increasing energy capacity at existing owned sites and upgrading our bitcoin miner fleet, as well as potential acquisition and/or joint venture opportunities in the AI and HPC, bitcoin mining, or stable coin mining sectors.

Monetizing Energy Assets

In October 2025, we announced our inaugural participation in the AI/HPC sector by entering into the Cedarvale Lease, a “triple-net” lease transaction with Nscale, a global hyperscaler engineered for sovereign-grade AI infrastructure, at our Cedarvale facility. Our agreement with Nscale is a 126-month lease for all 234 MW of capacity at the facility, with contracted revenues of approximately $1.95 billion and commences in August 2026. Annual revenue under the lease is $182.5 million, with 3% annual increases scheduled to occur after the fifth year of the lease term. We expect this lease structure will provide us with predictable cash flows while minimizing operating risk, as we are not responsible for construction or site development. The Cedarvale Lease does not require us to raise additional capital and provides us with significant resources to fund other growth initiatives. We expect this will strengthen our financial foundation and provide a stable source of cash flows, allowing us to monetize these assets while we continue to mine bitcoin at our other facilities.

Cedarvale

We are in active discussions with TNMP and ERCOT to increase electricity capacity from the current 234 MWs to 700 MWs by the end of 2027. We have submitted all required documentation, and our ability to obtain the additional power will depend primarily on the completion of two utility projects in the surrounding area that are on track to be completed in 2026. If this expansion is approved, we plan to make the required infrastructure investments to use the increased power when available.

The Cedarvale Lease provides Nscale a right of first refusal on the additional power at prevailing market rates. If Nscale elects to not exercise this right, we will have the ability to lease the additional capacity to other parties, or we can use the capacity in our own operations. We believe the Cedarvale Lease can serve as a model for future similar transactions for our company.

Other potential opportunities at Cedarvale may include pursuing joint ventures with established data center developers to build on our Cedarvale site in an effort to enter the development sector, increasing our bitcoin mining capability at the site, pursuing stable coin mining, or a combination of these opportunities. We are also actively exploring natural gas transmission at the site given the proximity of gas lines on the property.

Midland

We anticipate we will achieve an increase of 25 MWs to the existing Rebel site by the first quarter of 2026. We intend to use the additional capacity to increase bitcoin mining capability as we shift a portion of our bitcoin mining operations from Cedarvale to Midland. Near term, we plan to evaluate our bitcoin miner fleet and determine which of our approximately 141,900 miners will be housed in our Midland sites, redeployed, decommissioned for spare parts, or liquidated. Following that evaluation, we anticipate we will purchase new or refurbished miners that are expected to improve efficiency and hashrate to remain competitive in the bitcoin mining market. Longer term, we seek to replicate our current company-wide monthly bitcoin mining production through the Midland facilities. As AI/HPC data center development or joint venture opportunities arise, we will evaluate the potential profitability against our bitcoin mining operations.

Acquisitions and Joint Ventures

We are actively evaluating sites, primarily in the United States, to purchase or lease primarily for potential expansion in the bitcoin mining or AI/HPC sectors. In addition, we are exploring sites with alternative energy sources (for example, wind, flared gas and helium) that may provide longer term profitability for aging bitcoin miners.

As we identify sites that fit these purposes, we may look to partner with an established data center developer in an effort to establish a foothold in the development sector, as well as provide turnkey services to potential customers. We believe our balance sheet and contracted revenue stream will enable us to raise capital for site acquisition and/or development.

We may also seek corporate acquisition candidates in the bitcoin miner, real estate holding or data center designer and developer arenas. The ability to consolidate and operationally drive bitcoin mining operations may be attractive options depending on market conditions. The opportunity to purchase an established data center designer or developer would also enable us to expand our current service offerings.

Bitcoin Treasury

We employ a modified HODL strategy designed to grow and optimize our bitcoin treasury position. We have sold a portion of monthly mined bitcoin to cover operating and capital expenditures and to maintain an adequate ongoing liquidity position. For context, for the twelve months ended September 30, 2025, we mined between 103.2 and 175.6 bitcoin per month and sold approximately 67% of our monthly production to cover expenses and preserve liquidity. With the Cedarvale Lease beginning in August 2026, we expect to have a steady and increasing stream of cash inflows. We expect that this anticipated improvement in cash generation will enable us to retain a substantially greater portion of our mined bitcoin, materially expanding our bitcoin holdings in treasury, and support broader treasury management initiatives.

We may seek to collateralize bitcoin held in treasury to borrow U.S. dollars for capital or operating expenditures. We believe that utilizing bitcoin as collateral may offer an attractive spread between borrowing cost and bitcoin appreciation potential, compared to spot-selling bitcoin to meet short-term funding needs. We may also increase our participation in derivative hedging strategies, that could include purchasing bitcoin call options or selling bitcoin put options, as a way of synthetically mining bitcoin as a complement to physical mining operations.

We believe our diversified capital strategy supports a long-term investment approach toward bitcoin accumulation, while mitigating the liquidity and capital adequacy impacts associated with short-term bitcoin price volatility.

Energy Management

Oncor and TNMP, for-profit electricity transmission and distribution businesses regulated by the Public Utility Commission of Texas, physically deliver electricity to our sites in Texas. We require approvals from both ERCOT and Oncor to continue to operate our current bitcoin mining operations.

We optimize our energy usage through participation in demand response programs and employment of energy management systems. For example, in Texas, we currently participate in energy demand response programs that curtail some of our bitcoin mining operations to aid in preserving the stability of the energy grid. Curtailment reduces overall energy demand and allows the grid operator (in this case, ERCOT) more operational flexibility when needed, such as during extreme weather events. A bitcoin mining operator can participate in ERCOT’s direct demand response programs by agreeing to curtail its electrical load at the direction of ERCOT in exchange for a rebate from ERCOT. We currently participate in ERCOT’s direct Responsive Reserve Service program and receive credits from ERCOT when electrical grid capacity deviates from standard conditions.

Additionally, we may voluntarily reduce our energy usage in response to increasing real-time energy prices in order to prudently operate our mining facilities, which simultaneously reduces strain on the electrical grid. We are not paid a fee or provided a credit by any energy provider for the reduction in energy consumption for this type of voluntary power management. The energy management teams and systems monitor energy costs in relevant jurisdictions and our miners’ EH/s, and our bitcoin mining operations are automatically curtailed when the cost to earn a bitcoin outweighs the reward. Our bitcoin miners are then automatically restarted when the cost to earn recedes to a level below the level of a reward.

Sustainability

We are committed to building strong community relationships in the jurisdictions in which our mining operations are located. As a bitcoin miner, we are a non-mission critical operation that can shut off when needed to help stabilize the electrical grid. The ability to toggle our power consumption is expected to be most beneficial in areas with a high proportion of intermittent renewable energy, such as Texas. When demand outpaces supply, we can execute our obligations under the demand response programs to help relieve congestion on the grid. This action reduces demand and allows grid operators more operational flexibility.

Custody Arrangements

We are taking steps to safeguard our crypto assets by using multiple third-party custody solutions to diversify our cryptocurrency storage. In the context of bitcoin, custody is a service provided by a custodian who controls and safeguards crypto assets which legally belong to another party. As of the date of this prospectus, we have entered into custody agreements with Anchorage Digital Bank (“Anchorage”) and Fidelity Digital Assets (“Fidelity” and, together with Anchorage, the “Custodians”).

We entered into a custodial services agreement with Anchorage effective January 26, 2024 (the “Anchorage Custody Agreement”) with an initial term of one year. Under the Anchorage Custody Agreement, Anchorage established and maintains custody accounts for the receipt, safekeeping and maintenance of crypto assets in custodial accounts in exchange for a custodial fee. The Anchorage Custody Agreement requires Anchorage to hold the private keys relating to our crypto assets in a secure environment following industry best practices in order to protect our crypto assets from theft, loss or other forms of destruction. Under the Anchorage Custody Agreement, Anchorage may not commingle our private keys with assets of other customers and Anchorage is responsible for verifying the existence of our bitcoins. Anchorage also provides insurance coverage of up to $100 million for loss of the crypto assets it holds for us, as well as the crypto assets it holds for others, due to theft, robbery or burglary or third-party computer and funds transfer fraud. The Anchorage Custody Agreement automatically renews on a yearly basis and may be terminated for cause or by either party electing not to renew and providing written notice.

We entered into a custodial services agreement with Fidelity effective June 18, 2024 (the “Fidelity Custody Agreement”). Under the Fidelity Custody Agreement, Fidelity established and maintains custody accounts for the receipt, safekeeping and maintenance of crypto assets in custodial accounts in exchange for a custodial fee. Under the Fidelity Custody Agreement, Fidelity is responsible for holding and managing the private keys associated with our digital assets and is required to exercise the reasonable care of a professional custodian to safeguard those assets. Fidelity maintains discretion over the security measures it employs to protect client assets, which may include offline storage and other controls designed to mitigate risks of loss or theft. Fidelity holds our Bitcoin in omnibus wallets along with those of other customers, with Fidelity maintaining separate book-entry records to identify our holdings. Fidelity retains responsibility for safeguarding our digital assets and verifying account balances through its own custody reporting. Fidelity also provides insurance coverage with limits in excess of $100 million per claim and in the aggregate for loss of crypto assets arising from employee theft and theft committed by third parties and the misappropriation of private information that results or could result in the fraudulent use of that information. The Fidelity Custody Agreement will remain effective until terminated by either party with or without cause.

Applicable insolvency law is not fully developed with respect to the holding of crypto assets in custodial accounts. If our custodied bitcoins were considered to be the property of our Custodians’ estates in the event that such Custodian were to enter bankruptcy, receivership or similar insolvency proceedings, there is a risk that we could be treated as a general unsecured creditor of such Custodian, inhibiting our ability to access our bitcoins. Even if we are able to prevent our bitcoins from being considered the property of a Custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected Custodian during the pendency of the insolvency proceedings. To our knowledge, our Custodians have not petitioned for bankruptcy protection, been declared insolvent or bankrupt, made any assignment for the benefit of creditors, or had a receiver appointed for its assets, at any point while we have been a customer. Further, none of our bitcoins were, as of the date of this prospectus, custodied with any entity that has petitioned for bankruptcy protection, been declared bankrupt or insolvent, made any assignment for the benefit of creditors, or had a receiver appointed for its assets. The recent bankruptcies in the crypto industry and failures of certain financial institutions have not resulted in any loss or misappropriation of any of our bitcoins nor have such events impacted our access to any of our bitcoins.

Additional custodians and further custody policy and procedures will be determined based on our future needs. We currently do not intend to self-custody any bitcoin, hold bitcoin in a crypto exchange service product or hold any bitcoin or other cryptocurrency for third parties.

Insurance

We maintain property insurance coverage for our mining hardware, buildings, and infrastructure. This includes coverage for earthquakes, floods and tornadoes. We also maintain cybersecurity coverage, casualty and general liability and crime insurance policies. We believe our custodian, Anchorage, maintains limited insurance policies covering the pool of crypto assets it custodies against certain events of loss, such as theft. We do not carry additional insurance coverage on our bitcoin holdings. We engage our insurance broker annually to solicit underwriters to provide proposals to renew our current coverage or update our policies to meet our needs, prior to the policies’ expiration.

Government Regulation

Government regulation of blockchain and crypto assets is being actively considered by the U.S. federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including FinCEN, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation (“FBI”), and the IRS) have been examining the operations of crypto asset networks, crypto asset users and the crypto asset exchange markets, all of which may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or crypto asset business, including state and local entities.

Businesses that are engaged in the transmission and custody of bitcoin and other crypto assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to bitcoin mining continues to evolve. Bitcoin and other crypto assets are subject to anti-fraud regulations under federal and state commodity laws, and crypto asset derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including states such as New York and California, and a number of countries other than the U.S., have developed regulatory requirements specifically for crypto assets and companies that transact in them.

Regulations may substantially change in the future, and it is presently not possible to know how regulations will apply to our bitcoin mining business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have been proposed in Congress related to crypto assets, including a regulatory framework advanced by the bipartisan House Financial Services Committee in July 2023 that would define when a cryptocurrency is a security or a commodity and expand the CFTC’s oversight of the cryptocurrency industry, while clarifying the SEC’s jurisdiction. Other bills may be adopted and have an impact on our bitcoin mining business. For additional discussion regarding the potential risks existing and future regulations pose to our business, see the section titled “Risk Factors.”

In addition, since transactions in bitcoin and other cryptocurrencies provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of cryptocurrency platforms, and there is the possibility that law enforcement agencies could close crypto asset or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving cryptocurrencies held via such platforms. For example, former Treasury Secretary Janet Yellen has previously noted that crypto assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Former Secretary Yellen requested that federal regulators look closely at how to encourage the use of crypto assets for legitimate activities while curtailing their use for malign and illegal activities.

A number of regulatory proceedings have, and may continue to have, a significant adverse impact on our industry. While we believe our holdings are not a security, we cannot assure you that future legislation or regulation will not have an adverse effect upon us. By way of further example, following the November 2022 Chapter 11 bankruptcy filings of FTX, a leading crypto asset exchange, and its affiliated hedge fund, Alameda Research LLC, and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. While focus on our industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of crypto assets in the near future.

State regulation of bitcoin mining is another important consideration with respect to where we conduct our mining operations. A majority of our bitcoin miners are located in Texas, which historically has been one of the more favorable regulatory environments for bitcoin miners as compared to other states. However, in March 2023, the Texas state senate passed bill SB 1751, which would have limited demand response programs and created additional regulatory reporting requirements for bitcoin miners. However, the bill did not make it through the relevant state legislative committees.

Environmental, Health and Safety Matters

Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we do and will operate. These laws and regulations may impose numerous obligations that are applicable to us, including but not limited to: acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.

Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators, or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for bodily injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

Concerns have also been raised about the amount of electricity required to secure and maintain the Bitcoin network. In addition to the direct power costs of performing the calculations involved in bitcoin mining, there are indirect costs that impact a crypto asset networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on crypto asset mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

Intellectual Property

We actively use specialized hardware and software for bitcoin mining. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source.

We do not currently own any patents in connection with our existing business.

Human Capital Resources

As of September 30, 2025, we had seven full-time employees and officers and five full-time independent contractors. We expect to hire additional full-time employees over the course of 2025 and 2026, including a permanent chief executive officer, chief financial officer, chief operating officer and chief legal officer, and additional finance and accounting and legal staff. We also expect to continue to work with existing vendors to service certain of our mining facilities as necessary.

Competition

The bitcoin mining space is filled with a range of competitors, each supplying hash power to the Bitcoin network. Competitors include everything from individual hobbyists to large-scale, professionally-run mining operations. Large-scale mining operators are our primary source of competition due to the immense hash power they provide to the network. Within bitcoin mining, we also face significant competition in many aspects of our business, including, but not limited to, the acquisition of new mining equipment, access to capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.

As more miners have recently entered the market, the increased competition for a limited number of blocks added to the bitcoin blockchain has caused a significant increase in the network hashrate. As a result, there have been rising levels of difficulty implemented by the Bitcoin network. Changes in network difficulty can create volatility in mining revenue.

Our main competitors include, but are not limited to, the following companies:

●	Applied Digital Corporation

●	Argo Blockchain plc

●	Bit Digital, Inc.

●	Bitfarms Ltd

●	Cipher Mining Inc.

●	CleanSpark, Inc.

●	Core Scientific, Inc.

●	Greenidge Generation Holding Inc.

●	HIVE Digital Technologies Ltd.

●	Hut 8 Corp.

●	Iris Energy Limited

●	MARA Holdings, Inc.

●	Mawson Infrastructure Group Inc.

●	Riot Platforms, Inc.

●	TeraWulf Inc.

The bitcoin mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future.

Additionally, with the execution of the Cedarvale Lease, we have entered into the datacenter hosting business. Similarly sized companies primarily consist of the following:

●	CoreWeave

●	Equinix

●	Applied Digital

●	DataDirect Networks

Company History

Ionic Digital was founded in January 2024 to effectuate the restructuring of certain assets of Celsius Mining, pursuant to the bankruptcy plan of reorganization (the “Plan”) of Celsius Network LLC and its affiliates (together with its debtor and non-debtor affiliates, “Celsius”), which was approved by a vote of a majority of Celsius creditors and subsequently confirmed by the Bankruptcy Court in November 2023. On January 31, 2024 (the “Plan Effective Date”), we acquired the bitcoin mining assets and assumed certain liabilities of Celsius Mining, an affiliate of Celsius, pursuant to the Plan. On February 1, 2024, we began operations.

The total bitcoin mining fleet that we acquired from Celsius Mining had a hashrate of approximately 12.7 EH/s, of which approximately 6.0 EH/s was actively mining on the Plan Effective Date. Under the Plan, certain of the day-to-day operations of our bitcoin mining business was initially outsourced to Hut 8 under our direction and supervision pursuant to a master services agreement (as amended and restated, the “Mining MSA”). Under the Mining MSA, Hut 8 would also complete and deliver certain related projects, upon our approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within twelve months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost also applied to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments. Effective December 10, 2024, we terminated the Mining MSA with Hut 8, providing us with operational control of Cedarvale and our other bitcoin mining sites in December 2024. In addition, following the termination, we have eliminated certain hosted sites and now manage our own mining operations. See “Risk Factors—Risks Related to Our Company—Due to our limited operating and financial history, our historical financial information may not be indicative of our future results of operations.”

Pursuant to the MCA, we were assigned a bitcoin mining hosting agreement (the “Alpha Hosting Agreement”) with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. (“Alpha”), originally entered into between Celsius Mining and Alpha on August 8, 2023. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement had an initial term of twelve months, with our option to renew for four consecutive twelve month terms. For the eleven months ended December 31, 2024 (Successor), we paid an aggregate of $10.4 million in cash and 60.18 in bitcoin under the Alpha Hosting Agreement. In November 2024, we mutually terminated the Alpha Hosting Agreement in connection with the termination of the Mining MSA with Hut 8.

Ionic Digital is not a successor to Celsius Mining for corporate law purposes, and we did not assume any pre-Plan Effective Date net liabilities of Celsius Mining. Instead, under the terms of the Plan, we entered into a Master Conveyance Agreement (the “MCA”) with Celsius Mining, effective as of the Plan Effective Date. The MCA documents the assignment from Celsius Mining to us of: (i) Celsius Mining’s bitcoin mining assets (and the books and records related thereto); (ii) approximately $195 million in cash; (iii) approximately $29 million in prepaid capital investments related to Cedarvale; (iv) approximately $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (v) approximately 540 bitcoin (valued on the Plan Effective Date at $23 million). No cash consideration was paid from Ionic Digital to Celsius Mining for any of such assets. Ionic Digital issued 37 million shares of our Class A common stock for the benefit of the former creditors of the Debtors.

Overview of Bitcoin and the Bitcoin Mining Industry

Bitcoin is a type of crypto asset that is designed to work as a secure and decentralized medium of exchange. Using a blockchain database secured by a proof of work mechanism, value can be sent from one account to another in a matter of minutes, or even seconds, without requiring the involvement of a financial intermediary. Computers that run a bitcoin “full node” verify and store the historical bitcoin blockchain state. A blockchain is a form of database, and blockchain-based projects vary greatly in their levels of centralization and applications.

In the bitcoin protocol, each account is identified by a “public key,” the address to and from which funds are sent. A “private key” is needed to access the account, which can be thought of as the key to a safety deposit box. Anyone who possesses the private key for a bitcoin address has full access to the contents within it.

The Bitcoin network infrastructure is collectively maintained by a public user base that runs nodes. Running a node is accessible to anyone who has a steady broadband internet connection as well as the proper computing and storage power. The relatively low barrier to entry of running nodes allows for the network to be verified by a dispersed or “decentralized” network.

Bitcoin mining uses a method called “Proof of Work” to validate the transactions included in the settlement layer. Proof of Work is the method of validating the previous transaction block, which requires computers to run computation-intensive algorithms that attempt to solve a complicated algorithm before verifying the previous transaction block. Recognizing that over time the computing power devoted to mining can increase or decrease, every 2,016 blocks (a cadence of roughly every two weeks assuming a block is produced every 10 minutes) the Bitcoin network re-calibrates the difficulty of the puzzle in order to keep an approximately 10-minute interval between two blocks. This interval between blocks is known as the “block time.”

Bitcoin miners use SHA-256 to perform hash calculations to verify transactions for inclusion on the blockchain and receive bitcoin in exchange. They “mine” bitcoin by using ASICs that are generally optimized to compute just a single function or set of related functions. An ASIC miner is a device that uses ASICs for the sole purpose of mining bitcoin and with some equipment, other cryptocurrency. The process begins with an operator running a mining client on their computer, which turns their computer into a “node” on the Bitcoin network and validates the blocks. In return for contributing computing power to the system, miners receive bitcoin as a reward. Bitcoin miner capability is measured in terms of the processing power that the miners contribute to the overall network. This is often referred to as “hash” power, a term for the number of “hashing” algorithms worked on per second. Each newly created and verified block refers and “connects” with the immediately prior solved block, like a new link being added to a chain, which creates the blockchain. It is the software’s role to validate the various transactions occurring on the blockchain, and if the mining client is successful in adding a block to the blockchain, the operator is rewarded with a fixed bitcoin award (a “block reward”) as well as a variable bitcoin transaction fee. This process is the method by which new bitcoin is awarded to the miner and can enter circulation to the public.

The market price of bitcoin has been subject to substantial volatility, with prices ranging from a high of approximately $126,367 to a low of approximately $15,759 between January 1, 2022 and September 30, 2025, based on the daily quoted spot price of bitcoin at 00:00:00 UTC per Coinbase. The market price of bitcoin is influenced by a number of complex factors, all of which are outside of our control, including market supply and demand, changes in technology or regulation, speculation, availability and cost of credit, fraudulent actors, speculation, and incomplete or inaccurate information being reported in the media. Bitcoin mining companies depend heavily on the price of bitcoin to fund their operations therefore bitcoin’s market price volatility can pose a significant challenge to the profitability and plans for future growth for such companies.

Similarly, volatility in the cost of energy — the most significant operational expense for bitcoin mining companies — can have a significant impact on their financial performance. A bitcoin mining company will be profitable only if the costs of mining a bitcoin, including amortization of computer hardware and the electricity costs associated with mining a bitcoin, are less than the market value of the bitcoin generated by the mining operations. Macroeconomic, geopolitical, regulatory and weather events can increase electricity costs and thereby adversely affect the success of a bitcoin mining operation.

As more computing power is added to the Bitcoin network, the network automatically adjusts to account for this increase in “network hashrate” — the combined computing power of all participants on the Bitcoin network — by increasing its level “difficulty” (defined below). This ensures that the time taken to solve a new block and distribute the rewards remains consistent, despite fluctuations in the network’s computing power. As a result of these adjustments, the probability of a bitcoin mining operator adding a new block to the bitcoin blockchain per unit of “hash power” — their total computing capability — has decreased over time. This dynamic introduces volatility and some downward pressure over the long term on the anticipated success rate of validating blocks and earning block rewards of block rewards for bitcoin mining operators, as the effort required to mine a block increases with the network’s overall computing power. This has led bitcoin mining operators to combine their resources into “mining pools” to smooth out the underlying stream of bitcoin rewards. Bitcoin mining operators use pooling services and contribute their hashrate (defined below) to mining pools, subject to the terms of service of the relevant pool. Participation in such pools is generally terminable at any time by either party at will without prior notice and therefore a participant’s risk to a particular mining pool is limited. In exchange for a miner’s contributions of processing power into a mining pool, the miner receives a percentage of the bitcoin mined by the collective, consistent with the miner’s proportional contribution of hash power to the pool.

A mining pool operator coordinates the computing power for all the participants. The pool uses software to coordinate the pool members’ computing power, records how much computing power each participant contributed, and assigns a proportional percentage of the block rewards to each participating member of the pool. The mining pool operator typically takes a fee in the form of a percentage of the overall pool’s revenue in return for its services.

Blockchain and the Cryptocurrency Industry

The Bitcoin network was launched in 2009. Bitcoin is a crypto asset with a market capitalization in excess of $1.9 trillion (based on the U.S. dollar price of bitcoin) as of December 31, 2024. Bitcoin can be traded and converted into major fiat currencies in most major economies around the world.

Mathematically Controlled Supply

The Bitcoin network has a predetermined creation schedule of blocks being released. When first launched, the reward for miners was set at 50 bitcoin per block, and this was cut in half to 25 in 2012 at block 210,000. Moving forward, the number of bitcoin awarded for solving a new block will be automatically halved every 210,000 blocks, which, at current rates, equates to approximately four years. After 2012, the reward was cut in half again to 12.5 in 2016, to 6.25 in 2020 and to 3.125 on April 19, 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence has a hard cap of 21 million, incorporating an inflation schedule that decreases over time from the launch.

Hashrate and Difficulty

“Difficulty” is a relative measure of how complex the process is to solve the hash calculation and receive the bitcoin reward. Difficulty is controlled by the Bitcoin network and is adjusted every 2,016 blocks (or roughly two weeks) depending on how much hashing power is deployed by all miners worldwide. The difficulty is designed to maintain certain mining results so that, on average, 10 minutes is required to solve a hash calculation and create a block, which currently would result in a reward of 3.125 bitcoin. If the hash calculation difficulty is too great and miners are struggling to solve the problem within 10 minutes, then the network will reduce the difficulty of mining bitcoin (and vice versa if it is too easy).

Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the bitcoin blockchain. A “hashrate” is the processing speed of a mining computer. A higher total hashrate of a specific miner, or the combined hashrate of an individual company’s miners, results in a mathematically higher probability of success in solving the block and receiving a bitcoin reward.

Seasonality

Our annual and quarterly operating results have the potential to be affected by seasonality related to weather and the related energy commodity price volatility. The price of electric power typically peaks during the winter and summer months, and more generally during extreme weather events, which can potentially impact our results. Additionally, extreme weather conditions may affect the efficiency and uptime of our mining operations which will have an impact on operating results.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. See Notes 15, 16 and 17 to our consolidated financial statements included elsewhere in this prospectus for further information.

Mawson Infrastructure Group

On February 23, 2022, Celsius Mining entered into a Co-Location Agreement with Luna Squares LLC, a subsidiary of Mawson Infrastructure Group., Inc., a bitcoin miner and public company listed on the NASDAQ (collectively, “Mawson”), under which Mawson hosted miners owned by Celsius Mining at Mawson’s facility in Midland, Pennsylvania. On August 23, 2023, the agreement expired. Following expiration, Mawson failed to return Celsius Mining’s $15.3 million deposit to Celsius Mining and Celsius Mining failed to pay $5.1 million in Mawson invoices. Celsius Mining initiated an adversary complaint against Mawson in the Bankruptcy Court seeking return of the amounts owed to it under the Co-Location Agreement, to offset the unpaid invoices against the deposit, and other damages suffered by Celsius Mining due to breaches of the contract. The resulting arbitration is ongoing.

Based on current information, the Company does not believe a material loss, if any, can be reasonably estimated from any claims, lawsuits, and proceedings to which the Company is subject, either individually or in the aggregate.

MANAGEMENT AND GOVERNANCE

The following sets forth certain information, as of September 30, 2025, concerning the persons who serve as directors on our Board of Directors (the “Board”) and as executive officers of Ionic Digital. No executive officer has any “family relationship” as defined in Item 401 of Regulation S-K) with any other executive officer or any director.

Name	Age	Position
Executive Officers
Anthony McKiernan	56	Interim Chief Executive Officer
James Gallagher	67	Interim Chief Financial Officer
Directors
Elizabeth LaPuma	46	Chairperson of the Board
Michael Abbate	46	Director
Thomas DiFiore	49	Director
Scott Duffy	45	Director
Scott Flanders	68	Director
Oliver Wiener	47	Director

Executive Officers

Anthony McKiernan has served as Interim Chief Executive Officer of Ionic Digital Inc. since December 2024. Prior to Ionic, Mr. McKiernan served in various senior roles at MBIA Inc. (MBI NYSE), one of the world’s largest financial guarantee insurance companies from January 2000 through April 2024. His last role at MBIA was Chief Financial Officer for the holding company and chief executive of its structured and international finance operating company (MBIA Insurance Corp). After graduating from Fairfield University with a Bachelor of Arts in English, Mr. McKiernan participated in the formal credit training program for Fleet Financial Group and served as an Asset Based Lender until December 1999.

James Gallagher has served as Interim Chief Financial Officer of Ionic Digital since September 2025. Prior to Ionic, Mr. Gallagher has served in various Senior C level Executive roles for public, private, PE Backed and pre-IPO /liquidity event companies operating across the technology, e-commerce, fintech, consumer goods, manufacturing, real estate, and media & entertainment sectors. Key strategic qualifications include developing/executing strategic transformations, driving liquidity event execution, LBOs, IPOs, reverse mergers, and M&A transactions (domestically and internationally), restructuring, operational turnarounds, structuring and reporting complex financial transactions, and building infrastructures to scale in high growth and distressed environments.

Most recently, Mr. Gallagher has served as a Partner in TechCXO (C Suite Executives on Demand) since September 2024, and previously as Managing Director of his own Financial Consulting firm (Gallagher Enterprises) for over 20 years, as a Fractional, Interim or Project focused Executive Partner working with growth oriented companies seeking to initiate change to grow their businesses and reach new goals. Mr. Gallagher previously worked for Arthur Andersen & Co. in New York for over 10 years as a Senior Audit Manager, and has also held Senior Executive Management positions with companies like Sony Music, WoWoW Entertainment Pay TV(JAPAN), Xerox Financial Services (spinoffs), Medsite, Vertro/Miva, Viz-RT, and Bluefly, amongst others. Mr. Gallagher received his Bachelor of Business Administration in Financial Accounting from Iona University.

Directors

Elizabeth A. LaPuma has served as a Director of Ionic Digital since January 2024 and as Chair since September 2024. Ms. LaPuma brings over two decades of financial advisory and board expertise across diverse industries. With a strong background in originating and structuring complex financial transactions, she is a trusted advisor to numerous business leaders. Ms. LaPuma’s principal occupation is serving as a director of several public and private companies, including, from January 2025 through the present, Big Lots, Inc., a discount retailer; from April 2024 through April 2025, ContextLogic Inc., an e-commerce platform; from September 2023 through August 2024, Ebix Inc., a software solutions company; from August 2023 through June 2024, WeWork Inc., a workspace provider; and from June 2023 through October 2023, Surgalign Holdings, Inc., a global medical technology company. Ms. LaPuma is a board member for several private businesses within the fintech, AI, healthcare, consumer, and real estate sectors. Prior to these roles, from January 2020 to August 2023, Ms. LaPuma was a Managing Director and Head of Balance Sheet Advisory at UBS, the global investment bank. Prior to UBS, from July 2013 to January 2020, she was a Managing Director and Head of Asset Management Services at Alvarez & Marsal, where Ms. LaPuma advised governments and financial institutions on diverse assets. Ms. LaPuma previously held positions at BlackRock, Lazard Frères & Co. LLC, Credit Suisse and Perella Weinberg Partners L.P. Ms. LaPuma received her M.B.A. in Finance as a Palmer Scholar and B.S. in Finance from The Wharton School at the University of Pennsylvania and her B.A. in International Relations, magna cum laude, from The School of Arts and Sciences at the University of Pennsylvania. Ms. LaPuma has been selected to serve as a Director due to her extensive financial advisory experience (including with complex capital raising and other financial transactions), experience as an advisor to and board director for companies in the AI sector, service as a fiduciary for public and private companies, and her leadership with the Company since its inception. Ms. LaPuma was nominated for election by our stockholders at the 2025 annual meeting in connection with the settlement of pending litigation and pursuant to a cooperation agreement entered into between the Company and Figure Markets Holdings, Inc., GXD Labs LLC, and certain stockholders of Ionic Digital (the “Cooperation Agreement”).

Michael Abbate has served as a Director of Ionic Digital since July 2025. Mr. Abbate is the Founder and Chief Investment Officer of GreenWulf Asset Management, an innovative, value investment firm focused on capital intensive growth companies and new financial markets, since July 2025. He also serves as an Advisor to Figure Technology Solutions, Inc. (“Figure”) following his tenure as Chief Information Officer from January 2024 through February 2025. Mr. Abbate served as Managing Partner of NovaWulf Digital Management, LP (“NovaWulf”), an investment manager focused on distressed crypto assets and energy infrastructure from June 2021 through December 2023. From 2012 through December 2020, Mr. Abbate was a Partner at King Street Capital Management, L.P., a leading global alternative asset manager. Mr. Abbate started his career as an investment banker in global technology at Morgan Stanley and received a Bachelor of Computer Science and Engineering from Dartmouth College. Mr. Abbate was appointed to the Board in connection with the settlement of pending litigation and pursuant to the Cooperation Agreement.

Thomas DiFiore has served as a Director of Ionic Digital Inc. since January 2024. Since 2021, Mr. DiFiore has served as President of DOBAC LLC, a business consulting firm providing strategic guidance on operational and management issues. From 2015 to 2021, he was the CEO of Fullerton Auto Group, a franchised automotive dealership network. Since 2015, Mr. DiFiore has also served as President of Fullerton Reinsurance Company, overseeing claims management and investment strategy for the company’s reinsurance asset pool. Mr. DiFiore served as the Co-Chair of the Official Committee of Unsecured Creditors (UCC) in the Celsius Network LLC bankruptcy from July 2022 through February 2024, playing a leading role in the reorganization process of one of the largest crypto bankruptcy cases to date. In August 2024, Mr. DiFiore was named an advisor to World Liberty Financial, a crypto asset platform focused on decentralized finance and tokenized real world assets, which just recently launched the stable coin, USD1. Earlier in his career, Mr. DiFiore was among the earliest adopters of bitcoin, beginning to mine in 2010 using custom-built miners and open-source software. His hands-on involvement with the network’s foundational infrastructure gave him deep technical insight into the evolution of crypto assets over the past fifteen years. In addition to his business experience, Mr. DiFiore has served for more than eight years as a member of the Advisory Council for the Somerset Patriots, the Double-A affiliate of the New York Yankees. In 1999, Mr. DiFiore graduated from the National Automobile Dealers Association’s Dealer Academy. Mr. DiFiore was selected to serve as a Director of Ionic Digital based on his extensive background in crypto assets, bitcoin mining, and operational leadership and appointed to the Board pursuant to the Plan.

Scott Duffy has served as a Director of Ionic Digital since January 2024, bringing deep subject matter expertise in blockchain, bitcoin mining, decentralized finance, and crypto asset management. Mr. Duffy served as the Co-Chair of the Official Committee of Unsecured Creditors in the Celsius Network LLC bankruptcy from July 2022 through February 2024, playing a leading role in the reorganization process of one of the largest crypto bankruptcy cases to date. Mr. Duffy oversaw billions of dollars in workload transition to ERP systems at the Defense Finance and Accounting Service (DFAS), facilitating major base realignment and closure initiatives for armed services and defense agency customers. He established and chaired the Columbus Mission Focus Group while at DFAS implementing the first pilot telework program for over 2,000 civilian employees. Since December 2017, he has served as CEO of ICB Solutions, a family investment firm of which he is the sole shareholder. Mr. Duffy’s commitment to education and community is reflected in his service on the Ohio Dominican University Finance Advisory Board and, until recently, on the Oakstone Community School Board as a member of the Finance Committee. Mr. Duffy holds a B.S. in Finance and Business Administration from Ohio Dominican University. Mr. Duffy was selected to serve as a Director of Ionic Digital based on his experience in crypto assets, large-scale mining operations, and his financial oversight positions him to help drive Ionic Digital’s continued growth and success and appointed to the Board pursuant to the Plan.

Scott Flanders has served as a Director of Ionic Digital since July 2024. Mr. Flanders is a seasoned executive with extensive experience in the media, entertainment, and technology industries. His principal occupation is as the Chairman of Fathom Holdings Inc., a publicly listed, national technology driven real-estate platform company since November 2023, and brings a wealth of leadership and governance expertise to the Ionic Digital board. He also served as Chairman of the board of Digital Media Solutions, Inc. a digital performance marketing provider, from June 2023 to February 2025. Mr. Flanders has a distinguished career, having served as the CEO of several prominent companies, including eHealth, Inc, Playboy Enterprises, Freedom Communications, and Columbia House. As the CEO of eHealth, Inc., a position he held from May 2016 until October 2021, Mr. Flanders developed and executed a strategic growth plan that significantly expanded the company’s market share in the Medicare Advantage and small business insurance markets. His leadership was also pivotal in transforming Playboy Enterprises (CEO May 2009-May 2016 and Director July 2009-2019) into a brand management company. Mr. Flanders served as the President and Chief Executive Officer of Freedom Communications, Inc., including as a member of its board of directors from 2001 to 2009. From September 1999 to July 2005, he served as Chairman and Chief Executive Officer of Columbia House Company, which was acquired by Bertelsmann AG in July 2005 Mr. Flanders is both an attorney and a Certified Public Accountant (CPA), and he holds a B.A. in Economics from the University of Colorado and a J.D. from the Maurer School of Law at Indiana University. Mr. Flanders has been selected to serve as a Director due to his extensive executive leadership experience and his proven ability to drive growth and innovation in complex industries.

Oliver Wiener has served as a Director of Ionic Digital since July 2025. Mr. Wiener is the Founder and Managing Partner of Kensington Merchant Partners, a merchant bank, investment management and corporate development advisory business focused on Financials, Fintech, Insurance, Insuretech and Blockchain verticals, since January 2023. Previously, he served as a Portfolio Manager at Standard Investments from May 2021 until December 2022. Prior to that, Mr. Wiener served as Founding Team Member and Partner at BTIG, LLC, a global financial services firm from March 2003 until May 2021. Mr. Wiener has served as a member of the board of directors of Chain Bridge I (NASDAQ: CBRGU) since February 2024, and The National Security Group, Inc., an insurance holding company since October 2024. In addition, Mr. Wiener serves as a board observer at Figment Inc., a leading provider of blockchain infrastructure since 2022, an advisory board member at Extend since 2021, as well as advisor to investment firms Figment Capital since July 2021 and Hangar since March 2023. Mr. Wiener served as a founding member and former President of the board of the Association for Digital Asset Markets, a private, non-profit, industry-led, broad-based association of firms operating in the crypto asset space from November 2018 until May 2021. He is an active member of the Economic Club of New York and the University of Wisconsin College of Letters and Science Board of Visitors, as well as the UW Technology Entrepreneurship Office Advisory Council. He received a B.A. in Political Science and International Relations from the University of Wisconsin-Madison. Mr. Wiener was appointed to the Board in connection with the settlement of pending litigation and pursuant to the Cooperation Agreement.

Corporate Governance

Composition of the Board of Directors

Our business and affairs are managed by or under the direction of our Board. Elizabeth LaPuma serves as the Chair of our Board. Our Board is currently composed of six directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, the total number of directors constituting the Board shall be fixed by resolution adopted by a majority of the directors and the Board is a classified board with each director serving a staggered, three-year term. The directors are elected by the holders of the Class A common stock, voting as a separate class.

Subject to any special rights of the holders of one or more series of preferred stock to elect additional directors, the directors shall be divided, with respect to the time for which they hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The initial term of office of the Class I directors expired at the Company’s first annual meeting of stockholders held during 2025. Ms. LaPuma was reelected to serve as a Class I director for a full three-year term expiring at the third annual meeting of stockholders held following the 2025 annual meeting. The initial term of office of the Class II directors shall expire at the Company’s second annual meeting of stockholders; and the initial term of office of the Class III directors shall expire at the Company’s third annual meeting of stockholders. Our directors will be divided among the three classes as follows:

●	the Class I directors are Elizabeth LaPuma and Michael Abbate whose terms will expire at the annual meeting of stockholders to be held in 2028;

●	the Class II directors are Scott Flanders and Oliver Wiener whose terms will expire at the annual meeting of stockholders to be held in 2026; and

●	the Class III directors are Thomas DiFiore and Scott Duffy whose terms will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election. Each director’s term shall continue until the election and qualification of such director’s successor, or the director’s earlier death, resignation, disqualification or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of approximately one-third of the directors.

The classification of our Board may have the effect of delaying or preventing a change of our management, a change of control or other corporate actions. Under Delaware law and our amended and restated certificate of incorporation, for so long as our Board of Directors is divided into classes, our directors may be removed only for cause.

Director Independence

The rules of Nasdaq require that a majority of our Board be independent at the time of our initial public listing. An “independent director” is defined as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of Ms. LaPuma and Messrs. DiFiore, Duffy, Wiener, Abbate and Flanders do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Rules.

Committees of the Board of Directors

The standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. The members of each committee are appointed by the Board and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. The Board has also designated two special committees: a shareholder value committee and a strategic committee.

A copy of the charters for each of the respective committees is available on our website at https://ionicdigital.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Audit Committee

Our audit committee consists of Ms. LaPuma and Messrs. Flanders, and DiFiore, with Elizabeth LaPuma serving as the chair of the committee. The Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of Ionic’s audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Board has determined that Elizabeth LaPuma qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the Board has considered Ms. LaPuma’s formal education and previous and current experience in financial and accounting roles. Both Ionic’s independent registered public accounting firm and management periodically meet privately with Ionic’s audit committee.

The audit committee’s responsibilities include, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Ionic’s independent registered public accounting firm;

●	discussing with Ionic’s independent registered public accounting firm their independence from management;

●	reviewing with Ionic’s independent registered public accounting firm the scope and results of their audit;

●	pre-approving all audit and permissible non-audit services to be performed by Ionic’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and Ionic’s independent registered public accounting firm the interim and annual financial statements that Ionic’s files with the SEC;

●	reviewing and monitoring Ionic’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Compensation Committee

Our compensation committee consists of Messrs. Flanders, Abbate and DiFiore, with Mr. Flanders serving as the chair of the committee. Messrs. Flanders, Abbate and DiFiore are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The Board has determined that Messrs. Flanders, Abbate and DiFiore are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities include, among other things:

●	reviewing and setting or making recommendations to the Board regarding the compensation of Ionic’s executive officers;

●	making recommendations to the Board regarding the compensation of the Board;

●	reviewing and approving or making recommendations to the Board regarding Ionic’s incentive compensation and equity-based plans and arrangements; and

●	appointing and overseeing any compensation consultants.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Flanders, Ms. LaPuma and Mr. Wiener, with Mr. Flanders serving as the chair of the committee. The Board has determined that Messrs. Flanders and Wiener and Ms. LaPuma are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a nominating and corporate committee.

The functions of the nominating and corporate governance committee include:

●	identifying and recommending candidates for membership on the Board;

●	recommending directors to serve on the Board committees;

●	reviewing and recommending to the Board any changes to our corporate governance principles;

●	reviewing proposed waivers of the code of conduct for directors and executive officers;

●	overseeing the process of evaluating the performance of the Board; and

●	advising the Board on corporate governance matters.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Ionic will comply with future requirements to the extent they become applicable to Ionic.

Strategic Committee

Ms. LaPuma and Messrs. DiFiore, Abbate, Flanders and Wiener are members of this committee and there is no chair.

The functions of the Strategic Committee include:

●	making recommendations to the Board regarding the process to select a permanent Chief Executive Officer;

●	making recommendations to the Board to increase liquidity for stockholders; and

●	making recommendations to the Board regarding engagement of strategic advisors.

Code of Conduct and Ethics

We have a code of conduct and ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of conduct and ethics is available on our website, https://www.ionicdigital.com/corporate-governance .. The reference to our website address in this prospectus does not include or incorporate by reference the information on that website into this prospectus. We intend to disclose future amendments to certain provisions of this code of ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Board.

EXECUTIVE COMPENSATION

Introduction

This section provides certain information required by the rules of the SEC regarding the compensation of our “named executive officers” (defined as (1) all individuals who served as our chief executive officer during any part of the fiscal year ended December 31, 2024 (“fiscal 2024”), (2) our next most highly compensated executive officer still serving as of the end of fiscal 2024, and (3) two additional former executive officers who would have been the mostly highly compensated executive officer other than our chief executive officer for fiscal 2024, but for the fact that they were not serving as end of that year). As an emerging growth company, we have opted to comply with the executive compensation rules otherwise applicable to “smaller reporting companies,” as such term is defined in Rule 12b-2 under the Exchange Act. The primary objective of our executive compensation program is to attract and retain talented executives to manage and lead our Company effectively. The compensation packages for our named executive officers generally include a base salary, annual cash bonuses and other benefits.

In line with the above-described SEC requirements, our named executive officers for 2024 are:

●	Anthony McKiernan, our current Interim Chief Executive Officer (since December 2024);

●	Laura Schnaidt, our former Chief Legal Officer and Corporate Secretary (from November 2024 until August 2025);

●	John Penver, our former Interim Chief Executive Officer and former Chief Financial Officer (from July 2024 until December 2024);

●	Matt Prusak, our former Chief Executive Officer (from January 2024 until August 2024);

●	Charles Ammann, our former Chief Legal Officer and Corporate Secretary (from March 2024 until November 2024); and

●	Stuart Gleichenhaus, our former Interim Chief Financial Officer (from February 2024 until July 2024).

Summary Compensation Table

The following table provides summary information concerning compensation of our named executive officers for services rendered to us during 2024 in all capacities, including amounts paid before and/or after they were considered “executive officers.” We do not provide information for the fiscal year ended December 31, 2023 (“fiscal 2023”), because our Company was not formed until fiscal 2024 and our named executive officers were not providing services to Celsius Mining in fiscal 2023.

Name and Principal Position	Year	Salary(1) ($)	All Other Compensation(2)(3) ($)	Total ($)
Anthony McKiernan Interim Chief Executive Officer	2024	11,538	—	11,538
Laura Schnaidt Former Chief Legal Officer	2024	78,139	—	78,139
John Penver Former Interim Chief Executive Officer and Former Chief Financial Officer	2024	153,846	79,828	233,674
Matt Prusak Former Chief Executive Officer	2024	230,769	255,574	486,343
Charles Ammann Former Chief Legal Officer and Corporate Secretary	2024	261,538	8,500	270,038
Stuart Gleichenhaus Former Interim Chief Financial Officer	2024	—	675,250	675,250

(1)	Amounts reflect the named executive officer’s base salary earned as our employee during the fiscal year presented, except that for Ms. Schnaidt, the amount reflects fees paid pursuant to a professional services agreement between us and her. Mr. Penver’s base salary compensated him for his role as our Chief Financial Officer, with his services as our Interim Chief Executive Officer being compensated via a special stipend as described in footnote 2.

(2)	For Mr. Prusak, reflects severance of $250,000, COBRA premiums of $3,266, and $2,308 in matching contributions by us to his 401(k) account in connection with his separation (as further described under “Termination and Change in Control Provisions”). For Mr. Penver, reflects $71,077 for the special stipend that we paid him for his services as Interim Chief Executive Officer and $8,751 in matching contributions by us to his 401(k) account. For Mr. Ammann, reflects matching contributions by us to his 401(k) account.

(3)	Mr. Gleichenhaus performed services as our Interim Chief Financial Officer pursuant to a consulting agreement between us and his employer, FTI Consulting, Inc. (“FTI”), in which FTI agreed to provide his services to us as our temporary Chief Financial Officer, in exchange for a monthly consulting fee we paid directly to FTI. This column reflects the amount that, based on information available to us, FTI in turn paid to Mr. Gleichenhaus for his services to us in 2024.

Narrative Disclosure to Summary Compensation Table

Management Agreements

We entered into offer letters with Messrs. McKiernan, Penver, Prusak and Ammann on December 9, 2024, May 8, 2024, February 14, 2024 and March 13, 2024, respectively, providing for the terms of their at-will employment with us, and including (i) annual base salary, (ii) eligibility for an annual performance bonus and in some cases additional special bonuses, and (iii) participation in our benefit plans in accordance with our policies.

We entered into a professional services agreement with Ms. Schnaidt on October 26, 2024, as later amended, providing for the terms of her services as an at-will non-employee consultant to us, and including (i) a monthly consulting fee, (ii) reimbursement of reasonable out-of-pocket expenses incurred by her in the performance of her duties, and (iii) our indemnification and exculpation obligations to Ms. Schnaidt in connection with her services to us.

We did not have any management agreements directly with Mr. Gleichenhaus, because he performed services to us pursuant to a consulting agreement between us and his employer, FTI, in which FTI agreed to provide his services to us as our temporary Chief Financial Officer, in exchange for a monthly consulting fee we paid directly to FTI. For payments made by FTI to Mr. Gleichenhaus for his service to us, see “—Summary Compensation Table” above.

Base Salaries

Our named executive officers received in fiscal 2024 and those still serving currently receive a base salary to compensate them for services rendered to us, other than Ms. Schnaidt, who received monthly consulting fees directly from us, and Mr. Gleichenhaus, who was paid by his employer FTI. The base salary or consulting fee for each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. The annual base salaries for 2024 were as follows: for Mr. McKiernan, $500,000; for Mr. Penver, $400,000; for Mr. Prusak, $500,000; and for Mr. Ammann, $425,000. Ms. Schnaidt’s monthly consulting fee for fiscal 2024 was $40,000. Mr. Penver also received a special stipend of $71,077 for service as our Interim Chief Executive Officer.

Annual Bonuses

We provided in fiscal 2024 and currently provide incentive compensation in the form of annual performance bonuses to our named executive officers, except for Ms. Schnaidt, who served through a consulting arrangement and thus was not eligible for a performance bonus, and Mr. Gleichenhaus, who was employed by FTI. The annual bonuses are determined by our board of directors or compensation committee, based on both individual performance of the named executive officer and our overall corporate performance, generally in accordance with performance milestones established by our board or compensation committee. The performance goals differ from executive to executive, and, in most cases, each executive’s target annual bonus opportunity is equal to a predetermined percentage of his or her base salary. Near the beginning of each year, we select the performance targets, target amounts, target award opportunities and other terms and conditions of annual bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the board or compensation committee determines the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers. We may also pay sign-on, special retention, or other discretionary bonuses from time to time as a way of attracting and retaining top talent. All bonuses may be paid in cash or equity at the discretion of the board or compensation committee.

The target opportunities for the annual performance bonuses for our eligible named executive officers in fiscal 2024 were as follows (expressed as a percentage of base salary for all individuals, other than Mr. Prusak, whose target bonus was expressed as a dollar amount): for Mr. McKiernan, 100%; for Mr. Penver, 50%; for Mr. Prusak, $250,000; and for Mr. Ammann, 75%. Mr. Ammann was also entitled to receive a special one-time performance bonus, with a payout contingent on the listing of our common stock occurring in fiscal 2024. None of these performance bonuses were paid out for fiscal 2024, due either to performance and/or the named executive officer leaving the Company before the payout date. For the reasons described above, Ms. Schnaidt and Mr. Gleichenhaus were not eligible for annual performance bonuses.

In addition, Mr. Prusak was promised a special retention bonus for fiscal 2024, as further described under “Termination and Change in Control Provisions.”

Equity Awards

Historically, we have not maintained equity incentive plans in which our named executive officers have participated and have not made equity grants to our named executive officers. We believe that equity incentives motivate executive officers to achieve exemplary results, reward performance, incentivize retention, and align the interests of our executive officers with those of our stockholders. The Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), which was adopted on the Plan Effective Date, allows us to grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of September 30, 2025, we had reserved 4,317,960 shares (subject to an evergreen) under the Omnibus Plan.

Pension Benefits and Non-qualified Deferred Compensation Benefits

Our named executive officers did not in fiscal 2024 and currently do not participate in, or otherwise receive any benefits under, any pension plan or non-qualified deferred compensation plan sponsored by us.

Retirement Plan

We have a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan covers all employees, including our named executive officers, who may contribute up to statutory limits imposed by the Internal Revenue Code. We provide matching contributions of 100% for the first three percent of eligible compensation for enrolled employees and 50% of the next two percent of eligible compensation for enrolled employees.

Other Benefits

The health, safety and well-being of employees is paramount. We provided in fiscal 2024 and currently provide to all our employees, including our named executive officers employed by us, certain broad-based benefits that are intended to attract and retain employees while providing them with health and welfare security. Other than the retirement plan discussed above, broad-based employee benefits include medical, dental and other benefits.

Outstanding Equity Awards as of December 31, 2024

None of our executive officers currently own, nor as of December 31, 2024 owned, any outstanding equity awards in our Company.

Termination and Change in Control Provisions

We did not in fiscal 2024 and do not currently maintain any severance or change in control agreements or arrangements with our named executive officers, except for Mr. Prusak, with whom we entered into a separation and release agreement on August 13, 2025 (the “Separation Agreement”) in connection with his separation from us, amending certain severance terms initially in his offer letter. Mr. Prusak’s offer letter provided that he would receive a special retention bonus if he remained employed by us until at least August 14, 2025, and that if he was terminated without “cause” or resigned for “good reason” (each as defined in the applicable documents) before then, he was entitled to receive a pro-rated amount of such bonus, equal to $250,000 multiplied by the actual number of days he worked for us divided by 180. The Separation Agreement amended his severance entitlements and provided that Mr. Prusak was entitled to receive the full amount of $250,000 as a one-time severance payment, as well as COBRA premiums through the earlier of 12 months after his separation and the date he became covered under another employer’s group health insurance plan. In connection with the consummation of our listing, we plan to establish a new severance plan, as described further under “Compensation Arrangements to Be Adopted in Connection with this Listing.”

Executive Compensation Arrangements for Fiscal 2025

For the fiscal year ending December 31, 2025 (“fiscal 2025”), the annual base salary for Mr. McKiernan remains at $500,000 and target bonus opportunity for his annual performance-based bonus remains at 100% of his base salary.

Director Compensation

Our non-employee directors who served during fiscal 2024 earned the aggregate amounts of compensation for 2024 set forth in the table below. Additionally, we provided in fiscal 2024 and currently provide reimbursement to non-employee directors for their reasonable expenses related to their service on our board.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
Emanuel Aidoo	247,030	165,000	412,030
Thomas Difiore	263,828	165,000	428,828
Scott Duffy	279,060	165,000	444,060
Scott N. Flanders	141,552	165,000	306,552
Asher K. Genoot	93,910	165,000	258,910
Achim Max Holmes	91,030	165,000	256,030
Elizabeth LaPuma	316,709	165,000	481,709
Hartwell McIntyre Gardner	96,255	165,000	261,255
Steven Price	102,746	165,000	267,746

(1)	Amounts reflect annual cash retainers paid to our non-employee directors for service on our board and/or committees, prorated based on the number of days served by each director during fiscal 2024. The annual cash retainer amounts were as follows: all non-employee directors, $75,000; chairperson of the board, $40,000; audit committee chairperson, $40,000; other audit committee member(s), $20,000; compensation committee chairperson, $15,000; other compensation committee member(s), $7,500; nominations and governance committee chairperson, $10,000; other nominations and governance committee member(s), $5,000; emergence committee chairperson, $195,000; and other emergence committee member(s), $180,000. In 2024, non-employee directors also had a one-time option to defer receipt of any portion of their cash retainers and instead receive such portion in the form of equity, which would vest to the extent that we listed our common stock in 2024. Mr. Duffy elected to defer 10 percent of his total 2024 cash retainers in the form of equity, but this portion was ultimately paid out to him in cash as we did not list in 2024.

(2)	In 2024, we made a one-time restricted stock unit (“RSU”) grant of $165,000 to each of our non-employee directors, which would vest to the extent that we listed our common stock in 2024. As that vesting condition was not achieved, the awards were forfeited and converted to cash at the end of 2024. As a result, our directors had no outstanding equity awards as of December 31, 2024.

(3)	The grant date fair values were computed in accordance with Financial Accounting Standards Codification Topic 718, Compensation - Stock Compensation (“FASB ASC Topic 718”), based on assumptions in Note 12 to our consolidated financial statements included elsewhere in this prospectus.

For fiscal 2025, our non-employee directors continue to receive annual cash retainers, prorated based on the number of days served during fiscal 2025, as well as an annual equity grant. The 2025 annual cash retainer amounts are as follows, starting from the second quarter, with payments in the first quarter based on 2024 amounts: all non-employee directors, $90,000; chairperson of the board, $150,000; audit committee chairperson, $40,000; other audit committee member(s), $10,000; compensation committee chairperson, $20,000; other compensation committee member(s), $10,000; nominations and governance committee chairperson, $20,000; other nominations and governance committee member(s), $10,000; strategy committee chairperson, $20,000; and other strategy committee member, $10,000. All non-employee directors received an equity grant of 37,375 RSUs under our Omnibus Plan, which vest rateably over three years starting on the date of the annual meeting of stockholders, commencing in 2026. If a non-employee director is not re-elected or otherwise ceases to be a director prior to the following annual meeting, other than due to death or disability or a change of control, the unvested portion of these RSUs will be forfeited, and upon a change of control, any unvested and non-forfeited portion of these RSUs will be accelerated. Finally, we made an additional equity grant in early fiscal 2025 to all of our non-employee directors who were serving at that time, which has since been converted into $82,500 in cash.

Compensation Governance

Executive compensation and related decisions, including the strategic oversight of our compensation and benefit programs, are made by the Board, based on the recommendation of the Compensation Committee with the assistance of our management. Our Board also determines our non-employee director compensation, based on the recommendation of the Compensation Committee. For more information, see “Management and Governance—Corporate Governance—Compensation Committee.” For fiscal 2024 and 2025, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”), to assist it in developing its recommendations on non-employee director compensation. FW Cook provided and continues to provide benchmarking services on each element of compensation and the total compensation of our non-employee directors, as well as related guidance and advice, to help the Compensation Committee design a recommended program appropriate for a company of our size, industry, maturity and complexity.

Compensation Arrangements to Be Adopted in Connection with this Listing

Equity Grant Procedures

Historically, we have not granted equity to our executive officers, directors or employees, other than RSU grants to our non-employee directors. As a matter of policy, we do not permit the timed disclosure of material non-public information for the purpose of affecting the value of executive compensation. In connection with the consummation of our listing, to the extent we make equity grants to a broader population than those who have received equity historically, we intend to adopt and implement more developed practices around the grant of equity awards, which will ensure that we continue adhering to this policy.

Severance Plan

In connection with the consummation of our listing, we plan to adopt a new severance plan. We have not yet determined the terms of the plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Transactions Involving Related Parties

The following disclosure summarizes the material provisions of the various agreements currently or formerly with Ionic Digital’s related parties and is qualified by the full text of the agreements, a copy of each which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Mining Management Services Agreement

We entered into the Mining MSA as of the Plan Effective Date with Hut 8. The Mining MSA provided that Hut 8 would manage and oversee certain aspects of the bitcoin mining business operations of the Company and its subsidiaries. The capped construction cost also applied to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.

The Mining MSA initially provided for an initial term of four years, with an option to extend for an additional year at the discretion of the Board or an automatic extension for an additional year should the Company’s EH/s equal to or be greater than 23 EH/s at any point on or prior to the third anniversary of the Mining MSA. Under the terms of the Mining MSA, Hut 8 was entitled to receive an annual management fee of $20.4 million, subject to certain project related adjustments and a consumer price index (“CPI”) adjustment during the one-year extension period. Additionally, the Company was required to reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board or otherwise approved by the Board. The Mining MSA was subject to customary representations and warranties by both parties, and each of Hut 8 and the Company agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provided that, subject to certain conditions, Hut 8 would not be liable for or responsible to the Company if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in miners and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 was to be proportionately reduced. Furthermore, the Mining MSA provided that it may be terminated by mutual agreement, by the Company for cause or in certain circumstances, or by Hut 8 for cause. On June 19, 2024, the Company and Hut 8 amended and restated the Mining MSA to, among other things, (i) reduce Hut 8’s annual management fee to $15.0 million per year, (ii) eliminate an early termination condition tied to the effectiveness of the Company’s Form 10 filing, (iii) allow the Company to terminate the Mining MSA for any reason, subject to payment of a reduced termination fee equal to $22.5 million, and (iv) obligate Hut 8 to perform management and construction services for the Cedarvale site with enhanced performance standards, reporting obligations and milestones, including setting December 17, 2024 as the deadline for Hut 8 to substantially complete construction and energization of a 200 MW bitcoin mining facility at Cedarvale with a penalty to Hut 8 of $1 million per month of delay, up to a maximum penalty of $6 million. A copy of the amended and restated Mining MSA is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Company terminated the Mining MSA effective as of December 10, 2024, pursuant to the terms of the agreement, which did not require the Company to pay a termination fee. Our former Chief Executive Officer was previously an employee of a subsidiary of Hut 8 and two of our initial directors were appointed by Hut 8 before the termination of the Mining MSA.

Contribution Agreement

We entered into a contribution agreement as of the Plan Effective Date (as amended on June 19, 2024, the “Contribution Agreement”) with Hut 8, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part. The Contribution Agreement provides that Hut 8 will purchase from us, for an aggregate purchase price of $6,378,000 (the “Initial Plan Sponsor Investment”), the number of shares of our Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of our Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of our Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of our Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board at Plan Effective Date and (b) a fraction, the numerator of which is the Initial Plan Sponsor Investment and the denominator of which is the Company Net Asset Value (as defined in the Contribution Agreement). If the Mining MSA was not terminated by the Company prior to the listing of the Company’s Common Stock on a national securities exchange, then Hut 8 agreed to purchase from the Company, for an aggregate purchase price of $6,378,000, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which is $6,378,000, and the denominator of which is the Company Net Asset Value. If the Mining MSA was extended beyond its initial term, then Hut 8 agreed to purchase additional shares of our Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3,189,000 for year five, subject to a maximum purchase price of $15,945,000 in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment are referred to collectively as the “Plan Sponsor Shares.”

The Contribution Agreement is subject to customary representations and warranties. From the effective date of the Contribution Agreement through the second anniversary thereof (the “Lock-up Period”), Hut 8 will not, without our prior written consent, either directly or indirectly: (i) offer, sell, contract to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of, make any short sale or otherwise transfer or dispose of, directly or indirectly, the Initial Plan Sponsor Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Initial Plan Sponsor Shares, subject to certain customary exclusions. During the last year of the Lock-Up Period, if the trading price of our Class A common stock is equal to or greater than 150% of the NAV per Share (as defined in the Contribution Agreement), Hut 8 may sell up to 30% of the Initial Plan Sponsor Shares, and if the trading price of our Class A common stock is equal to or greater than 200% of the NAV per Share, Hut 8 may sell up to 60% of the Initial Plan Sponsor Shares.

Under the terms of the Contribution Agreement, Hut 8 agreed to vote all Plan Sponsor Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Plan Sponsor Shares were also subject to the “— Investors’ and Registration Rights Agreement” described below.

Pursuant to the Contribution Agreement, on January 31, 2024 Hut 8 made an initial investment in the Company of $6.4 million cash in exchange for 374,261 shares of Ionic Digital Class A common stock. As these shares were issued at a price discounted from the $20.00 per share fair value of Ionic Digital’s Class A common shares, the Company recognized stock compensation expense in the amount of the discount of $1.1 million on the date of issuance, which is included within General and administrative expenses on the Consolidated Statement of Operations during the eleven months ended December 31, 2024.

The Company terminated the Contribution Agreement prior to listing its common shares on a national exchange. As such, no additional capital contributions have been made.

Restricted Stock Agreement

We entered into a restricted stock agreement (the “Restricted Stock Agreement”) with Hut 8. Among other things, the Restricted Stock Agreement provided that Hut 8 would receive 670,801 shares of our Class A common stock (the “RSPA Shares”) (representing 1.59405% of the Class A common stock on a fully-diluted basis) as partial consideration for entering into the MSA on the Plan Effective Date. The RSPA Shares were to vest in equal proportions on each anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement. In connection with the termination of the Mining MSA, all RSPA shares were cancelled.

Warrant Agreements

We entered into five separate (but substantively identical) warrant agreements with Hut 8 as of the Plan Effective Date (the “Warrant Agreements”). Among other things, each of the Warrant Agreements provided that Hut 8 was entitled to purchase from us a number of shares of our Class A common stock equal to (a) 0.31881% of the number of shares of our Class A common stock outstanding minus (b) the aggregate number of shares of our Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements. The Warrant Agreements had exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA were to be extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. In connection with the termination of the Mining MSA, all outstanding warrants were canceled.

Investors’ and Registration Rights Agreement

We entered into an Investors’ and Registration Rights Agreement as of the Plan Effective Date (the “Registration Rights Agreement”) with Hut 8.

Among other things, the Registration Rights Agreement provided that Hut 8 could require us to, pursuant to the terms of and subject to the limitations contained in Registration Rights Agreement, prepare and file with the SEC a registration statement registering the offering and sale of the Registrable Securities (as such term is defined in the Registration Rights Agreement) held by Hut 8 and the other holders of Registrable Securities, provided that such Registrable Securities (i) had an aggregate value of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represented at least 15% of the Registrable Securities eligible for registration. The registration rights were subject to the other limitations contained in the Registration Rights Agreement, including without limitation, that such registration rights were limited to four Demand Registrations (as such term is defined in the Registration Rights Agreement). Additionally, subject to certain customary restrictions, if the Company proposed to file a registration statement under the Securities Act with respect to an offering of Class A common stock by the Company, the Company should have used commercially reasonable efforts to include in such registration statement the Registrable Securities for which it had received written requests for inclusion therein.

Under the terms of the Registration Rights Agreement, Hut 8 agreed to vote all Covered Shares (as such term is defined in the Registration Rights Agreement) owned by Hut 8 in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Mining MSA was terminated effective as of December 10, 2024. All of our obligations under the Registration Rights Agreement other than certain indemnification obligations have terminated.

Alpha Hosting Agreement

On August 8, 2023, Celsius Mining entered into the Alpha Hosting Agreement with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renewal for four consecutive twelve month terms. The Alpha Hosting Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA. We mutually terminated the Alpha Hosting Agreement in November 2024.

Related Party Transaction Policy

We have adopted a formal policy for the review, approval or ratification of related party transactions. The transactions discussed above were not reviewed, approved or ratified in accordance with any such policy; all of them were negotiated between Celsius and Celsius Mining (as debtors-in-possession) and the Official Committee of Unsecured Creditors in the Bankruptcy and approved by the Bankruptcy Court as part of the Plan. The Mining MSA, Contribution Agreement, Warrant Agreements and Investors’ and Registration Rights Agreement involved Hut 8 as a counterparty. Our initial and former CEO, Matt Prusak, and two of our former directors, Asher Genoot and Steven Price, each owned shares in Hut 8 Corp. This created the potential for a conflict of interest in any agreement between Ionic Digital and Hut 8.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.

In addition, our audit committee, pursuant to our audit committee’s written charter, has the responsibility to review and approve related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each member of our management team to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

We have filed a copy of our code of ethics and our audit committee charter as exhibits to this registration statement of which this prospectus is part. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. Following effectiveness of this registration statement of which this prospectus is part, the code of ethics will be available on our website. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Director and Officer Indemnification

The Governing Documents provide for indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.

PRINCIPAL AND REGISTERED STOCKHOLDERS

Principal and Security Ownership of Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Class A common stock as of September 30, 2025. The table below sets forth such beneficial ownership for:

●	each stockholder that is a beneficial owner of more than 5% of the Class A common stock (based on information that was publicly available or made available to the Company as of September 30, 2025);

●	each director or director nominee;

●	each named executive officer; and

●	all directors, director nominees and executive officers as a group.

The registration statement of which this prospectus forms a part registers for resale shares of Class A common stock held by the Registered Stockholders who are our affiliates. The Registered Stockholders may from time to time offer and sell any or all of the shares of Class A common stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. Such sales, if any, will be made through brokerage transactions on Nasdaq at prevailing trading prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of Class A common stock or the prices at which any such sales may occur. See the section titled “Plan of Distribution.” The number of shares of Class A common stock being registered does not represent the number of shares of Class A common stock eligible for future sale in the public market following our listing on Nasdaq. See the section titled “Shares Eligible for Future Sale.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of Class A common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Class A common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management and Governance” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus is part effective for a period of 90 days after the effectiveness of the registration statement of which this prospectus is part. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing. See the section titled “Plan of Distribution.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options, within 60 days of September 30, 2025. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida 33134.

Name	Class A Common Stock of Ionic Digital Beneficially Owned (1)	Percentage of Outstanding Shares Beneficially Owned (1)	Shares of Class A Common Stock Being Registered
Celsius Network LLC	4,264,919	11.41%	—
Elizabeth LaPuma	—	*	—
Michael Abbate	—	*	—
Thomas DiFiore(2)	50,973	*	50,973
Scott Duffy(3)	108,419	*	108,419
Scott Flanders	—	*	—
Oliver Wiener	—	*	—
Anthony McKiernan	—	*	—
Laura Schnaidt	—	*	—
Matt Prusak	—	*	—
Charles Anmann	—	*	—
Stuart Gleichenhaus	—	*	—
Directors and executive officers as a group (8 Persons)	159,392	*	159,392

(1)	The percentage of Class A common stock beneficially owned by each person is based on 37,374,261 shares of Class A common stock and issued and outstanding as of September 30, 2025. Beneficial ownership representing less than one percent is denoted with an “*.”

(2)	Consists of (i) 29,673 shares of Class A common stock held of record by THOMAS DIFIORE CHILDRENS GST INVESTMENT IRRV TR (the “Children’s Trust”), (ii) 20,148 shares of Class A common stock held of record by DIFIORE ASA IRREVOCABLE GST TRUST (the “ASA Trust”), (iii) 1,099 shares of Class A common stock held of record by DIFIORE TSA IRREVOCABLE GST TRUST (the “TSA Trust”), and (iv) 53 shares of Class A common stock held of record by Ashley DiFiore, Mr. DiFiore’s wife. Mr. DiFiore is the settlor/grantor, but not the trustee, of each of the THOMAS DIFIORE CHILDREN’S GST INVESTMENT IRREVOCABLE TRUST, the DIFIORE ASA IRREVOCABLE GST TRUST, and the DIFIORE TSA IRREVOCABLE GST TRUST. He has no voting or dispositive power over any shares held by these trusts. With respect to the DIFIORE TSA IRREVOCABLE GST TRUST, Mr. DiFiore is the sole beneficiary and may be deemed to have a pecuniary interest in the shares held by that trust; accordingly, he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. With respect to the Children’s Trust and the ASA Trust, Mr. DiFiore is not a beneficiary and disclaims beneficial ownership of the shares held by those trusts. The inclusion of any such shares herein shall not be construed as an admission by Mr. DiFiore that he is the beneficial owner thereof for purposes of Section 13(d) of the Exchange Act or otherwise.

(3)	Reported shares are held of record by ICB Solutions Inc. Mr. Duffy is the sole shareholder of ICB Solutions Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Future issuances or sales of substantial amounts of our Class A common stock in the public market, or the perception that such issuances or resales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future issuances or resales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

As of September 30, 2025, we had a total of 37,374,261 shares of Class A common stock issued and outstanding. Our outstanding shares are freely tradable without restriction or further registration under the Securities Act, except that any shares held by any affiliates, as that term is defined under Rule 144 of the Securities Act, will be considered control securities and may be sold only in compliance with the limitations described below.

Market Information

Currently, there is no public market for our Class A common stock. We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.” As of September 30, 2025, our Class A common stock was held by approximately 81,770 stockholders of record. Such numbers do not include beneficial owners holding our securities through nominee names.

The Registered Stockholders may offer and sell, from time to time, any or all of the shares of Class A common stock being offered for resale by this prospectus, pursuant to a direct listing on the Nasdaq Global Select Market. The resale of the shares of Class A common stock by the Registered Stockholders is not being underwritten by any investment bank, which makes this listing different from an underwritten initial public offering.

Shares of Class A Common Stock Issued at the Plan Effective Date Eligible for Future Sale

Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the registration, issuance and distribution of our Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims pursuant to the Plan (as defined in the section titled, “Business—History”) is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the registration, issuance, distribution or sale of securities. The shares of our Class A common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

●	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

●	offers to sell securities offered under a plan of reorganization for the holders of those securities;

●	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

●	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received Class A common stock issued under the Plan that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.

Whether or not any particular person would be deemed an “underwriter” with respect to our Class A common stock received pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that will receive our Class A common stock pursuant to the Plan will be deemed an “underwriter” with respect to such shares.

Securities Authorized for Issuance under Equity Compensation Plan

On the Plan Effective Date, the Company adopted the Omnibus Plan, pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of September 30, 2025, the Company has reserved 4,317,960 shares (subject to an evergreen) under the Omnibus Plan.

Rule 144

Affiliate Resales

In general, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 373,742 shares upon the effectiveness of the registration statement of which this prospectus forms a part; or

●	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Non-Affiliate Resales

In general, a person who is not an affiliate of ours at the time of sale, or has not been an affiliate at any time during the three months preceding a sale, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the amended and restated certificate of incorporation (for purposes of this section, the “Certificate of Incorporation”) and the amended and restated bylaws (for purposes of this section, the “Bylaws” and together with the Certificate of Incorporation, the “Governing Documents”) which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Certificate of Incorporation and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

General

The total amount of our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, $0.00001 par value per share, one share of Class B common stock, $1.00 par value per share, and 15,000,000 shares of preferred stock, $0.00001 par value per share (the “preferred stock”).

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock.

Voting Rights

Except as otherwise provided, holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

The holders of Class A common stock will not have cumulative voting rights. Accordingly, holders of a majority of the voting power of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.

The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

In connection with the termination of the Mining MSA, we redeemed the sole authorized and outstanding share of Class B common stock for $1.00. The Class B common stock may not be reissued.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our Class A common stock is neither convertible nor redeemable, and our Class B common Stock was not convertible. Unless our Board determines otherwise, we will issue all of our capital stock in uncertificated form.

Dividends and Distributions

Subject to the preferential or other rights that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably those dividends and distributions, if any, as may be declared by the Board out of legally available funds. The Class B common stock was not entitled to dividends or other distributions.

Liquidation, Dissolution and Winding Up

In the event of our liquidation, dissolution or winding up, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. While the Class B common stock was outstanding, the holder of Class B common stock was not entitled to receive any assets in respect of such share.

Transfer Restrictions

Until the later of (i) effectiveness of a registration statement filed by us with the SEC under the Exchange Act or (ii) the listing of the Class A common stock on Nasdaq or another registered securities exchange, the Class A common stock may not be sold, transferred, pledged or otherwise disposed of without written authorization from the Board. Board authorization is not required for transfers of shares of Class A common stock required by law or upon the death or disability of a holder, but the transfer restrictions will continue to apply to such shares.

Prior to its redemption, the Class B common stock share was not permitted to be sold, transferred, pledged or otherwise disposed of to any person other than to a successor by way of merger or consolidation of Ionic Digital (or pursuant to a redemption by us).

Assessment

All shares of common stock were, or will be, when issued, duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designation, vesting, powers, preferences and relative, participating, optional or other special rights of preferred stock, including voting powers, dividend rights, liquidation rights, redemption rights and conversion rights and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our Class A common stock, restricting dividends on our Class A common stock, diluting the voting power of our Class A common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team, including the following:

Advance Notice Requirements for Stockholder Proposals

Our Certificate of Incorporation and our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting or special meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting or special meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, or repealed by a majority vote of our Board.

Board Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors will be classified into three classes of directors with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors. See the section titled “Corporate Governance— Composition of the Board of Directors Board Composition and Structure” herein.

Delaware Anti-Takeover Statute

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation provides that our stockholders are not able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our Board. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chair of our Board, by the Board acting pursuant to a resolution adopted by a majority of the directors then in office or by holders of at least 25% of the outstanding voting stock entitled to vote that have delivered a request to our secretary, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that we indemnify them to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL.

Our amended and restated certificate of incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by the DGCL, our amended and restated certificate of incorporation or our bylaws, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act.

Because the forum selection provision only applies to the extent permitted by law, the forum selection provision does not apply to any claim for which the federal courts have exclusive jurisdiction. In particular, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and therefore the forum selection provision does not apply to such suits.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and of

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Odyssey Transfer and Trust Company.

Listing

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.”

PLAN OF DISTRIBUTION

The Registered Stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the Nasdaq Global Select Market or any other public exchange or registered alternative trading system at prevailing market prices at any time after the shares of Class A common stock are listed for trading thereon.

We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the registered stockholders, except we will engage financial advisors with respect to certain other matters relating to our listing, as further described below. As such, we do not anticipate receiving any notice as to if and when any Registered Stockholder may elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged J.P. Morgan, Citigroup, and BTIG, as our financial advisors to advise and assist us with respect to certain matters relating to our listing. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market.

In addition, J.P. Morgan will determine when our shares of Class A common stock are ready to trade and to approve proceeding with the opening of trading at the current reference price (as defined below). However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein.

On the day that our shares of Class A common stock are initially listed on the Nasdaq Global Select Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative current reference price on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Class A common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to J.P. Morgan and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which J.P. Morgan, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once J.P. Morgan has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the current reference price (as defined below) for our shares of Class A common stock, in accordance with Nasdaq’s rules. If J.P. Morgan then approves proceeding at the current reference price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with J.P. Morgan and other market participants (including the other financial advisors). Upon completion of such price validation checks the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Global Select Market will commence.

Under Nasdaq’s rules, the “current reference price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan, Citigroup and BTIG in their capacities as financial advisors. J.P. Morgan, Citigroup and BTIG will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the current reference price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential current reference price when orders to buy shares of Class A common stock at an entered bid price that is greater than or equal to such potential current reference price are matched with orders to sell a like number of shares of Class A common stock at an entered asking price that is less than or equal to such potential current reference price.

To illustrate, as a hypothetical example of the calculation of the current reference price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of Class A common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Class A common stock at an entered asking price of $10.00 per share — the current reference price would be determined as follows:

●	Under clause (i), if the current reference price is $10.00, then the maximum number of additional shares that can be matched is 200. If the current reference price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

●	Because more than one price under clause (i) exists, under clause (ii), the current reference price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the current reference price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

●	Because more than one price under clause (ii) exists, then under clause (iii), the current reference price would be the entered price at which orders for shares of Class A common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the current reference price because orders for shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

J.P. Morgan, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Class A common stock are ready to trade and approve proceeding at the current reference price primarily based on consideration of volume, timing, and price. In particular, J.P. Morgan will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the current reference price. If J.P. Morgan does not approve proceeding at the current reference price (for example, due to the absence of adequate pre-opening buy and sell interest), J.P. Morgan will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our shares of Class A common stock, the financial advisors and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a current reference price, the number of shares that can be paired off the current reference price, the number of shares that would remain unexecuted at the current reference price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Global Select Market from various broker-dealers. Consequently, the public price of our shares of Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly.

In addition, in order to list on the Nasdaq Global Select Market, we are also required to have at least three registered and active market makers. We understand that J.P. Morgan, Citigroup and BTIG intend (but are not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our financial advisors may assist interested registered stockholders with the establishment of brokerage accounts.

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.

The Registered Stockholders may from time to time transfer, distribute (including distributions in kind by Registered Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Class A common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the registered stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of certain material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock, but does not purport to be a complete analysis of all potential tax consequences related thereto. This discussion applies only to holders that hold our Class A common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of our stock;

●	persons that acquired our Class A common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	tax-qualified retirement plans;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to our Class A common stock;

●	persons holding our Class A common stock as part of a “straddle,” constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

●	non-U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

●	tax-exempt entities;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	controlled foreign corporations; and

●	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our Class A common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of U.S. state or local or foreign taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR CLASS A COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE AND LOCAL, AND NON-U.S. TAX LAWS.

Definition of Non-U.S. Holder

As used herein, the term “non-U.S. holder” means a beneficial owner of our Class A common stock (other than a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, not a U.S. person.

A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

Taxation of Distributions

In general, any distributions (including constructive distributions, but not including certain distributions of our stock or rights to acquire our stock) we make to a non-U.S. holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. holder by us or the applicable withholding agent, including from other property subsequently paid or credited to such holder.

Any distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of its shares of our Class A common stock, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock” below.

The withholding tax generally does not apply to dividends paid to a non-U.S. holder who provides a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate), as adjusted for certain items.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock, unless:

●	the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder);

●	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

●	we are or have been a “United States real property holding corporation” (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the applicable Class A common stock, except, in the case where shares of our Class A common stock are “regularly traded on an established securities market” (within the meaning of applicable Treasury regulations, referred to herein as “regularly traded”), and the non-U.S. holder has owned, directly, indirectly, and constructively, 5% or less of our Class A common stock at all times within the shorter of the five-year period preceding such disposition of Class A common stock or such non-U.S. holder’s holding period for such Class A common stock. We can provide no assurance as to our future status as a “United States real property holding corporation” (as defined below) or as to whether our Class A common stock will be considered to be regularly traded. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses realized during the same taxable year (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. Any amounts withheld may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

We would be classified as a “United States real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We believe that we are not currently a United States real property holding corporation. However, since the determination of whether we are a United States real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a United States real property holding corporation nor can there be any assurance we will not become one in the future.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments to a non-U.S. holder of distributions. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding requirements.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner complies with certification procedures to establish that it is not a United States person.

The certification requirements referenced in this section generally will be satisfied if the non-U.S. holder furnishes a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, as well as any information reporting requirements that may be applicable in their particular circumstances.

FATCA Withholding Taxes

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) impose withholding of 30% on payments of dividends (including constructive dividends) on our Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Withholding of 30% under FATCA was scheduled to apply also to payments of gross proceeds from the sale or other disposition of shares of our Class A common stock beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. However, there can be no assurance that final Treasury regulations will provide the same exceptions from FATCA withholding as the proposed Treasury regulations. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by White & Case LLP. Latham & Watkins LLP, New York, New York, is legal advisor to the financial advisors.

CHANGE IN ACCOUNTANTS

On April 30, 2024, RSM US LLP resigned as our independent registered public accountant. RSM US LLP audited the consolidated financial statements the Company for the years ended December 31, 2023 and 2022. The audit report did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change our independent registered public accountant was approved by the audit committee of our Board.

During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, there were no (i) disagreements as defined in Item 304(a)(1)(iv) of Regulation S-K between the Company and RSM US LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused RSM US LLP to make reference in connection with its report to the subject matter of the disagreement during the period from RSM US LLP’s engagement on February 1, 2024 to its resignation on April 30, 2024. During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the Company’s internal control over financial reporting as of December 31, 2023 related to a lack of segregation of duties within the accounting and financial reporting function and the misapplication of transfer pricing allocation percentages resulting in incorrect costs (i.e., service fees) attributable to Celsius Mining.

We will provide RSM US LLP with a copy of the foregoing disclosure and request that RSM US LLP provide a letter addressed to the SEC stating whether it agrees with the above facts and, if not, stating the respects in which it does not agree. A copy of RSM US LLP’s letter will be filed in a future filing as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On August 27, 2024 the audit committee of our Board approved the engagement of BDO USA, P.C., effective October 17, 2024 as the Company’s independent registered public accounting firm.

During the years ended December 31, 2023 and 2022, and the subsequent interim period through April 30, 2024, neither we, nor anyone acting on our behalf, consulted with BDO USA, P.C. on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

The consolidated financial statements of Ionic Digital Inc. as of December 31, 2024 (Successor) and for the eleven month period ended December 31, 2024 (Successor) and for the one month period ended January 31, 2024 (Predecessor), included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Celsius Mining LLC (Predecessor) as of December 31, 2023 and for the year ended December 31, 2023, included in this prospectus, have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. We also maintain a website at https://www.ionicdigital.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2024 (Successor) and as of December 31, 2023 (Predecessor)	F-4

Consolidated Statements of Operations for the eleven months ended December 31, 2024 (Successor) and for the one month ended January 31, 2024 (Predecessor) and the twelve months ended December 31, 2023 (Predecessor)	F-5

Consolidated Statements of Changes in Equity (Deficit) for the eleven months ended December 31, 2024 (Successor) and for the one month ended January 31, 2024 (Predecessor) and the twelve months ended December 31, 2023 (Predecessor)	F-6

Consolidated Statements of Cash Flows for the eleven months ended December 31, 2024 (Successor) and for the one month ended January 31, 2024 (Predecessor) and the twelve months ended December 31, 2023 (Predecessor)	F-7

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ionic Digital Inc.

Coral Gables, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Ionic Digital Inc. (the “Company”) as of December 31, 2024 (Successor), the related consolidated statements of operations, changes in equity (deficit), and cash flows for the eleven month period ended December 31, 2024 (Successor) and for the one month period ended January 31, 2024 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 (Successor), and the results of its operations and its cash flows for the eleven month period ended December 31, 2024 (Successor) and for the one month period ended January 31, 2024 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Method Related to Crypto Assets

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for crypto assets effective January 1, 2024 due to the adoption of Accounting Standards Update No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60) Accounting for and Disclosure of Crypto Assets.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2024.

Los Angeles, California

September 29, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ionic Digital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Celsius Mining LLC and its subsidiaries (the Predecessor Company) as of December 31, 2023, the related statements of operations, changes in members’ equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Predecessor Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on the Predecessor Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Predecessor Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company’s auditor from August 8, 2023 to April 30, 2024.

Austin, Texas

April 30, 2024

IONIC DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value data)

	Successor	Predecessor (Debtor-in- Possession)
	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$48,393	$33,660
Crypto assets	223,438	16,018
Prepaid expenses and other current assets	12,005	13,097
Total current assets	283,836	62,775

Non-current assets:
Property and equipment, net	286,835	234,479
Goodwill	229,778	-
Operating lease right-of-use asset	489	256
Long-term deposits (net of $1,720 and $0 allowance for credit losses)	16,909	22,717
Other non-current assets	46	1,856
Total non-current assets	534,057	259,308

TOTAL ASSETS	$817,893	$322,083

LIABILITIES AND MEMBERS’ AND STOCKHOLDERS’ EQUITY
Current liabilities:
Taxes payable	1,110	7,294
Accounts payable	2,454	5,538
Accrued expenses	8,987	2,072
Current portion of lease liability	37	-
Total current liabilities	12,588	14,904

Non-current liabilities:
Deferred tax liabilities, net	12,080	-
Other long-term liabilities	5,401	-
Non-current portion of lease liability	194	-
Total non-current liabilities	17,675	-
Total liabilities not subject to compromise	30,263	14,904
Liabilities subject to compromise	-	828,155
TOTAL LIABILITIES	$30,263	$843,059

Commitments and contingencies (Note 15)

Members’ equity (Predecessor), no par value, 100 units outstanding	$-	$(520,976)
Stockholders’ Equity (Successor):
Preferred stock, $0.00001 par value, 15,000,000 shares authorized, none issued and outstanding	-	-
Class A common stock, $0.00001 par value, 1,000,000,000 shares authorized, 37,374,261 shares issued and outstanding	-	-
Class B common stock, $1.00 par value, 1 share authorized, none issued and outstanding	-	-
Additional paid-in capital	747,485	-
Retained earnings	40,145	-
TOTAL MEMBERS’ (DEFICIT) AND STOCKHOLDERS’ EQUITY	$787,630	$(520,976)

TOTAL LIABILITIES AND MEMBERS’ AND STOCKHOLDERS’ EQUITY	$817,893	$322,083

See Accompanying Notes to Consolidated Financial Statements.

IONIC DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Successor	Predecessor (Debtor-in-Possession)
	Eleven Months Ended	One Month Ended	Year Ended
	December 31, 2024	January 31, 2024	December 31, 2023

Mining revenues, net	$138,428	$15,381	$115,445

Operating expenses:
Cost of revenues, exclusive of depreciation	90,486	9,668	74,345
Depreciation	42,360	6,216	66,211
General and administrative expenses	40,600	2,633	15,901
(Gain) loss on fair value of crypto assets	(71,744)	150	-
Realized (gain) on sale of crypto assets	(5,532)	(485)	(9,585)
(Gain) loss on disposal of property and equipment	(325)	1,793	(2,058)
Impairment of crypto assets	-	-	5,979
Impairment of long-lived assets	-	-	17,713
Other operating expenses	1,105	197	3,811
Total operating expenses	96,950	20,172	172,317

Operating income (loss)	$41,478	$(4,791)	$(56,872)

Other income (expense):
Interest income	1,885	-	-
Unrealized gain (loss) on energy derivatives	-	(159)	1,699
Realized gain on investments	2,422	-	-
Gain on litigation settlement	6,817	-	-
Other (expense)	(152)	-	-
Reorganization items, net	-	(5,416)	(86,040)
Other income (expense), net	10,972	(5,575)	(84,341)

Income (loss) before provision for income taxes	$52,450	$(10,366)	$(141,213)

Provision for income taxes	12,305	22	290

Net income (loss)	$40,145	$(10,388)	$(141,503)

Basic and diluted net income (loss) per share	$1.07	$(103,880)	$(1,415,030)
Weighted-average number of shares used in computing net loss per share, basic and diluted	37,374,261	100	100

See Accompanying Notes to Consolidated Financial Statements.

Ionic Digital Inc.

Consolidated Statement of Changes in Equity (Deficit)

(in thousands, except share data)

	Predecessor (Debtor-in-Possession)
`	Members’ Equity
	Units	Amount
Balance as of December 31, 2022 (Predecessor)	100	$(379,473)
Net (loss)	-	(141,503)
Balance as of December 31, 2023 (Predecessor)	100	$(520,976)
Cumulative effect of change in accounting principle	-	655
Capital contribution from Parent	-	832,662
Net (loss)	-	(10,388)
Balance as of January 31, 2024 (Predecessor)	100	$301,953

	Successor
	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance as of January 31, 2024 (Successor)	-	$-	$-	$-	$-
Class A shares issued	37,318,900	-	746,378	-	746,378
Class B share issued	1	-	-	-	-
Class B share redeemed	(1)	-	-	-	-
Stock-based compensation	55,361	-	1,107	-	1,107
Net income	-	-	-	40,145	40,145
Balance as of December 31, 2024 (Successor)	37,374,261	$-	$747,485	$40,145	$787,630

See Accompanying Notes to Consolidated Financial Statements.

IONIC DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Successor	Predecessor (Debtor-in-Possession)
	Eleven Months Ended	One Month Ended	Year Ended
	December 31, 2024	January 31, 2024	December 31, 2023
Cash flows from operating activities:

Net income (loss)	$40,145	$(10,388)	$(141,503)

Adjustments to reconcile net loss to net cash used in operating activities:
Mining revenue received in bitcoin	(138,428)	(15,381)	(113,432)
Hosting costs paid in bitcoin	5,511	730	3,950
Depreciation	42,314	6,216	66,211
(Gain) loss on the fair value of crypto assets	(71,744)	150	-
Impairment of crypto assets	-	-	5,979
Realized (gain) on sale of crypto assets	(5,532)	(485)	(9,585)
(Gain) loss on disposal of property and equipment	(325)	1,793	(2,058)
Unrealized (gain) loss on energy derivatives	-	159	(1,699)
Realized (gain) on investments	(2,422)	-	-
Non-cash lease expense	70	3	22
Stock compensation expense	1,107	-	-
Impairment of long-lived Assets	-	-	17,713
Realized (gain) on settlement of legal claims	-	-	(11,143)
Deferred income tax provision	12,015	-	-

Changes in assets and liabilities, net of business acquisition:
Prepaid expenses and other current assets	11,646	(6,123)	8,470
Long-term deposits	(1,581)	(3,130)	(7,389)
Accounts payable and other accrued liabilities	12,614	(2,005)	(3,392)
Lease liabilities	(37)	-	(18)
Payables to related parties	-	7,217	103,091
Net cash (used in) operating activities	$(94,647)	$(21,244)	$(84,783)

Cash flows from investing activities:
Cash received in the acquisition of Predecessor business	195,743	-	-
Purchases of property and equipment	(71,617)	(20,864)	(25,379)
Proceeds from the sale of mining equipment	-	-	1,247
Purchases of available-for-sale securities	(90,002)	-	-
Proceeds from sale of available-for-sale securities	92,424	-	-
Proceeds from sale of crypto assets	10,114	8,459	99,465
Proceeds from sale of miner supplier coupon	-	-	4,507
Net cash provided by (used in) investing activities	$136,662	$(12,405)	$79,840
Cash flows from financing activities:
Capital contribution – Class A common shares	6,378	-	-
Net cash provided by financing activities	$6,378	$-	$-

Net increase/(decrease) in cash and cash equivalents	$48,393	$(33,649)	$(4,943)
Cash and cash equivalents at the beginning of the period	-	33,660	38,603
Cash and cash equivalents at the end of the period	$48,393	$11	$33,660

Supplemental schedule of non-cash investing and financing activities:
Issuance of Class A common stock in exchange for Predecessor business	$740,000	$-	$-
Fair value of net assets acquired from Predecessor	544,257	-	-
Capital contribution from Parent	-	832,662	-
Cumulative-effect adjustment due to change in accounting principle	-	655	-
Reclassification of deposits on miners to property and equipment	-	-	(44,060)
Purchase of mining equipment with supplier credits	-	-	(6,265)
Asset acquisition from legal settlement	-	-	21,070

See Accompanying Notes to Consolidated Financial Statements.

Ionic Digital Inc.

Notes to Consolidated Financial Statements

($ in thousands, except share, per share, par value, and crypto asset amounts)

NOTE 1. Organization

Nature of operations and corporate information

Ionic Digital Inc. (together with its consolidated subsidiaries, “Ionic Digital”, the “Company”, or “Successor”) operates a crypto asset mining operation utilizing specialized computers. The computers, also known as “miners,” use application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms to support the bitcoin blockchain in a process known as “solving a block,” in exchange for crypto asset rewards.

The Company was formed on January 5, 2024 to acquire substantially all of the assets and assume certain liabilities of Celsius Mining, LLC (“Celsius Mining” or “Predecessor”) pursuant to the Chapter 11 bankruptcy plan of reorganization (the “Plan”), which was confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on November 9, 2023. Pursuant to the Plan, at the close of business on January 31, 2024 (the “Plan Effective Date”), the Company, through its wholly owned subsidiary Ionic Digital Treasury Inc., entered into a Master Conveyance Agreement with Celsius Mining and acquired substantially all the assets and assumed certain liabilities from Celsius Mining (“Business Combination”).

Predecessor Bankruptcy Proceedings

Prior to the Business Combination, Celsius Mining was a wholly owned subsidiary of Celsius US Holding LLC (“Celsius US Holding”), which was a wholly owned subsidiary of Celsius Network Limited, a company registered in England and Wales (“Celsius UK”). The issued and outstanding shares of Celsius UK were owned by Celsius Network, Inc. (the “Ultimate Parent”).

On July 13, 2022 (the “Petition Date”), the Ultimate Parent and its subsidiaries and affiliates, which include Celsius Network, LLC and Celsius Mining (collectively the “Debtors”), each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases were jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining was included in the Chapter 11 proceedings and continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court through the closing of the Business Combination.

On November 9, 2023, the Bankruptcy Court issued an Order confirming the Plan.

As part of its Chapter 11 process, the Debtors ran a marketing and sale process to identify parties to purchase and/or manage the assets of Celsius Mining. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion of the Debtors and a committee representing the creditors of the Ultimate Parent and its affiliates and authorizing the proposed transaction in which Ionic Digital acquired certain assets and the related liabilities of Celsius Mining, which subsequently occurred on January 31, 2024 (the “Plan Effective Date”).

Refer to Note 2 – Basis of Presentation and Summary of Significant Accounting Policies for details regarding the presentation of comparative consolidated financial statements of the Predecessor and Successor.

Business Combination

At the close of business on January 31, 2024, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining. The Company accounted for the Business Combination in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. The Company determined the Business Combination did not meet the criteria for fresh start reporting under ASC 852, Reorganizations, as the Company was not a debtor in the Plan, was a newly formed entity, and did not assume the liabilities of the debtors beyond those specified in the Plan. See Note 3 – Business Combination for a description of the consideration transferred, the assets acquired, and the liabilities assumed.

NOTE 2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the SEC.

In connection with the Business Combination, the Company was determined to be the legal and accounting acquirer and Celsius Mining was deemed to be the accounting predecessor. The Business Combination was accounted for using the acquisition method of accounting and the Successor’s financial statements reflect a new basis of accounting based on the fair value of the net assets acquired. The Successor had no material activity from its inception on January 5, 2024 through the Plan Effective Date of January 31, 2024. As a result, the Company’s consolidated financial statements and certain disclosures are separated into two distinct periods to indicate the different ownership and accounting bases between the periods presented: the prior year ended December 31, 2023; the current year period prior to consummation of the Business Combination, which includes the period from January 1, 2024 through January 31, 2024 (the “one month ended January 31, 2024”); and the current year period after consummation of the Business Combination, which includes the period from February 1, 2024 through December 31, 2024 (the “eleven months ended December 31, 2024”). Due to the change in the basis of accounting, the consolidated financial statements for the Predecessor and the Successor are not necessarily comparable. Where applicable, a black line separates the Predecessor and Successor periods to highlight the lack of comparability.

The accompanying Predecessor audited consolidated financial statements for the one month ended January 31, 2024 and the year ended December 31, 2023 were prepared using discrete financial information and include assets, liabilities, revenues, and expenses directly identifiable to Celsius Mining, as well as indirect costs attributable to Celsius Mining that are derived from the financial statements of the Ultimate Parent. Indirect costs allocated to Celsius Mining represent the costs of support functions provided on a centralized basis by Celsius UK and its affiliates and include, but are not limited to, professional fees, equipment, facilities, taxes, and other administrative functions. The allocation of indirect costs is based on a proportional cost allocation method, primarily revenues, gross profits, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by Celsius Mining during the periods presented. Celsius Mining considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if it operated on a standalone basis.

The Predecessor audited consolidated financial statements included herein also reflect the application of ASC 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains, and losses that are realized or incurred in the bankruptcy proceedings are recorded in Reorganization items, net on the Consolidated Statements of Operations. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as Liabilities subject to compromise on the Consolidated Balance Sheet as of December 31, 2023. These liabilities are reported at the amount expected to be allowed as claims by the Bankruptcy Court.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates, judgements, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include estimates used to review the Company’s goodwill impairment, impairments of long-lived assets, and income taxes.

Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment and it is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ materially from those estimates.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. These investments may include money market funds, certificates of deposit, and other short-term instruments. At times, such investments in U.S. accounts may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Management believes that the Company is not exposed to significant credit risk as Ionic Digital’s deposits are held at financial institutions that management believes to be of high credit quality. The Company and the Predecessor have not experienced any losses on these deposits.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. At times throughout the year, the Company may maintain cash balances in certain bank accounts in excess of FDIC limits. The cash balance in excess of the FDIC limits was $0.2 million as of December 31, 2024. The accounts offered by the custodian of the Company’s bitcoin are not insured by the FDIC. The uninsured fair value of the Company’s bitcoin holdings totaled $223.4 million as of December 31, 2024. The Company has not experienced any losses in such accounts.

The Company has certain customers and vendors who individually represent 10% or more of the Company’s revenue or capital expenditures.

The Predecessor mined and the Company mines only one crypto asset – bitcoin – during the periods presented herein. During the eleven months ended December 31, 2024, the one month ended January 31, 2024, and the year ended December 31, 2023, revenue is concentrated with one mining pool operator and substantially all bitcoin resides with one custodian.

In addition, during the eleven months ended December 31, 2024, the Company incurred material operating costs and capital expenditures with Hut 8 Corp.’s affiliate companies. Refer to Note 11 – Related Party Transactions for further details.

Investments

Short-term investments include available-for-sale debt securities, which consist of U.S Treasury securities with original maturities of greater than three months but less than one year when purchased or maturities of one year or less on the reporting date. Investments are recorded at fair value using the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Any unrealized holding gains or losses are reported as accumulated other comprehensive gain or loss, which is a separate component of Stockholders’ equity, net of tax, until realized.

The Company assesses available-for-sale securities in an unrealized loss position on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation, to determine whether it intends to sell, or it is more likely than not that it will be required to sell a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as a write down through earnings.

Ionic Digital invested in U.S. Treasury securities during the eleven months ended December 31, 2024, but the Company and the Predecessor held no available-for-sale securities as of December 31, 2024 and December 31, 2023, respectively.

Prepaid Expenses and Prepaid Hosting Services

The Company records a prepaid expense for costs paid but not yet incurred. Those expected to be incurred within one year are recognized and shown within Current assets on the Company’s Consolidated Balance Sheet. Any costs expected to be incurred outside of one year would be considered Other non-current assets.

Management estimates an allowance for credit losses using relevant available information from both internal and external sources relating to past events, current conditions, and reasonable and supportable forecasts. Changes in the allowance for credit losses are recorded within Other operating expenses, net in the Consolidated Statement of Operations.

Fair value measurements

The Company accounts for financial assets and liabilities in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

●	Level 2 - Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily available pricing sources for comparable instruments.

●	Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The following table presents the Company’s financial instruments that are measured and recorded at fair value on a recurring basis, and their level within the fair value hierarchy:

	Successor
	Fair value as of December 31, 2024
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents – money market funds	$35,941	$35,941	$-	$-
Crypto assets	$223,433	$223,433	$-	$-

	Predecessor (Debtor-in-Possession)
	Fair value as of December 31, 2023
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents – money market funds	$29,323	$29,323	$-	$-
Prepaid expenses – derivative asset	$228	$-	$228	$-

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

The Company’s non-financial assets, such as goodwill, intangible assets, and property and equipment, are adjusted to fair value when an impairment charge is recognized. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, the Company estimates the fair value of long-lived assets on a non-recurring basis using unobservable inputs for the assets (Level 3) in accordance with the provisions of ASC 820. In determining the fair value of its reporting unit when testing goodwill for impairment, the Company considers internal discounted cash flow models that use unobservable inputs including future bitcoin prices, the future global hashrate, and adjustments for other company-specific developments, as well as the available market data of comparable companies.

The Company determined that no adjustments to the fair value of its non-financial assets were required during the eleven months ended December 31, 2024.

Derivative contracts

Celsius Mining entered into energy arrangements that resulted in obtaining the right to purchase a fixed amount of energy denominated in megawatt hours at a fixed price. The Company did not extend the energy agreements, which expired in May 2024.

These arrangements were considered derivative contracts under ASC 815, Derivatives and Hedging since their value was derived from underlying asset prices, other inputs, or a combination of these factors. The derivative contracts were recognized as either assets or liabilities on the accompanying balance sheets when both the quantity of electricity demand was known and penalties for nonperformance under the Mothership Incubator Texas Rep Power Agreement became enforceable. The derivative liabilities were offset against prepaid expenses at fair value in accordance with ASC 210-20-45-1. Subsequent changes in fair value were recognized in Other income (expense) in the Consolidated Statement of Operations. Cash flows from derivative contracts were included as Adjustments to reconcile net loss to net cash used in operating activities in the Consolidated Statements of Cash Flow.

Because the Company had the ability to sell its contracted electricity into the Electric Reliability Council of Texas (ERCOT) grid marketplace rather than taking physical delivery for its own use, the Company determined that the scope exception for normal purchases and sales would not be applicable. To establish fair value for energy derivatives, the Company utilized Level 2 inputs, including quoted market prices and forward price curves, to estimate the fair value of energy derivative instruments. Energy derivative valuations are performed using market quotes, adjusted for periods in between quotable periods. Unrealized gains or losses associated with the derivative asset include changes in fair value that were attributable to amendments to the MI Texas Power Agreement, as well as changes to the quoted forward electricity rates. Refer to Note 7 – Investments and Derivatives for further information.

A derivative asset or liability is recognized against prepaid expenses on its consolidated balance sheets, related to the MI Texas Rep Power Agreement. Subsequent changes in fair value are recorded in Other income (expense) in the Consolidated Statements of Operations. The MI Texas Rep Power Agreement was not designated as a hedging instrument.

Crypto assets

Crypto assets held by the Company during the eleven months ending December 31, 2024 and by the Predecessor during the one month ended January 31, 2024 consisted of bitcoin. During the year ended December 31, 2023, the Predecessor’s crypto asset holdings included bitcoin, USD Coin (“USDC”), and USDT Tether (“USDT’). All crypto asset holdings are classified as current assets in the accompanying balance sheets due to the Company’s ability to sell the crypto assets in a highly liquid marketplace and its intent to liquidate its crypto assets to support operations or for treasury management as needed during the normal operating cycle of the Company.

Bitcoin received by the Company through its mining activities is accounted for in connection with the Company’s revenue recognition policy disclosed below.

As a result of the adoption of ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASC 350-60”) on January 1, 2024, crypto assets are recorded at fair value. The Company determines the fair value of crypto assets in accordance with ASC 820. The fair value of bitcoin, which is the only crypto asset held by the Company since the adoption of ASC 350-60, is measured using the period-end closing bitcoin price from its principal market, Coinbase Global, Inc. (“Coinbase”). The Company utilizes the bitcoin spot price as of 23:59:59 UTC. For the eleven months ended December 31, 2024 and the one month ended January 31, 2024, the changes in fair value are recognized as Gain on fair value of bitcoin within Operating expenses on the Consolidated Statement of Operations.

The proceeds from sales of crypto assets are included within investing activities in the accompanying Consolidated Statements of Cash Flows, as the Company intends to liquidate its crypto assets to cover operating costs and expenses within its operating cycle. In accordance with ASC 350-60, the Company discloses realized gains and losses from the sale of crypto assets and such gains and losses are measured as the difference between the cash proceeds and the cost basis of the asset as determined on a First In-First Out basis.

Prior to the adoption of ASC 350-60, the Predecessor accounted for its crypto assets held as intangible assets with an indefinite useful life, in accordance with ASC 350, Intangibles – Goodwill and Other. An intangible asset with an indefinite useful life is not amortized, but rather assessed for impairment annually, or more frequently when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.

During the year ended December 31, 2023, crypto assets were measured for impairment daily by using the lowest intra-day price in the principal market to determine fair value. Impairment was recognized whenever, and to the extent, the carrying amount exceeded the lowest intra-day price. When an impairment loss was recognized, the loss established a new cost basis of the asset and was reflected in Crypto assets, net in the Predecessor’s Consolidated Balance Sheet. The cumulative impairment of bitcoin was recognized in Impairment of crypto assets within Operating expenses on the Consolidated Statement of Operations for the year ended December 31, 2023.

Property and equipment, net

Property and equipment is stated at cost less depreciation accumulated using the straight-line method over the estimated useful lives of the assets. Construction in progress is the construction or development of assets that have not yet been placed in service for their intended use, and therefore, are not depreciated until the work is completed and the assets are placed in service. Depreciation of mining equipment, machinery and facilities equipment, buildings, and leasehold improvements also commences once assets are placed in service. Land is not depreciated.

Costs of maintenance, repairs, and minor parts replacements are expensed when incurred. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s balance sheets with the resulting gain or loss, if any, reflected in the Company’s Consolidated Statements of Operations.

The estimated useful lives of the assets are as follows:

Years
Computers	3
Mining equipment	0-3
Machinery and facility equipment[1]	7
Buildings	10
Land Improvements	15

[1]	Machinery and facility equipment primarily includes containers, electrical parts, cables, and transformers.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such asset groups may not be fully recoverable. The asset groups to be held and used that are subject to impairment review represent the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Refer to Note 5 — Property and equipment, net for further information.

Recognition of Mining Revenue

Ionic Digital participates in a third-party operated mining pool to which the Company provides the service of performing hash calculations, an output of the Company’s ordinary activities.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation

Step 1: The Company has identified the third-party mining pool operator as its customer (the “Customer”). The Company enters into a contract with the Customer to provide its hash calculations to the Customer’s mining pool. The contracts are terminable without penalty at any time by either party; thus, the contract term is shorter than a 24-hour period and the contracts are continuously renewed.

Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer’s mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations.

Step 2: To identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

The Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options do not represent material rights because they do not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed with the same terms, conditions, and rate as the current contract, which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment used in the mining pool, and if the Company determines it will increase or decrease the hashrate (the speed at which mining equipment can perform hash calculations) of its machines and/or fleet (i.e., for repairs or when power costs are excessive), the hashrate provided to the Customer will correspondingly increase or decrease.

Step 3: The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. There are no other forms of variable consideration such as discounts, rebates, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

In exchange for providing hash calculations the Company is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to the Company is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed crypto asset award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. The Company’s total compensation is calculated as the sum of the Company’s share of (1) Network Block Subsidies and (2) Network Transaction Fees, less (3) Pool Operating Fees.

“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the Bitcoin network during the 24-hour period beginning at 00:00:00 UTC daily (i.e., the measurement period) and ending at 23:59:59 UTC the same day, regardless of whether the mining pool operator successfully records a block to the blockchain.

The Company’s share of Network Block Subsidies earned for each measurement period is determined by dividing (a) the total amount of hashrate Ionic Digital provides to the mining pool operator, by (b) the total Bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.

“Network Transaction Fees” means the total amount of transaction fees that are generated on the Bitcoin network during the measurement period.

The Company’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block Subsidies that are generated on the Bitcoin network, multiplied by (c) Ionic Digital’s share of Network Block Subsidies.

“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation the Company receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

The Customer provides services solely for bitcoin mining and the fees charged during the most recent fiscal year end were 0.16% of the total daily bitcoin mined. The Pool Operating Fees represent consideration paid to the Customer; therefore, since the Company does not receive a distinct good or service from the mining pool operator in exchange for the fees paid, the Pool Operating Fees are reported as a reduction in revenue.

For each contract, the Company measures the consideration at fair value based on the quoted price of bitcoin at the 00:00:00 UTC spot price on the date of contract inception, as determined by the Company’s principal market, Coinbase. The Company recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception.

Daily settlements are made to the Company by the Customer based on the hash calculations provided over the contract periods over a 24-hour period and the payout is made the following day.

There is no significant financing component, deferred revenue, or other obligations in these transactions since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calculations.

Step 4: The transaction price is allocated to the single performance obligation of providing hash calculations to the customer.

Step 5: The Company’s performance is completed over time as the customer obtains control of the contributed hashrate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of the service and uses it to produce bitcoin.

Cost of revenues, exclusive of depreciation

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, hosting costs, occupancy, materials, and labor.

In the year ended December 31, 2023, Celsius Mining entered into four revenue share agreements, which are detailed below. Each of the revenue sharing agreements entitles the counterparty to non-cash consideration for the block rewards and transaction fees paid in bitcoin. The value of the bitcoin paid to the counterparties is determined using a first-in-first-out value of the bitcoin held. As detailed below, certain of these hosting agreements were conveyed to Ionic Digital in connection with the Business Combination.

Master Colocation Services Agreement with Global [X] Digital, LLC

On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global [X] Digital, LLC (“GXD”) to host approximately 17,000 miners owned by Celsius Mining at GXD’s Oklahoma City, OK facility. The initial term of the agreement is three years, with the term automatically renewed for six months unless either party provides written notice, without cause, at least ninety days prior to the expiration of the term. On July 6, 2023, Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months and an option for Celsius Mining to extend the term for an additional 18 months. Upon the Plan Effective Date, the Company assumed the agreements with GXD for the remaining duration of the term.

Within the terms of the agreement, the Company is principally responsible for delivery of the service to the customer (the mining pool operator); and therefore, recognizes revenue on a gross basis. The Company’s hosting services costs include revenue share amounts paid to GXD in bitcoin daily, as well as other expenses paid in cash monthly.

Hosting Services Agreement with EZ Blockchain Services, LLC

On June 2, 2023, Celsius Mining entered a term sheet for hosting services with EZ Blockchain Services, LLC (“EZB”) who hosted Celsius Mining miners at its Douglas, GA and West Point, GA facilities, and made up to 32 MW of energy capacity available at the facilities. On November 22, 2023, Celsius Mining and EZB entered into a definitive hosting agreement (the “EZB Hosting Agreement”), superseding the term sheet. The initial term is eighteen months, which may be extended for each day of curtailment up to a maximum contract length of twenty-one months.

Under the term sheet and prior to the 2023 EZB Hosting Agreement, EZB was principally responsible for delivery of the service to the customer (the mining pool operator), with Celsius Mining entitled to revenue in cash. Celsius Mining recognized its share of mining revenue received on a net basis, given that EZB was principally responsible for delivery of the service. Since net mining revenues were considered constrained until month-end, revenue was recognized at the month-end when it became probable that a significant reversal would not occur.

Under the EZB Hosting Agreement, the Predecessor, and subsequently the Company, is principally responsible for delivery of the service; therefore, revenue is received from the Customer in bitcoin daily and recognized on a gross basis. The hosting services costs include revenue share amounts paid to EZB in bitcoin, as well as other expenses paid in cash monthly.

Upon the Plan Effective Date, the Company assumed the agreements with EZB for the remaining duration of the term.

Hosting Services Agreement with USMIO Alpha LLC / Hut 8 Corp.

On August 8, 2023, Celsius Mining entered into a bitcoin mining hosting agreement (the “Hut 8 Niagara Hosting Agreement”) with USMIO Alpha LLC, now a wholly owned subsidiary of Hut 8 Corp. (“Alpha”).

Under the Hut 8 Niagara Hosting Agreement, Alpha agreed to provide hosting services, including electrical power and internet access, for at least 8,500 miners owned by the Company at Alpha’s Niagara Falls, New York facility. The Hut 8 Niagara Hosting Agreement had an initial term of twelve months, with the Company’s option to renew for four consecutive twelve-month terms. Upon the Plan Effective Date, the Company assumed the agreement with Alpha for the remaining duration of the term.

Within the terms of the agreement, the Company was principally responsible for delivery of the service to the Customer (the mining pool operator) and therefore recognizes revenue daily on a gross basis. The Company’s hosting services costs include revenue share amounts paid to Alpha in bitcoin, as well as other expenses paid in cash monthly.

The Company terminated the Hut 8 Niagara Hosting Agreement in November 2024 with no incremental costs incurred, at which time the remaining miners were transferred to Ionic Digital-owned facilities.

Hosting Services Agreement with Montana OP, LLC

On April 1, 2023, Celsius Mining entered into a hosting services agreement with Montana OP, LLC (“Montana OP”). The initial term of the agreement was three years; however, on October 6, 2023, Montana OP terminated the agreement. On October 16, 2023, a settlement between both parties was agreed pursuant to which Montana OP applied $0.3 million of deposits received from Celsius Mining to satisfy the remaining outstanding invoices and remitted the remaining deposits, $2.2 million, to Celsius Mining.

Within the terms of the agreement, Celsius Mining was principally responsible for delivery of the service to the customer (the mining pool operator) and therefore recognized revenue on a gross basis daily (renumeration is received in bitcoin). Celsius Mining recognized hosting services costs within Cost of revenue, which included revenue share amounts and other expenses paid to Montana OP.

Refer to Note 4 – Crypto assets for additional information related to revenue generated by equipment located with hosting providers.

Mining Management Services Agreement

In accordance with the Plan, portions of the day-to-day operations of Ionic Digital’s bitcoin mining business would initially be outsourced to U.S. Data Management Group, LLC, a subsidiary of Hut 8 (“Hut 8”), an arrangement governed by the Mining Management Services Agreement (“Mining MSA”). In accordance with the Mining MSA, the Company agreed to pay Hut 8 cash compensation including a fixed fee, pass-through expenses, and direct project costs. The fixed fee would be paid in quarterly installments and allocated between General and administrative expenses and capitalized construction project costs. Pass-through costs were recorded by the Company within operating expenses dependent on the nature of such expenses. Direct project costs were paid at certain pre-defined milestones dependent upon completion of such milestones and capitalized by the Company within Property and equipment, net.

Refer to Note 11 – Related Party Transactions and Note 8 – Mining Management Services Agreement for more details. Effective December 10, 2024, the Mining MSA was terminated at no incremental cost to the Company.

Equity-Based Compensation

In addition to the required cash payments made as part of the Mining MSA, the Company would issue five tranches of warrants to Hut 8 in exchange for the mining management services provided. The warrants to purchase Class A common stock were classified as equity awards under ASC 718, Compensation — Stock Compensation (“ASC 718”). Each tranche of warrants had its own service period and vested over one year until the exercise price was known. Thus, compensation cost is recognized on a straight-line basis over each tranche’s one-year service period. As the exercise price would not be determined until the vesting date, the service inception date was determined to precede the grant date under ASC 718. As such, fair value is initially measured at the service inception date and remeasured at each subsequent reporting period until the grant date when the exercise price will be known. Refer to Note 11 – Related Party Transactions for additional details.

As part of the Mining MSA, the Company also issued restricted stock units in the form of Class A common stock (containing certain restrictions on transfer) (the “RSUs”) to Hut 8 in exchange for mining management services. The RSUs were classified as equity awards under ASC 718 and were measured at fair value as of the grant date. These awards were issued to non-employees, and the services provided by Hut 8 and its affiliates in exchange for these awards were performed at a uniform rate. As such, compensation cost was recognized on a straight-line basis over the five-year service period to reflect the manner in which the services were performed. Recognition of compensation cost was subject to certain termination clauses which were assessed if and when they would be deemed probable to occur. Refer to Note 11 – Related Party Transactions for more details.

Upon termination of the Mining MSA on December 10, 2024, no shares issued for the stock warrants or RSUs were vested. As such, no net compensation costs were recognized for the eleven months ended December 31, 2024.

Leases

In accordance with ASC 842, the Company assesses whether an arrangement contains a lease at contract inception. When an arrangement contains a lease, the Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in “Property and equipment, net.” All other leases are categorized as operating leases.

The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the present value of future minimum lease payments over the term of the lease. As the rate implicit in the Company’s leases is not easily determinable, the Company’s applicable incremental borrowing rate is used in calculating the present value of the sum of lease payments.

The lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. Some leases include multiple-year renewal options. The Company’s decision to exercise these renewal options is based on an assessment of its current business needs and market factors at the time of the renewal.

For all classes of underlying assets, the Company has elected to separate lease from non-lease components.

Asset Acquisitions

Celsius Mining measured and recognized asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets in accordance with ASC 805. Celsius Mining allocated the acquisition costs to the assets acquired based on their relative fair values. Goodwill is not recognized in these asset acquisitions as the acquisition cost is considered the fair value of assets acquired unless contradictory evidence is present. When non-financial assets were transferred, Celsius Mining treated such transfers as non-cash consideration paid, and any gains or losses were recognized in accordance with ASC 610-20.

Business Combination

On the Plan Effective Date, Ionic Digital acquired from Celsius Mining substantially all of its assets, including approximately $29 million in prepaid capital investments in Cedarvale and approximately 540 bitcoin, as well as approximately $195 million in cash contributed by Celsius Network, LLC (together the “Acquired Assets”). The Acquired Assets meet the definition of a business under ASC 805 and will be accounted for as a business combination with Ionic Digital as the accounting acquirer.

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, where the total purchase price is allocated to the identified assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available and may be adjusted, for up to one year from the acquisition date, after obtaining more information regarding asset valuations, liabilities assumed, and revisions to preliminary estimates, among other things. The difference between the purchase price, including any contingent consideration, and the fair value of net assets acquired is recorded as goodwill. Acquisition-related costs are recognized separately from the acquisition and are expensed as incurred.

Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. In accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”), the Company reviews its goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. Triggering events that may indicate a potential impairment include but are not limited to significant adverse changes in bitcoin prices or business climate and related competitive considerations. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount but also has the option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative analysis. If the Company performs a qualitative test and determines it is more likely than not that the fair value of a reporting unit is less than is carrying amount, the Company performs a quantitative goodwill impairment test to compare the estimated fair value of the reporting unit to its carrying amount. Impairment is indicated if the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, and an impairment charge is recognized for the difference, not to exceed the carrying value of goodwill.

See further discussion of the goodwill impairment testing performed in Note 10 – Goodwill.

Income taxes

The Company complies with the accounting and reporting requirements of ASC 740, Income Taxes, which requires use of the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

The Company also follows US GAAP in accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense. There were no material unrecognized benefits or associated interest or penalties as of the periods provided for in these financial statements.

The Predecessor was a pass-through entity. As such, there are no future tax benefits or deferred tax liabilities allocated to the Predecessor as of December 31, 2023.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”). The CODM of the Company is the Chief Executive Officer. The CODM reviews financial performance at a consolidated level. Accordingly, the Company has one operating segment, and the Company discloses a single reportable segment in its consolidated financial statements.

The primary metric reviewed by the CODM is consolidated net income, and this metric is reviewed to evaluate the Company’s operating results, its business strategies, and to determine resource allocation for digital asset purchases and other expenditures. Significant segment expenses, including depreciation, are consistent with those presented in the Consolidated Statement of Operations. The measure of segment assets is reported on the Consolidated Balance Sheet as Total Assets.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change on its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

Under ASU 2023-08, an entity is required to measure crypto assets at fair value, with changes recognized in net income each reporting period; present crypto assets and related fair value changes separately in the balance sheet and income statement; and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. Celsius Mining elected to early adopt the standard, effective as of January 1, 2024. As a result of the adoption, Celsius Mining recorded a cumulative effect adjustment of approximately $0.7 million to its opening retained earnings balance as of January 1, 2024 to recognize its bitcoin held on that date at fair value.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends the segment reporting requirements to add disclosures of incremental segment expense categories. These amendments were adopted January 1, 2024 and resulted in additional segment disclosures, including the identification of the CODM and how the CODM assesses the operating performance of the segment.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This pronouncement aims to improve the transparency of income tax disclosures by requiring consistent categories and deeper disaggregation of information in rate reconciliation and income tax payments. It also expands income tax disclosures for these reconciliations by mandating disclosures of specific categories and additional reconciling items that meet quantitative thresholds, as well as requiring a detailed paid tax disaggregation by certain jurisdictions. This ASU is effective for the Company in the fiscal year ending December 31, 2025, though early adoption is allowed. At present, the Company is assessing the potential impact of this standard’s adoption.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. This ASU removes references to the FASB’s Concepts Statements from the Accounting Standards Codification. The amendments are effective for public business entities for fiscal years beginning after December 15, 2024. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to provide more detailed disclosures in the notes to their financial statements, both for interim and annual reporting periods, about certain expenses such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the potential impact of this standard’s adoption.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU introduces simplifications for estimating credit losses on current accounts receivable and contract assets arising from Topic 606 (Revenue from Contracts with Customers). It provides two key reliefs: (1) a practical expedient allowing entities to assume that current economic conditions remain unchanged over the life of these assets, and (2) an accounting policy election (available only to non-public entities) that permits consideration of post-balance sheet cash collections when estimating expected credit losses. These changes aim to reduce the cost and complexity of applying the credit loss model, especially for assets acquired in business combinations or through consolidation of variable interest entities. The ASU is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company has not pursued either of the two simplified methods in estimating allowance for credit losses in the preparation of these financial statements, and is currently assessing the potential impact of this standard’s adoption.

NOTE 3. Business Combination

As discussed in Note 1 – Organization, the Company acquired substantially all the assets and assumed certain liabilities of Celsius Mining (the “Acquired Assets”) at the close of business on January 31, 2024. The Acquired Assets meet the definition of a business under ASC 805, Business Combinations. The transaction is accounted for as a business combination by applying the acquisition method, with the Company as the accounting acquirer.

The Company issued 37 million shares of Class A common stock to eligible holders of certain claims against Celsius Network and its affiliates in exchange for the Acquired Assets. With the assistance of a valuation specialist, management determined the fair value of this consideration transferred to be $740 million, or $20.00 per share of Class A common stock.

The process to estimate the fair value of the Company’s common stock utilized the income approach, which requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. This fair value measurement is based on significant inputs that are not observable in the market and, thus, represents a fair value measurement categorized within Level 3 of the fair value hierarchy as described in ASC 820-10-35. Key assumptions include an implied rate of return of 27.7% and a residual growth rate of 4% after ten years. Use of different estimates and judgments could yield different results.

Fair Value
37,000,000 shares of Ionic Digital Class A common stock	$740,000
Fair value of consideration transferred	$740,000

The purchase price allocation was as follows:

Allocation as of February 1, 2024
Cash	$195,743
Crypto assets	23,382
Prepaid expenses and other current assets	21,122
Construction in progress	71,191
Property and equipment	188,568
ROU assets	544
Long-term deposits and other non-current assets	15,328
Goodwill	229,778
Accounts payable and other accrued expenses	(375)
Long-term liabilities	(4,963)
Lease liability	(253)
Deferred tax liability	(65)
Total	$740,000

The goodwill of $230 million arising from the acquisition reflects the value of the assembled workforce and the efficiencies anticipated from repositioning the acquired assets to achieve their highest and best use. All of the goodwill is expected to be deductible for tax purposes.

In addition to Business Combination, the Plan outlined certain arrangements to allow for the successful future operation of the business. In accordance with the Plan, portions of the day-to-day operations of Ionic Digital’s bitcoin mining business would initially be outsourced to Hut 8 under the Mining MSA entered into on January 31, 2024. The Company also entered into a Contribution Agreement with Hut 8 wherein Hut 8 made a $6.4 million capital contribution on January 31, 2024 in exchange for shares of Class A common stock at a discounted price. Details of these arrangements are discussed further in Note 8 – Mining Management Services Agreement.

Acquisition-related costs incurred by the Company in connection with the acquisition were not material.

NOTE 4. Crypto assets

The Company’s crypto assets consist primarily of bitcoin. The following table presents information about crypto assets activity of the Company and its Predecessor for the eleven months ended December 31, 2024 and the one month ended January 31, 2024:

	Successor	Predecessor (Debtor-in-Possession)
	Eleven Months Ended	One Month Ended
	December 31, 2024	January 31, 2024
Beginning balance	$-	$16,018
Cumulative effect of the adoption of ASC 350-60	-	655
Adjusted beginning balance, at fair value	$-	$16,673

Bitcoin acquired	23,382	-
Addition to bitcoin from mining activities(1)	138,406	15,564
Consideration paid to hosting providers	(3,703)	(730)
Carrying value of bitcoin disposed(2)	(6,391)	(7,975)
Changes in fair value of bitcoin	71,744	(150)
Ending Balance(3)	$223,438	$23,382

Realized gain on sale of crypto assets(4)	$5,532	$485

(1)	Net of mining pool operating fees, as described in Note 2 – Basis of Presentation and Significant Accounting Policies. The addition to bitcoin from mining activities excludes bitcoin receivable of $0.5 million and $0.5 million for the eleven months ended December 31, 2024 and the one month ended January 31, 2024, respectively.

(2)	Disposal is defined as the sale of bitcoin or payment of certain hosting costs in bitcoin.

(3)	The ending balance of bitcoin holdings as of December 31, 2024 and January 31, 2024 represents the fair value.

(4)	No cumulative realized loss was recorded as of December 31, 2024.

The following table represents the crypto asset holdings as of December 31, 2024, with the cost basis of bitcoin representing the valuation at the time the Company earns bitcoin through mining activities:

Successor
As of
December 31, 2024
Quantity of bitcoin held	2,393
Cost basis of bitcoin held	$151,680
Fair value of bitcoin held	$223,438

The following table presents the carrying amount of bitcoin as of December 31, 2023, prior to the adoption of ASC 350-60:

Predecessor (Debtor-in-Possession)
Year Ended
December 31, 2023
Beginning balance	$1,955
Addition to bitcoin from mining activities(1)	113,432
Consideration paid to hosting providers	(3,950)
Carrying value of bitcoin disposed(2)	(89,440)
Impairment of crypto assets	(5,979)
Ending Balance	$16,018

(1)	The addition to bitcoin from mining activities excludes $1.3 million of mining revenues received in USD from EZB and bitcoin receivable of $0.7 million for the year ended December 31, 2023.

(2)	Disposal is defined as the sale of bitcoin, loan repayments made using bitcoin, or payment of certain operating costs in bitcoin.

For the year ended December 31, 2023, Celsius Mining had $115.4 million in mining revenues, recorded a $9.6 million realized gain related to the disposition of bitcoin, and recognized an impairment on its bitcoin holdings of $6.0 million.

The following table presents the carrying amount of USDT as of December 31, 2023, and the cost basis of bitcoin held was determined on the “cost less impairment” basis.

Predecessor (Debtor-in- Possession)
As of
December 31, 2023
Beginning balance	$440
USDT received(1)	-
USDT disbursed(1)	(440)
Ending balance	$-

(1)	Transaction related to USDT received for the sale of miners.

NOTE 5. Property and equipment, net

Property and equipment consisted of the following:

	Successor	Predecessor (Debtor-in- Possession)
	As of	As of
	December 31, 2024	December 31, 2023
Mining equipment	$118,904	$191,286
Hosting equipment	147,478	56,231
Computer equipment	54	27
Construction in Progress	31,288	52,048
Building	29,430	-
Land	1,620	1,098
Land Improvement	328	-
Total cost of property and equipment, net of impairment	$329,102	$300,690

Less: Accumulated depreciation	(42,267)	(66,211)

Property and equipment, net	$286,835	$234,479

Depreciation expense for property and equipment of $42.4 million, $6.2 million, and $66.2 million for the eleven months ended December 31, 2024, the one month ended January 31, 2024, and the year ended December 31, 2023, respectively.

During the year ended December 31, 2023, Celsius Mining evaluated the impairment indicators and determined impairment was triggered. Celsius Mining concluded that the costs incurred related to a terminated capital project were no longer recoverable due to a change in the intended use. As such, Celsius Mining expensed the total $17.7 million cost of the project to impairment during the year ended December 31, 2023. The Company determined that no indicators of impairment were present for the eleven months ended December 31, 2024, or for the one month ended January 31, 2024.

Mining equipment

The miners owned by the Company use ASIC chips designed around the 256-bit secure hashing algorithm (SHA-256) used by the bitcoin blockchain, the primary crypto asset the Company seeks to mine. The Company operates various models of the AntMiner S19, S19 PRO, and S21 PRO, a series of miners manufactured by Bitmain Technologies Limited (“Bitmain”), as well as various models of M30S, a series of miners manufactured by Inchigle Technology Hongkong Limited (“MicroBT”).

In February 2023, Celsius Mining sold 2,490 MicroBT miners to Touzi Capital, LLC for $1.2 million. This sale resulted in a loss on asset disposal of $2.4 million, which was recorded as a Realized (gain)/loss on disposal of property and equipment in the Consolidated Statement of Operations for the year ended December 31, 2023.

In July 2024, the Company purchased 663 AntMiner S21 PROs from Bitmain for $2.9 million in a non-cash transaction wherein the Company utilized an insurance claim and credit from lost and stolen miners valued at $2.9 million to finance the purchase.

Bitmain coupons

During the year ended December 31, 2022, Celsius Mining received coupons issued by Bitmain that provided Celsius Mining with discounts which could be redeemed through the purchase of additional miners from Bitmain. The coupons carried expiration dates between March and July 2023. Since the Predecessor was a Debtor-in-Possession at the time, Celsius Mining had no intention of utilizing the coupons prior to their expiration dates, these coupons were sold to third parties for $4.5 million during the year ended December 31, 2023.

Construction-in-progress

On November 1, 2022, Celsius Mining initiated bitcoin mining at four mining sites near Midland, Texas (the “Midland Sites”). The Company recognized the fair value of construction-in-progress at the Midland Sites totaling $3.8 million in connection with the Business Combination. As of December 31, 2024, the total value of construction-in-progress at the Midland Sites was $3.9 million.

On December 18, 2020, Celsius Mining entered into a Master Services Agreement (the “Core MSA”) with Core Scientific, Inc. (“Core Scientific”). In 2022, both companies filed for Chapter 11 bankruptcy and the Core MSA was subsequently terminated by Core Scientific on January 4, 2023. On April 14, 2023, Celsius filed claims in the Core Scientific bankruptcy proceedings totaling $312.3 million as follows: $113.5 million in damages for Core Scientific’s breach of contract, $194.1 million in damages stemming from Core Scientific’s rejection of the Core MSA, and the return of $4.7 million previously paid by Celsius Mining to Core Scientific. Core Scientific also filed aggregate claims totaling $3.9 million in the Celsius Mining bankruptcy proceedings, citing unpaid invoices for services performed.

On September 14, 2023, Celsius Mining and Core Scientific reached a settlement that fully resolved all claims, with a value to Celsius Mining of approximately $45 million. The settlement included: (a) the payment of $14.2 million in cash by Celsius Mining to Core Scientific; (b) Celsius Mining released Core Scientific from $21.1 million in prepaid hosting services, previously paid in cash by Celsius Mining to Core Scientific; (c) Core Scientific released Celsius Mining from an open account payable due to Core Scientific of $1.4 million; and (d) Core Scientific transferred to Celsius Mining a 136-acre mining site in Ward County, Texas (“Cedarvale”), along with partially constructed buildings and existing contracts by third parties to provide power and internet to the site. This settlement was approved by the Bankruptcy Court and subsequently closed on November 2, 2023, resulting in the recognition of $1.1 million of land, $43.9 million of facilities and infrastructure considered construction in progress, and a $11.1 million realized gain on settlement of legal claims. In addition, the settlement resulted in the derecognition of $21.1 in prepaid hosting services and $1.4 million in accounts payable. In accordance with the guidance in ASC 805, this transaction was classified as an asset acquisition. The realized gain on settlement of legal claims was recorded in Reorganization items, net during the year ended December 31, 2023.

Following the acquisition of Cedarvale, Celsius Mining incurred additional costs of $2.4 million related to site development during the year ended December 31, 2023. As such, total amounts related to construction in progress at Cedarvale were $46.3 million as of December 31, 2023. Celsius Mining incurred an additional $21.1 million construction in progress at Cedarvale during the one month ended January 31, 2024.

Following the Business Combination, the Company entered into the Mining MSA in which, under the Company’s direction and supervision, Hut 8 was responsible for the completion of construction projects at the Cedarvale facility. The cost of construction to the Company was to be capped at $0.4 million per MW and any excess costs offset against management fees paid to Hut 8, as discussed in Note 8 – Mining Management Services Agreement below.

The Mining MSA was terminated on December 10, 2024, at which time Ankura Consulting Group LLC was engaged to review all open invoices for compliance with approved budgets and to oversee the completion of the Cedarvale construction project.

During the eleven months ended December 31, 2024, the Company incurred costs of $66.2 million related to site development. During that same period, the Company placed into service $106.1 million of property and equipment as a result of the commencement of operations for the warehouse, containers, and three buildings at the Cedarvale facility. Construction in progress at Cedarvale is $27.2 million as of December 31, 2024.

NOTE 6. Prepaid Expenses and other assets

The Company contracts with data center operators for hosting its mining equipment and for operational support. These arrangements require advance payments to the operators pursuant to the contractual obligations associated with these services. The Company classifies these payments as Prepaid expenses or Other non-current assets in its Consolidated Balance Sheet, depending upon the term of the contract over which the deposits are expected to be recovered.

Prepaid expenses and other assets consisted of the following:

	Successor	Predecessor (Debtor-in- Possession)
	As of	As of
	December 31, 2024	December 31, 2023
Current assets:
Prepaid expenses	$7,618	$5,264
Prepaid hosting services	3,745	6,189
Other receivables	642	1,644
Total prepaid expenses and other current assets	$12,005	$13,097

Long-term deposits	18,629	22,717
Less: Allowance for credit losses	(1,720)	-
Total long-term deposits, net	16,909	22,717

Other non-current assets	46	1,856
Total other non-current assets	$16,955	$24,573

The Company recorded an allowance for credit losses related to its long-term deposits totaling $1.7 million, $0, $0 during the eleven months ended December 31, 2024, the one month ended January 31, 2024, and the year ended December 31, 2023, respectively. There was no other activity related to the allowance for credit losses during the periods presented.

NOTE 7. Investments & Derivatives

Mothership Incubator Texas Rep Power Agreement

On October 31, 2022, Celsius Mining and Mothership Incubator Texas REP 2, LLC (“MI Texas”) entered into a power purchase agreement (the “MI Texas Agreement”) for four Celsius Mining sites near Midland, Texas (the “Midland Sites”). Under the MI Texas Agreement, MI Texas was required to deliver to Celsius Mining a fixed amount of power at a fixed price. The term of the MI Texas Agreement was six months, subject to certain early termination exemptions. Commencing November 1, 2022, MI Texas initiated the sale of the scheduled energy in the ERCOT market under the MI Texas Agreement and agreed upon a ramp-up schedule between MI Texas and Celsius Mining. On May 22, 2023, Celsius Mining and MI Texas entered into a new power purchase agreement on the same basis for an additional six months. A portion of this new power purchase agreement commenced on July 24, 2023, and has since expired. The final portion of the agreement commenced on January 1, 2024. In connection with the Business Combination, the MI Texas Agreement was assumed by the Company per the terms of the Plan. The Company did not extend the power purchase agreement, which expired in May 2024.

Due to ERCOT’s allowance for net settlement, management determined that the MI Texas Agreement met the definition of a derivative under ASC Topic 815, Derivative and Hedging (“ASC 815”). Because the Company had the ability to sell its electricity into the ERCOT market rather than take physical delivery, the Company determined the scope exception for normal purchases and sales was not applicable to the MI Texas Agreement. As a result, the MI Texas Agreement was recorded at an estimated fair value as of each reporting period in the balance sheet and any change in fair value was recorded in Costs of revenues in the Consolidated Statement of Operations.

Depending on the current spot market price of electricity, the Company had the opportunity to sell electricity in the ERCOT market in exchange for cash payments instead of utilizing the power for its bitcoin mining at the Midland Sites during peak periods to efficiently manage the operating costs of the Company. The Company acknowledges the potential for the recognition of unrealized gains or losses, which is contingent upon the prevailing spot market price of electricity. In instances where the present spot market price descended below the predetermined price, an unrealized loss was recognized. Conversely, a corresponding unrealized gain was recognized when the present spot market price exceeded the predetermined price.

Celsius Mining initiated bitcoin mining at the Midland Sites on November 1, 2022, and after that date, the costs covered under the MI Texas Agreement are recorded in Cost of revenue in the Consolidated Statements of Operations. As of December 31, 2023, in accordance with ASC 210-20-45-1, an unrealized gain of $0.2 million was offset against prepaid expense as the spot market prices and forward energy price curves exceeded the predetermined price. For the one month ended January 31, 2024 and the year ended December 31, 2023, an unrealized loss of $0.2 million and unrealized gain of $1.7 million, respectively, were recognized in the Consolidated Statement of Operations. Refer to Note 2 – Basis of Presentation and Significant Accounting Policies for further information.

NOTE 8. Mining Management Services Agreement

In connection with the Business Combination on January 31, 2024, the Company entered into the Mining MSA, which specified that Hut 8 would manage and oversee certain aspects of the bitcoin mining business, namely supervision of the construction at the Cedarvale facility. Under the Mining MSA, Hut 8 would complete and deliver certain related projects, upon the Company’s approval of the required funding, including building and energizing the Cedarvale bitcoin mining facility within 12 months of the Plan Effective Date at a capped construction cost of $0.4 million per MW. The capped construction cost would also apply to up to 300 MW of additional developments from medium voltage to plug ready infrastructure for a period of 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments, for a total of up to 400 MW across the specifically identified facilities.

Pursuant to the agreement, Hut 8 was compensated for its services through an annual fixed fee of approximately $20 million, paid quarterly, and the granting of restricted stock options and stock warrants. The agreement included provisions under which the Company would pay agreed upon pass-through expenses and reimburse Hut 8 for other documented costs incurred as part of the agreement.

On June 19, 2024, Ionic Digital amended and restated the Mining MSA. Under the restated agreement, the fixed fee cash compensation was reduced to $15 million annually (or $3.8 million quarterly). The termination provisions were also updated, allowing the Company to terminate the Mining MSA at will with a 30-day notice period. The Company terminated the Mining MSA on December 10, 2024.

For additional information on accounting treatment for Mining MSA, refer to Note 2 – Basis of Presentation and Summary of Significant Accounting Policies.

Restricted Stock Units

The Mining MSA provided that, over a term of five years, Ionic Digital would issue 0.7 million shares of Class A common stock to Hut 8 (the “RSPA Shares”) as partial consideration for entering the Mining MSA on the Plan Effective Date. The RSPA Shares would vest in equal proportions on the anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement (i.e., 20% per year over the duration of the Mining MSA). All unvested RSPA Shares will be cancelled immediately if the Mining MSA is terminated by mutual agreement, by the Company for cause, or if the Mining MSA is not extended beyond its initial four-year term; all unvested RSPA Shares will vest immediately if the Mining MSA is terminated for reasons other than the specified conditions. Since the Mining MSA was terminated effective December 10, 2024, prior to the first anniversary date, the unvested RSPA Shares were subsequently cancelled.

The following summarizes the activity for the RSPA Shares for the eleven months ended December 31, 2024:

	Number of Shares	Weighted Average Fair Value per Share	Aggregate Intrinsic Value (in $ thousands)
Beginning balance, unvested	-	$-	$-
Granted	670,801	19.80	13,282
Vested	-	-	-
Cancelled	(670,801)	19.80	(13,282)
Forfeited	-	-	-
Ending balance, unvested	-	$-	$-

Stock Warrants

In connection with the Mining MSA, the Company entered into five separate tranches of warrant agreements with Hut 8 (the “Warrant Agreements”). The Warrant Agreements entitled Hut 8 to purchase from the Company a number of shares of Class A common stock equal to (a) 0.31881% of the number of shares of Class A common stock outstanding minus (b) the aggregate number of shares of Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements.

The Warrant Agreements had exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA was extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. All unvested warrants would be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested warrants would vest immediately if the Mining MSA is terminated other than according to certain of its conditions. Under the terms of the Warrant Agreements, Hut 8 agreed to vote all shares of Class A common stock issued upon the exercise of the warrants in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA was in effect.

On December 10, 2024, prior to the vesting of any stock warrants held by Hut 8, the Company terminated the Mining MSA, resulting in the cancellation of the unvested warrants.

Capital Contribution

In connection with the Business Combination, the Company also entered into a contribution agreement (the “Contribution Agreement”) with Hut 8. The Contribution Agreement provided that Hut 8 would purchase from the Company, for an aggregate purchase price of $6.4 million (the “Initial Plan Sponsor Investment”), the number of shares of Ionic Digital Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of Ionic Digital Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board of Directors of the Company at the Plan Effective Date and (b) a fraction, the numerator of which was the Initial Plan Sponsor Investment and the denominator of which was the Company Net Asset Value (as defined in the Contribution Agreement).

Under the Contribution Agreement, if the Mining MSA was not terminated by the Company pursuant to Section 1(b)(ii) thereof on or before May 1, 2024 (“Subsequent Closing Date”), then Hut 8 would purchase from the Company, for an aggregate purchase price of $6.4 million, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which was $6.4 million, and the denominator of which was the Company’s net asset value.

On June 19, 2024, the Contribution Agreement was amended to adjust the Subsequent Closing Date of the second Hut 8 capital contribution of $6.4 million to be the first Business Day after the common stock had been listed on a “national securities exchange” within the meaning of the Securities Exchange Act of 1934.

If the Mining MSA was extended beyond its initial term, then Hut 8 agreed to purchase additional shares of Ionic Digital Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3.2 million for year five, subject to a maximum purchase price of $15.9 million in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment were referred to collectively as the “Plan Sponsor Shares.”

Pursuant to the Contribution Agreement, on January 31, 2024 Hut 8 made an initial investment in the Company of $6.4 million cash in exchange for 374,261 shares of Ionic Digital Class A common stock. As these shares were issued at a price discounted from the $20.00 per share fair value of Ionic Digital’s Class A common shares (see further discussion at Note 3 – Business Combination), the Company recognized stock compensation expense in the amount of the discount of $1.1 million on the date of issuance, which is included within General and administrative expenses on the Consolidated Statement of Operations during the eleven months ended December 31, 2024.

The Company terminated the Contribution Agreement prior to listing its common shares on a national exchange. As such, no additional capital contributions have been made.

NOTE 9. Leases

Ionic Digital’s lease arrangements primarily consist of operating leases for land (for the purpose of running data center facilities used for cryptocurrencies mining) throughout rural Texas, and for land and mining facilities in Georgia. The Company also has a lease arrangement embedded within its hosting agreement with EZB that is set to expire in June 2025. The Company has no finance leasing arrangements.

Operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term determinable at the lease commencement date. Variable lease payments include amounts paid by the Company for the right to use an asset that vary because of changes in facts and circumstances occurring after the commencement date, such as energy consumption or revenue generation. Two of the Company’s lease agreements are based entirely on variable payments. The lease expense disclosed herein related to the mining facility in Georgia represents an amount allocated between the lease and non-lease components of the Company’s hosting agreement with EZB.

The components of total lease cost recorded in the Consolidated Statements of Operations are as follows:

Successor
Eleven Months Ended December 31, 2024
Fixed lease cost	$37
Variable lease cost	185
Operating lease expense	222
Short-term lease expense	272
Total operating lease expense	$494

Additional supplemental operating lease information is as follows:

Successor
Eleven Months Ended December 31, 2024
Operating cash outflows included in operating lease liabilities	$37

Weighted average remaining lease term	7.33
Weighted-average discount rate (1)	7%

(1)	As the rate implicit in the leases was not readily determinable, the incremental borrowing rate at the lease commencement was used to determine the present value of minimum lease payments.

As of December 31, 2024, maturities of Ionic Digital’s operating lease liability, which do not include variable lease payments, are as follows:

Successor
Operating Leases
2025	$38
2026	39
2027	41
2028	42
2029	43
Thereafter	90
Total undiscounted future lease payments	293
Less: present value discount	(62)
Present value of operating lease liabilities	$231

NOTE 10. Goodwill

Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. The Company reviews its goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In April 2024, a bitcoin halving event took place. A bitcoin halving event, which occurs approximately every four years, reduces the block reward for bitcoin miners by 50%. This directly impacts the Company’s revenue generation from mining activities. After the halving in April 2024, the global network hash price declined below the levels anticipated in the Company’s forecasts, which negatively impacts the Company’s future operating profit. The Company viewed this adverse market trend, which was observed during the second quarter of 2024, as a triggering event for testing the impairment of its goodwill. Thus, in accordance with its policies, the Company performed an assessment of goodwill as of June 30, 2024. As these adverse market trends continued through the third quarter of 2024, the Company performed a second assessment of its goodwill as of September 30, 2024.

Goodwill Impairment Analyses

In completing its goodwill impairment analysis, management concluded that the Company has one reporting unit for which discrete financial information is available and regularly reviewed by management. The Company determined that a quantitative analysis of the fair value of its single reporting unit was appropriate to compare the carrying value of the reporting unit, including goodwill, to its estimated fair value. With the assistance of a valuation specialist, management estimated the fair value of the reporting unit, a process which incorporated a combination of the income and market valuation approaches. The income approach is a valuation technique under which the Company estimates discounted future cash flows using the financial forecast from the perspective of an unrelated market participant. In estimating future cash flows of the entity several assumptions were used, including projected bitcoin prices and global hashrate, operating results, growth rates, regulatory and economic conditions, and the discount rate. The discount rate used was the value-weighted average of the Company’s estimated cost of capital, derived using both known and estimated customary market metrics. The market valuation approach, or the comparable company approach, uses the observable prices at which shares of similar companies are exchanged to estimate the fair value of the reporting unit.

In addition to the quantitative impairment analyses performed during the eleven months ended December 31, 2024, the Company also performs its annual impairment testing as of October 1, 2024, at which time a qualitative assessment was completed.

As a result of the quantitative impairment tests performed as of June 30, 2024 and September 30, 2024, the Company concluded that the fair value of goodwill exceeds its carrying value. As a result of the qualitative test performed on October 1, 2024, the Company determined that it was not more likely than not that goodwill was impaired. Accordingly, no goodwill impairment was recognized during the eleven months ended December 31, 2024.

NOTE 11. Related Party Transactions

Hut 8

In January 2024, the Company entered the Mining MSA with Hut 8. Hut 8’s role was to manage and oversee certain aspects of the bitcoin mining operations and the construction of Cedarvale. In December 2024, Ionic Digital terminated the Mining MSA. During the eleven months ended December 31, 2024, Ionic Digital paid Hut 8 approximately $36 million.

The following summarizes the nature of the costs incurred with Hut 8:

Successor
Eleven Months Ended December 31, 2024
Operating expenses	$13,327
Capital expenditures	5,896
Construction management	6,411
Hosting services	10,369
Total Hut 8 related party costs	$36,003

As disclosed in Note 8 – Mining Management Services Agreement, Hut 8 made a cash contribution to the Company in the amount of $6.4 million in exchange for 374,261 shares of Class A common stock. Since the shares were issued to Hut 8 at a price discounted from the determined fair value of Ionic Digital’s Class A common stock, the Company recognized stock compensation expense totaling $1.1 million during the eleven months ended December 31, 2024.

The Plan approved by the Bankruptcy Court also granted Hut 8 one share of Class B common stock, the holder of which has the authority to appoint two of the eight directors to the Company’s board of directors as of the date of the Business Combination.

Loans Payable to Related Parties

On November 1, 2020, Celsius UK, and Celsius Mining entered into a revolving credit agreement (the “$750m Revolver”) under which Celsius Mining could borrow up to $750.0 million from Celsius UK for the purpose of acquiring mining equipment and to fund its operations. The $750m Revolver was unsecured but was repayable upon demand by Celsius UK. The stated interest rate was 12% per annum, compounded monthly and payable quarterly, but Celsius Mining had the option to either pay the interest in cash or in-kind by adding the accrued interest to the principal.

During the year ended December 31, 2023, Celsius Mining did not accrue (or pay) interest on the $750m Revolver.

The following table presents changes in the balance of the $750m Revolver:

Predecessor (Debtor-in- Possession)
December 31, 2023
Beginning balance	$644,049
Amount borrowed(1)	-
Repayments(1)	-
Interest incurred(1),(2)	-
Ending balance(1),(3)	$644,049

(1)	Celsius Mining halted all credit draws and repayments while interest incurred was paused due to the Chapter 11 bankruptcy filed on July 13, 2022.

(2)	Contractual interest on the $750m Revolver would have been $7.8 million for the one month ended January 31, 2024 and $86.4 million for the year ended December 31, 2023. Celsius Mining discontinued accruing interest as of the Petition Date in accordance with ASC 852.

(3)	Total loans payable to related parties as of December 31, 2023, were reclassified as liabilities subject to compromise in accordance with ASC 852. As of the Plan Effective Date, the balance related to the Revolving Credit Agreement was not acquired by the Company.

In accordance with the Plan and upon consummation of the Business Combination, the outstanding balance on the $750m Revolver was cancelled and discharged in full. In accordance with ASC 470-50, the cancelled debt was accounted for by Celsius Mining as a capital transaction. Accordingly, Celsius Mining recorded an increase to Additional paid-in capital in its Consolidated Statement of Changes in Equity (Deficit) during the one month ended January 31, 2024.

Letter Agreement in respect of Revolving Credit Agreements

Pursuant to a letter agreement dated May 7, 2022, Celsius UK and Celsius Mining agreed that: (i) prior to July 1, 2023, Celsius UK would not call or demand repayment of either the $750m Revolver or the Bitcoin Revolver; (ii) prior to July 1, 2023, Celsius UK would not call or demand repayment of any additional loans extended to Celsius Mining from September 30, 2021, through July 1, 2023; and (iii) until July 1, 2023, Celsius UK would waive any acceleration rights under any such loans.

Other Payables to Related Parties

Celsius Mining recorded related party payables of approximately $181.4 million as of December 31, 2023, which represents expenses incurred for key management personnel and entities over which they have control or significant influence.

The following summarizes the breakdown of related party payables:

Predecessor (Debtor-in- Possession)
December 31, 2023
Celsius UK	$158,043
Ultimate Parent	843
Celsius Network Ltd. (ISR)	713
Celsius Network LLC	298
Celsius US Holding	21,512
Ending balance	$181,409

In accordance with the Plan and upon consummation of the Business Combination on January 31, 2024, the Predecessor’s net amount due to and from related parties was cancelled and discharged in full as per the terms of the Plan. In accordance with ASC 470-50, the forgiveness of the $188,627.1 million balance was accounted for by Celsius Mining as a capital transaction. Accordingly, Celsius Mining recorded an increase to Additional paid-in capital in its Consolidated Statement of Changes in Equity (Deficit) during the month ended January 31, 2024.

NOTE 12. Stockholders’ Equity

Successor Equity

Following the consummation of the Plan, the Company authorized the issuance of three classes of stock – Preferred stock, Class A common stock and Class B common stock.

Preferred stock (“Preferred shares”) — 15 million preferred shares at $0.00001 par value per share are authorized and no shares are issued and outstanding. These shares represent the preferred class of equity and entitle the holders to the return of their capital contributions before amounts are distributed with respect to any other shares.

Class A common stock (“Class A common shares”) — One billion (1,000,000,000) Class A common shares at $0.00001 par value per share are authorized. These shares represent common equity in that they provide rights to distributions junior to the Preferred shares. These shares reflect an equity interest in the Company and, as of December 31, 2024, approximately 37 million were issued to the creditors of the Ultimate Parent and its subsidiaries and affiliates pursuant to the Plan and to a related party.

Class B common stock (“Class B common share”) — One Class B share at $1.00 par value per share was authorized. This share represents common equity in that it does not provide the holder with a right to receive any distributions. This share was to be issued and held only by Hut 8 or its affiliates, entitles the holder to elect two directors to the Company’s Board of Directors, and is redeemable at $1.00 per share immediately upon termination of the Mining MSA.

On January 31, 2024, the Company adopted the Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of December 31, 2024, the Company has reserved approximately 4.3 million shares (subject to an evergreen) under the Omnibus Plan.

In addition to the Class A common shares issued in the transaction (see Note 3 – Business Combination) and in exchange for Hut 8’s capital contribution (see Note 11 – Related Parties), on January 31, 2024 the Company reserved 0.7 million shares of Class A common stock for Hut 8 in partial consideration for management services through the Mining MSA. The Company also entered five separate (but substantively identical) warrant agreements with Hut 8 as part of the Mining MSA.

On December 10, 2024, the Company terminated the Mining MSA, at which time the RSU Shares were forfeited, the Warrant Agreements terminated, and the Class B common stock became redeemable. All rights of the Class B shareholder ceased when the Company effected redemption of the Class B common stock in December 2024.

Predecessor Equity

The Company was founded to effectuate the successful acquisition of certain assets of Celsius Mining, pursuant to the Plan. The Ultimate Parent owned all the issued and outstanding shares of Celsius UK, which in turn owned all the issued and outstanding interests of Celsius US Holding, which in turn owned all the issued and outstanding member interests in Celsius Network LLC.

Prior to consummation of the Plan, Celsius US Holding also owned all the issued and outstanding member interests in Celsius Mining. As part of the Plan, Celsius US Holding and its affiliates forgave the net related party debt held by the Predecessor, which is accounted for as a capital contribution made on January 31, 2024. See further details within Note 11 – Related Party Transactions.

NOTE 13. Earnings per Share

Basic earnings per share of Class A common stock is calculated by dividing Net income (loss) by the weighted average number of shares of Class A common stock outstanding during the period. Diluted earnings per share is computed similarly except the weighted average shares outstanding are increased to include the assumed exercise of any common stock equivalents using the treasury stock method, if dilutive.

The Company’s potentially dilutive equity instruments are primarily instruments that the Company has issued as part of the RSPA shares and Warrant Agreements. The RSPA shares and Warrant Agreements were unvested when the Mining MSA was terminated in December 2024 and were forfeited as a result. Therefore, there are no dilutive instruments authorized or issued as of December 31, 2024. In addition, there are no securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have been antidilutive for the period presented.

The following table summarizes the calculation of the Company’s basic earnings per share of Class A common stock:

Successor
Eleven Months Ended December 31, 2024
Numerator
Net income	$40,145
Denominator
Weighted-average Class A common stock outstanding, basic	37,374,261

Basic earnings per share, Class A common stock	$1.07
Diluted earnings per share, Class A common stock	$1.07

All earnings of the Predecessor were entirely applicable to its members; as a result, EPS information is not applicable for reporting periods prior to the Business Combination.

NOTE 14. Income Taxes

For the eleven months ended December 31, 2024, Ionic Digital recorded income from continuing operations before a provision for income taxes totaling $52.5 million, all of which is attributable to operations in the United States. The Predecessor was a passthrough entity; as a result, no operating loss transferred to Ionic Digital with the transaction.

The components of the provision for income taxes attributable to continuing operations are as follows:

Successor
Eleven Months Ended December 31, 2024
Current
Federal	$-
State	290
Total Current	$290

Deferred
Federal	11,261
State	754
Total Deferred	$12,015

Total Provision	$12,305

As of December 31, 2024, the Company has indefinitely-lived federal net operating loss carryforwards of $30.8 million that are not subject to expiration. However, such net operating loss carryforwards can only offset 80% of taxable income in any individual future tax year. The Company also has state net operating loss carryforwards of $8.8 million, of which $5.4 million is subject to expiration beginning in 2045. The remaining $3.4 million state operating net loss carryforwards is not subject to expiration, but can only offset 80% of taxable income in any individual future tax year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax liabilities and assets are as follows:

Successor
December 31, 2024
Deferred tax assets:
Property and equipment	$205
Accrued expenses	693
Leases	52
Net operating loss and credit carryforwards	6,934
Gross non-current deferred tax assets	7,884
Valuation allowance for non-current deferred tax assets	-
Net non-current deferred tax assets	$7,884

Deferred tax liabilities:
Goodwill	$(3,140)
Prepaid expenses	(606)
Unrealized gains	(16,108)
ROU assets	(110)
Gross non-current deferred tax liabilities	(19,964)

Net deferred tax assets (liabilities)	$(12,080)

As of December 31, 2024, management determined that it was more likely than not that the Company would realize the benefits associated with its deferred tax assets. As a result, no valuation allowance was recorded.

The difference between the tax expense (benefit) derived by applying the Federal statutory income tax rate to net losses and the expense recognized in the consolidated financial statements is as follows:

Successor
Eleven Months Ended December 31, 2024
U.S. federal taxes at statutory rate	$11,015
State tax provision	758
Permanent differences and other	5
Stock issuance costs	241
Valuation allowance	-
Uncertain tax positions	286
Provision for Income Taxes	$12,305

The total amount of unrecognized tax benefits as of December 31, 2024 was $0.3 million, all of which is related to the current year. If recognized, these tax benefits would affect the Company’s effective tax rate. The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows:

Successor
Balance as of January 31, 2024	$-
Additions based on tax positions related to current year	286
Additions based on tax positions related to prior year	-
Balance as of December 31, 2024	$286

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the eleven months ended December 31, 2024, the Company did not recognize any interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction and several state jurisdictions. The Company is subject to U.S. federal and state income tax examinations for 2024. The Company is not currently under audit for federal or state jurisdictions.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. We are assessing the legislation and its effect on our consolidated financial statements.

NOTE 15. Commitments and Contingencies

Commitments – Purchase agreements

In the normal course of business, the Company enters into non-cancellable purchase commitments with various parties, primarily for purchases of mining equipment. As of December 31, 2024 and December 31, 2023, the Company and its Predecessor, respectively, had no outstanding non-cancellable purchase commitments.

Contingencies

The Company is subject to legal proceedings arising in the ordinary course of business. The Company accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect the Company’s business, cash flows, results of operations, financial condition, and prospects. Unless otherwise indicated, the Company is unable to estimate reasonably possible losses in excess of any amounts accrued.

Mawson Infrastructure Group

On February 23, 2022, Celsius Mining entered into a Co-Location Agreement with Luna Squares LLC, a subsidiary of Mawson Infrastructure Group., Inc., a bitcoin miner and public company listed on the NASDAQ (collectively, “Mawson”), under which Mawson hosted miners owned by Celsius Mining at Mawson’s facility in Midland, Pennsylvania. On August 23, 2023, the agreement expired. Following expiration, Mawson failed to return Celsius Mining’s $15.3 million deposit to Celsius Mining and Celsius Mining failed to pay $5.1 million in Mawson invoices. Celsius Mining initiated an adversary complaint against Mawson in the Bankruptcy Court seeking return of the amounts owed to it under the Co-Location Agreement, to offset the unpaid invoices against the deposit, and other damages suffered by Celsius Mining due to breaches of the contract. The resulting arbitration is ongoing.

Based on current information, the Company does not believe a material loss, if any, can be reasonably estimated from any claims, lawsuits, and proceedings to which the Company is subject, either individually or in the aggregate. Therefore, no contingent liabilities have been recorded by the Company as of December 31, 2024 or December 31, 2023 in respect to the ongoing legal proceedings.

NOTE 16. Litigation settlement and related gain

In connection with the Business Combination, the Company assumed a discontinued agreement between the Predecessor and a third party that required the third party to construct a virtual currency mining facility for the Predecessor. On December 1, 2024, the Company and the Predecessor entered into a settlement agreement to resolve the outstanding litigation claims, resulting in a cash payment of $6.8 million to the Company. For the eleven months ended December 31, 2024, the settlement is recognized as Gain on litigation settlement within Other income (expenses) on the Consolidated Statement of Operations. There are no remaining contingencies or conditions related to this gain.

NOTE 17. Subsequent Events

In January 2025, construction on the final building at Cedarvale was completed and all assets placed into service.

Effective June 27, 2025, Ionic Digital entered into a cooperation agreement with certain third parties and stockholders of the Company (the “Plaintiff parties”) to appoint two new directors to the Board of Directors and settle open litigation matters that arose after the date of the financial statements. As part of the agreements and as compensation to the Plaintiff parties for expenses incurred, in July 2025 the Company paid amounts to the Plaintiffs or on the Plaintiffs’ behalf totaling $8.3 million.

On June 30, 2025, the Company terminated their hosting agreement with EZB. The Company’s miners hosted by EZB had a book value totaling $5.5 million as of December 31, 2024. The Company is continuing to evaluate liquidation or relocation of the mining fleet formerly hosted by EZB, and to discuss settlement of the outstanding prepaid hosting costs.

In August 2025, the Company received a purported whistleblower complaint that contained certain allegations regarding both corporate and board of director actions. The Audit Committee, with the assistance of independent external counsel, completed an investigation into the allegations and concluded they had no merit. Through the date the financial statements were available to be issued, no claims have been filed against the Company related to this matter.

The Company has evaluated subsequent events to September 29, 2025, the date these financial statements were available for issuance.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses that Ionic Digital Inc. (the “Registrant”) may incur in connection with the securities being registered hereby (all of which are to be paid by the Registrant).

SEC registration fee	$	*
Nasdaq Global Select Market Listing Fee		*
Printing Fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Other advisors’ fees		*
Financial printing and miscellaneous expenses		*
Total		*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right that an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent Sales of Unregistered Securities

Since January 31, 2024, the Plan Effective Date, the Company has issued and sold the following unregistered securities:

●	37 million shares of Class A common stock for eligible holders of certain claims against Celsius;

●	374,261 shares of Class A common stock to Hut 8 pursuant to the Contribution Agreement;

●	one share of Class B common stock to Hut 8 pursuant to the MSA;

●	warrants to purchase up to an aggregate of 670,801 shares of common stock to Hut 8, which were cancelled in connection with the termination of the Mining MSA. For more information on the warrants, see the section titled “Certain Relationships and Related Person Transactions—Transactions Involving Related Parties — Warrant Agreements” above; and

●	670,801 RSPA Shares, which were cancelled in connection with the termination of the Mining MSA. For more information on the terms of the restricted stock, see the section titled “Certain Relationships and Related Person Transactions—Transactions Involving Related Parties — Restricted Stock Agreement” above.

Based upon the exemption provided by Section 1145 of the U.S. Bankruptcy Code, on November 9, 2023, the Bankruptcy Court entered an order confirming the Plan, which, among other things, provides that the issuance of the shares of common stock described in the first bullet point above conducted in accordance with the procedures described in the Plan, is, and shall be deemed to be, pursuant to Section 1145 of the U.S. Bankruptcy Code or Section 4(a)(2) of the Securities Act, or any other applicable state or U.S. federal securities law, exempt from the registration requirements of Section 5 of the Securities Act and any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker dealer in, a security. The issuance of the shares of common stock and warrants described in the second through fifth bullet points above was pursuant to Section 4(a)(2) of the Securities Act, exempt from the registration requirements of Section 5 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description
2.1	Master Conveyance Agreement, dated effective January 31, 2024, between Celsius Mining LLC, Ionic Digital Treasury Inc. and Ionic Digital Inc.
3.1	Amended and Restated Certificate of Incorporation of Ionic Digital Inc.
3.2	Amended and Restated Bylaws of Ionic Digital Inc. (Effective February 13, 2025)
5.1*	Opinion of White & Case LLP
10.1	Amended and Restated Management Services Agreement, dated June 19, 2024, between the Company and U.S. Data Management Group LLC
10.2	Plan Sponsor Contribution Agreement, dated January 31, 2024, between the Company and U.S. Data Management Group LLC
10.3	Amendment, dated June 19, 2024, to Plan Sponsor Contribution Agreement
10.4	Form of Indemnification Agreement of Ionic Digital Inc.
10.5+	Ionic Digital Inc. Omnibus Incentive Plan
10.6+	Offer Letter, dated as of February 14, 2024, between Ionic Digital Inc. and Matt Prusak
10.7*	PPM EMSA Agreement with Priority Power Management
10.8*	PPM Energy Management Agreement with Priority Power Management
10.9*	Amendment to PPM Energy Management Agreement with Priority Power Management
10.10*	PPM Assignment Agreement
10.11*	GXD Hosting Agreement with Global[X]Digital, LLC
10.12*	EZ Blockchain Hosting Agreement with EZ Blockchain Services
10.13*+	Offer Letter, dated as of December 9, 2024, between Ionic Digital Inc. and Anthony McKiernan
10.14*	Anchorage Custody Agreement
10.15*	Fidelity Custody Agreement
16.1*	Letter regarding change in accountants
21.1*	List of subsidiaries of Ionic Digital
23.1*	Consent of BDO USA, P.C.
23.2*	Consent of RSM US LLP
23.3*	Consent of White & Case LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of the initial filing)
99.1*	Code of Ethics
99.2*	Audit Committee Charter
107*	Filing Fee Table

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
++	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information is both (i) non-material and (ii) would be competitively harmful if publicly disclosed.

(b)	Financial Statement Schedules. None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on the , 2026.

IONIC DIGITAL INC.

By:
Name:	Anthony McKiernan
Title:	Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony McKiernan, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Interim Chief Executive Officer	, 2026
Anthony McKiernan	(Principal Executive Officer)

	Interim Chief Financial Officer	, 2026
James Gallagher	(Principal Accounting and Financial Officer)

	Chairperson of the Board	, 2026
Elizabeth LaPuma

	Director	, 2026
Michael Abbate

	Director	, 2026
Thomas DiFiore

	Director	, 2026
Scott Duffy

	Director	, 2026
Scott Flanders

	Director	, 2026
Oliver Wiener